AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1998
                                            REGISTRATION STATEMENT NO. 333-45469

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                      FORTUNE NATURAL RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                                1311                      95-4114732
(State of other jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)       Classification Code Number)       Identification No.)


                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                              DEAN W. DRULIAS, ESQ.
                      FORTUNE NATURAL RESOURCES CORPORATION
                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                               JOHN W. MENKE, ESQ.
                       BOYER, EWING & HARRIS INCORPORATED
                                THE COASTAL TOWER
                         NINE GREENWAY PLAZA, SUITE 3100
                              HOUSTON, TEXAS 77046
                                 (713) 871-2025

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: As soon as practicable after
                 this Registration Statement becomes effective.
                         ------------------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

                              CROSS REFERENCE SHEET


ITEMS IN FORM S-2                                                           LOCATION IN PROSPECTUS
-----------------                                                           ----------------------

ITEM 1.    Forepart of the Registration Statement and
           Outside Front Cover Page of Prospectus...............    Outside Front Cover Page of Prospectus

ITEM 2.    Inside Front and Outside Back Cover pages
           Of Prospectus........................................    Inside Front and Outside Back Cover Page
                                                                    Of Prospectus; "Available Information"

ITEM 3.    Summary of Information, Risk Factors and
           Ratio of Earnings to Fixed Charges...................    "Prospectus Summary;" "Risk Factors;"
                                                                    "Management's Discussion and Analysis of
                                                                    Financial Condition and Results of Operations"

ITEM 4.    Use of Proceeds......................................    "Prospectus Summary"

ITEM 5.    Determination of Offering Price......................    Not Applicable

ITEM 6.    Dilution.............................................    Not Applicable

ITEM 7.    Selling Security Holders.............................    Not Applicable

ITEM 8.    Plan of Distribution.................................    Outside Front Cover Page of Prospectus;
                                                                    "Prospectus Summary;" "The Exchange Offer"

ITEM 9.    Description of Securities to be Registered...........    "Description of Securities"

ITEM 10.   Interests of Named Experts and Counsel...............    "Experts"

ITEM 11.   Information with Respect to the Registrant...........    "Business and Properties"

ITEM 12.   Incorporation of Certain Information by
           Reference............................................    Incorporation of Certain Information
                                                                    by Reference

ITEM 13.   Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities.......    "Description of Securities;" "Certain
                                                                    Relationships and Related
                                                                    Transactions -Indemnification of Officers and
                                                                    Directors"

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1998

                                      LOGO



                         COMMON STOCK PURCHASE WARRANTS
                                 EXCHANGE OFFER

     The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 31, 1998 (as such date may be extended, the "Expiration Date").

     Fortune Natural Resources Corporation ("Fortune" or the "Company") hereby offers to exchange (the "Exchange Offer") each Common Stock Purchase Warrant issued to the public in connection with the Company's 1993 public Unit offering and each identical warrant issued prior to the Expiration Date upon exercise of the unit purchase warrants issued to the representative of the underwriters of such offering (collectively "Old Public Warrants") for one new Common Stock Purchase Warrant ("New Warrant"). The Exchange Offer will be conducted upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"). (See "The Exchange Offer" and "Description of Securities.")

     Each holder of Old Public Warrants participating in the Exchange Offer will receive one New Warrant exercisable for 1.4375 shares of Common Stock, $.01 par value ("Common Stock"), of the Company for each of the Old Public Warrants, which are currently exercisable for the same number of shares of Common Stock. All of the New Warrants are exercisable on or prior to September 28, 1999 (the Old Public Warrants expire September 28, 1998). Each share of Common Stock will be purchasable under the New Warrants at a price of approximately $2.61 per share, the same current exercise price as the Old Public Warrants. The New Warrants will be callable by the Company at any time after the closing price of the Common Stock on the American Stock Exchange, Inc. ("AMEX") equals or exceeds $5.50 for twenty consecutive trading days (the same call price as the Old Public Warrants). (See "Description of Securities - Warrants.")

     The Common Stock and Old Public Warrants issued to the public are listed and trade on the AMEX under the symbols FPX and FPXW, respectively. On February 10, 1998, the last reported sales price of the Common Stock on the AMEX was $1.75 per share and the last reported sale price of the Old Public Warrants was $0.19 per warrant. The Company has filed a listing application with the AMEX for the shares of Common Stock issuable upon exercise of any of the New Warrants. The New Warrants will not be listed on the AMEX or any other exchange or otherwise admitted for trading privileges AND SUCH WARRANTS WILL NOT BE TRANSFERABLE EXCEPT UPON THE PRIOR WRITTEN CONSENT OF THE COMPANY. Therefore, it is highly unlikely that any market will ever develop for any of the New Warrants. (See "Price Range of Securities.")

     The Exchange Offer is not conditioned upon any minimum number of Old Public Warrants being tendered for exchange, and the Company will accept for exchange any and all Old Public Warrants that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Public Warrants may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. U.S. Stock Transfer Corporation (the "Exchange Agent") will act as exchange agent in connection with this offering. Holders of Old Public Warrants will have until the Expiration Date to elect to convert their Old Public Warrants into New Warrants. The Expiration Date may be extended by the Company. (See "The Exchange Offer.")

     No assurance can be given that any of the Old Public Warrants will be exchanged in the Exchange Offer. Further, no assurance can be given that any of the New Warrants will be exercised. If all of the New Warrants were issued and exercised, the Company would receive gross proceeds of $7,425,000. The Company will pay all costs and expenses of the Exchange Offer, estimated to be $28,000, whether or not the Exchange Offer is successful.

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. (SEE "RISK FACTORS" BEGINNING ON PAGE 9.)

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS FEBRUARY ___, 1998

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") (File No. 1-12334) are incorporated in this Prospectus by reference and are made a part hereof:

1. Annual Report on Form 10-K/A for the year ended December 31, 1996, filed on April 11, 1997.

2.  Current report on Form 8-K filed March 24, 1997.

3.  Current report on Form 8-K filed on April 7, 1997.

4.  Current report on Form 8-K filed on April 18, 1997.

5.  Quarterly  Report on Form 10-Q for the quarterly period ended
    March 31, 1997, filed on May 14, 1997.

6.  Current report on Form 8-K filed June 16, 1997.

7. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, filed on July 29, 1997.

8. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, filed on November 14, 1997.

9.  Current Report on Form 8-K filed on December 15, 1997.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to Fortune Natural Resources Corporation, 515 West Greens Road, Suite 720, Houston, Texas 77067. Attention: Dean W. Drulias, General Counsel (telephone (281) 872-1170).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Capitalized terms not otherwise defined are used as defined in the Glossary included elsewhere in this Prospectus.

                                  The Company

     Fortune Natural Resources Corporation ("Fortune" or the "Company") is an independent oil and gas company whose primary focus is exploration for and development of domestic oil and gas. Fortune's principal areas of interest include onshore and offshore Louisiana and Texas, including the relatively shallow transition zone where the use of modern geophysical technology and advanced interpretation techniques offers the opportunity for new discoveries in areas of proven historical production.

     Fortune seeks to participate, generally as a minority, non-operating interest holder, in a variety of exploration and development projects developed with industry partners using state-of-the-art technologies including, where appropriate, three dimensional ("3D") seismic and computer-aided exploration ("CAEX") technology. Fortune believes that these techniques have undergone important technological advances in recent years and that their use can provide Fortune and its project partners with a more accurate and complete prospect evaluation, materially increasing the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

     Although Fortune does not currently operate properties or originate oil and gas exploration prospects, it actively participates in the evaluation of the opportunities presented to it, both at the time of its initial investment in a prospect and thereafter during the evaluation and selection of drilling projects. In order to use state-of-the-art technology while controlling fixed operating costs, Fortune relies heavily on industry consultants for its project evaluations.

     Fortune's strategy is to invest in a diversified portfolio of oil and gas exploration and development properties within the Company's area of interest. Fortune seeks to mitigate the risks of exploration drilling by generally taking minority interests in projects with large potential reserves and additional development potential. In furtherance of this strategy, Fortune has developed working relationships with other independent resource companies operating in its area of interest and has acquired interests in exploration projects, which are currently in various stages of evaluation, acquisition and preparation for drilling. (See "Business and Properties - Exploration Activities.")

     Fortune has an approximate 12.9% before-payout working interest in the East Bayou Sorrel Field, Iberville Parish, Louisiana. The discovery well in the Field, the Schwing #1, began producing in December 1996 and has been producing from permanent facilities since January 22, 1997. Although the well reached production rates as high as 1,711 BOPD and 1,710 MCFD during February 1997 on a 12/64" choke, sustained production will be limited to an average of approximately 1,400 BOPD under the State of Louisiana allowance for the producing reservoir. A second well at East Bayou Sorrel, in which the Company has an approximate 12.9% before-payout working interest, began producing on June 22, 1997. Production from this well averaged approximately 523 BOPD and 445 MCFD in January 1998. The producing wells on this property account for about 40% of the Company's current production and cash flow. A third well in the field was recently completed and is currently undergoing testing.

     Fortune has a 12.5% working interest in the producing 5,000 acre South Timbalier Block 76. The producing well on this property which is located offshore Louisiana accounts for about one-third of the Company's current production and cash flow. The well was shut in on March 24, 1997 for a workover to repair a failed packer. The repair was completed and the well was put back on production on April 19, 1997. The South Timbalier well is producing approximately 670 BOPD and 8,600 MCFD as of February 3, 1998.

     The Company has a 37.5% interest in the La Rosa Field in Refugio County, Texas, and an 18.75% interest in a 24 square mile proprietary 3D seismic survey which has been shot on acreage in and adjacent to this field. The 3D seismic survey is currently being processed and interpreted and two wells have been drilled relying on the data obtained to date. The first of these wells is currently producing; the second was abandoned as a dry hole. The Company believes that this 3D seismic survey will identify several additional development and exploration opportunities in the field, although there can be no assurance that any such opportunities will be identified or pursued successfully.

     In addition, the Company has entered into a multi-year proprietary 3D seismic joint venture to evaluate and identify exploration prospects in a 166.5 square mile AMI in and around the Texas transition zone including the intracoastal waters at Espiritu Santo Bay in Calhoun County, and certain surrounding areas. Fortune owns a 12.5% working interest in the joint venture which has undertaken a 135 square mile proprietary 3D seismic survey. The 3D seismic survey has been acquired and processed and is currently being interpreted. The Company believes that this 3D seismic survey will also identify several development and exploration opportunities in the area, although there can be no assurance that any opportunities will be identified or pursued successfully.

     In February 1995, Fortune formed a joint venture with Zydeco Exploration, Inc. ("Zydeco") to evaluate and explore oil and gas prospects in the Louisiana transition zone and Timbalier Trench. The joint venture holds an interest in various projects in the shallow Gulf Coast waters offshore Louisiana (the "Joint Venture Projects"). To date, non-commercial wells have been drilled on two of the Joint Venture Projects and certain others have been farmed out or sold to third parties. The remaining projects are being evaluated for drilling, farmout or resale opportunities.

     Under its exploration agreement with Zydeco, Fortune contributed $4,800,000 to the venture in 1995. The funds were to be used to pay 100% of the budgeted leasehold acquisition and seismic costs on the projects, entitling Fortune to a 50% working interest in each project. As of June 4, 1997, $2,154,000 of the funds remained unspent and this amount was returned to Fortune in June 1997. The Company's 50% working interest in the projects that have not been farmed out is subject to proportionate reduction in the event that Zydeco expends additional funds on the projects. In keeping with its strategy of balancing risk and return, the Company does not currently expect to retain a working interest of more than 25% in any well drilled on the Joint Venture Projects, as a general rule, and intends to farm out its remaining interest to other oil and gas companies. Fortune recorded an impairment expense in 1997 attributable to a significant portion of its investment in the Joint Venture Projects.

     Prior to mid-1994, the Company focused its efforts on the acquisition of producing properties in an effort to take advantage of competitive prices for proved reserves with development potential in relation to the cost of reserves discovered through exploration activities. In mid-1994, the Company made a strategic decision to shift its emphasis from the acquisition of producing properties to exploration for oil and natural gas reserves, although the Company continues to examine attractive acquisition opportunities. This decision was prompted by increasing price competition for attractive producing properties as well as the recent important advances in exploration technology. To help facilitate its exploration strategy and focus its efforts, the Company sold all of its California producing properties and prospects in early 1996. The Company relocated its headquarters from Los Angeles, California to Houston, Texas in February 1996.

     All of the Company's current and proposed exploration activities involve a high degree of risk, including the risk that the Company will make substantial investments in properties and wells without achieving commercial production. While the Company attempts to manage exploration risk through careful evaluation of potential investments and diversification, there is no assurance that the Company's efforts will result in successful development of oil or gas wells.

     The Company's principal executive offices are located at 515 West Greens Road, Suite 720, Houston, Texas 77067. Its telephone number at that address is
(281) 872-1170. In 1997 the Company changed its name from Fortune Petroleum Corporation to "Fortune Natural Resources Corporation," the name under which Fortune previously operated in Louisiana and Texas.

                                  Risk Factors

     The securities offered hereby involve a high degree of risk and investors should carefully consider the information set forth under "Risk Factors," as well as the other information and data in this Prospectus.



                               THE EXCHANGE OFFER


THE  OFFER..................................  The Company is offering  upon the terms and  subject to the  conditions set forth  herein and in the  accompanying Letter of Transmittal, one New Warrant for each Old Public Warrant.


EXPIRATION OF EXCHANGE OFFER..............    This Exchange Offer will expire on 5:00 p. m. New York
                                              City time on March 31, 1998, unless extended by the
                                              Company.


CONDITIONS TO EXCHANGE OFFER..............    The Registration Statement of which this Prospectus
                                              constitutes a part must be effective and the
                                              Warrantholder must comply with the terms and
                                              conditions set forth in the Letter of Transmittal.
                                              (See "The Exchange Offer - Conditions of the Exchange
                                              Offer.")


TERMS OF NEW WARRANTS(1)..................    Each New Warrant will be exercisable on or prior to
                                              September 28, 1999 (the Old Public Warrants expire
                                              September 28, 1998), for 1.4375 shares of Common
                                              Stock, at an exercise price of $3.75 per warrant (the
                                              same current exercise price as the Old Public
                                              Warrants).  The New Warrants will be callable by the
                                              Company at any time after the closing price of the
                                              Common Stock on AMEX equals or exceeds $5.50 for
                                              twenty consecutive trading days (the same call price as
                                              the Old Public Warrants).  (See "Description of Securities -
                                              New Warrants.")


MARKET FOR COMMON STOCK
   AND WARRANTS...........................    The Common Stock and Old Public Warrants issued to the
                                              public are listed and trade on the AMEX under the
                                              symbols FPX and FPXW, respectively.  The shares of
                                              Common Stock issuable upon exercise of any of the New
                                              Warrants have been approved for listing upon notice of
                                              issuance on the AMEX.  The New Warrants will not be
                                              listed on AMEX or any other exchange or otherwise
                                              admitted for trading privileges or otherwise
                                              authorized for inclusion on any recognized securities
                                              market and SUCH WARRANTS WILL NOT BE TRANSFERABLE
                                              EXCEPT UPON THE PRIOR WRITTEN CONSENT OF THE COMPANY.



                                       5

PROCEDURES FOR TENDERING
   OLD PUBLIC WARRANTS....................    Unless a tender of Old Public Warrants is effected
                                              pursuant to the procedures for book-entry transfer as
                                              provided herein, each holder desiring to accept the
                                              Exchange Offer must complete and sign the Letter of
                                              Transmittal, have the signature thereon guaranteed if
                                              required by the Letter of Transmittal, and mail or
                                              deliver the Letter of Transmittal, together with the
                                              Old Public Warrants or a Notice of Guaranteed Delivery
                                              and any other required documents (such as evidence of
                                              authority to act, if the Letter of Transmittal is
                                              signed by someone acting in a fiduciary or
                                              representative capacity), to the Exchange Agent (as
                                              defined) at the address set forth under "The Exchange
                                              Offer - The Exchange Agent; Assistance" prior to 5:00 p.m.,
                                              New York City time, on the Expiration Date.  Any Beneficial
                                              Owner (as defined) of the Old Public Warrants whose
                                              Old Public Warrants are registered in the name of a
                                              nominee, (such as a broker, dealer, commercial bank or
                                              trust company) and who wishes to tender Old Public
                                              Warrants in the Exchange Offer, should instruct such
                                              entity or person to promptly tender on such Beneficial
                                              Owner's behalf.  (See "The Exchange Offer - Procedures
                                              for Tendering Old Public Warrants.")

GUARANTEED DELIVERY PROCEDURES............    Holders of Old Public Warrants who wish to tender
                                              their Old Public Warrants and (i) whose Old Public
                                              Warrants are not immediately available or (ii) who
                                              cannot deliver their Old Public Warrants or any other
                                              documents required by the Letter of Transmittal to the
                                              Exchange Agent prior to the Expiration Date (or
                                              complete the procedure for book-entry transfer on a
                                              timely basis), may tender their Old Public Warrants
                                              according to the guaranteed delivery procedures set
                                              forth in the Letter of Transmittal.  (See "The
                                              Exchange Offer - Guaranteed Delivery Procedures.")

ACCEPTANCE OF OLD PUBLIC WARRANTS AND
    DELIVERY OF NEW WARRANTS..............    Upon effectiveness of the Registration Statement of
                                              which this Prospectus constitutes a part, the Company
                                              will accept any and all Old Public Warrants that are
                                              properly tendered in the Exchange Offer prior to 5:00
                                              p.m., New York City time, on the Expiration Date.  The
                                              New Warrants issued pursuant to the Exchange Offer
                                              will be delivered promptly after acceptance of the Old
                                              Public Warrants.  (See "The Exchange Offer -
                                              Acceptance of Old Public Warrants for Exchange;
                                              Delivery of New Warrants.)

WITHDRAWAL RIGHTS.........................    Tenders of Old Public Warrants may be withdrawn at any
                                              time prior to 5:00 p.m., New York City time, on the
                                              Expiration Date.  (See "The Exchange Offer -
                                              Withdrawal Rights.")


                                       6

EXCHANGE AGENT............................    U.S. Stock Transfer Corporation,  the Warrant Agent
                                              for all of the Old and New Warrants will serve as
                                              Exchange Agent.  The address and telephone number of
                                              the Exchange Agent are set forth in "The Exchange
                                              Offer - The Exchange Agent; Assistance."

FEES AND EXPENSES.........................    All expenses incident to the consummation of the
                                              Exchange Offer will be paid by the Company.  (See "The
                                              Exchange Offer - Fees and Expenses.")

USE OF PROCEEDS...........................    No proceeds will be received by the Company in
                                              connection with this exchange.  Proceeds received by
                                              the Company in the event of any warrant exercise,
                                              which would total $7,425,000 if the maximum number of
                                              New Warrants potentially issuable are actually issued
                                              and exercised, will be used for further development of
                                              the Company's existing properties; acquisition of
                                              additional properties and/or geological and
                                              geophysical data; and general corporate purposes,
                                              including possible reduction of outstanding debt.

FEDERAL INCOME TAX CONSEQUENCES...........    For information regarding the federal income tax
                                              consequences of acceptance of New Warrants in exchange
                                              for Old Public Warrants, see "Certain Federal
                                              Income Tax Consequences."


(1) The New Warrants do not contain the provisions contained in the Old Public Warrants providing the holders of such warrants protection against dilution from certain issuances of Common Stock or other securities below the current market value. (See "Risk Factors" and "Description of Securities-Warrants.")

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following Summary Condensed Financial Data for each of the years in the three-year period ended December 31, 1996 and the unaudited financial information for the nine months ended September 30, 1996 and 1997, are derived from, and qualified by reference to, the Company's audited and unaudited
financial   statements,   appearing  elsewhere  herein.  The  Summary  Condensed
Financial Data should be read in conjunction with the audited and unaudited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The data for years ending prior to 1996 have been restated to reflect the change in the Company's method of accounting for oil and gas operations to the full cost method of accounting. (See note 2 to December 31, 1996 Financial Statements.) The results for the nine months ended September 30, 1997 are not necessarily indicative of results for the full year.

                        SUMMARY CONDENSED FINANCIAL DATA
            (dollars and shares in thousands, except per share data)

                                                                                                     NINE MONTHS
                                                               YEARS ENDED DECEMBER 31,          ENDED SEPTEMBER 30,
                                                         -------------------------------------  ---------------------
                                                            1994*        1995*        1996         1996*       1997
                                                         ----------   ----------   -----------  -----------  --------
                                                                                                      (unaudited)
STATEMENT OF OPERATIONS DATA:
    Total revenues...................................    $    3,397   $    3,143   $     4,040  $    2,990   $     3,007
    Loss on sale of oil and gas properties...........             -        3,607             -           -             -
    Impairment to oil and gas properties.............         3,347            -             -           -         3,200
    Net loss.........................................    $   (4,453)  $   (5,876)  $    (1,330) $    (1,052) $    (5,084)
    Net loss per share...............................    $    (1.69)  $    (0.90)  $     (0.12) $     (0.09) $     (0.42)
    Net weighted average shares outstanding..........         2,639        6,556        11,351       11,285       12,075

OPERATING DATA:
    Net Production:
      Crude oil, condensate and gas liquids (Bbl)....        88,000       92,000        57,000      43,000        64,000
      Natural gas (Mcf)..............................     1,017,000      909,000     1,038,000     796,000       643,000
      Gas equivalent (MCFE)..........................     1,542,000    1,461,000     1,383,000   1,057,000     1,026,000
    Average Sales Price:.............................
      Crude oil, condensate and gas liquids ($ per Bbl)  $    14.14   $    14.66   $     20.24  $    19.61   $     19.20
      Natural gas ($ per Mcf)........................    $     2.09   $     1.77   $      2.56  $     2.49   $      2.56



                                                                     DECEMBER 31,                     SEPTEMBER 30,
                                                            1994*        1995*        1996         1996*         1997
                                                         ----------   ----------   -----------  -----------  --------
                                                                                                       (unaudited)
BALANCE SHEET DATA:
    Total assets.....................................    $   10,066   $   17,800   $    16,335  $   15,729   $    11,831
    Total debt.......................................    $    7,123   $    4,897   $     2,933  $    3,155   $     1,887
    Net stockholders' equity.........................    $    2,130   $   12,314   $    13,037  $   12,207   $     8,965

RESERVES:
    Estimated Net Proved Reserves (1):
      Crude oil and condensate (MBbls)...............         1,647          347           249
      Natural gas (Bcf)..............................           5.9          5.9           3.5
    Estimated future net revenues
      before income taxes............................    $   15,932   $   12,600   $    14,112
    Present value of estimated future net revenues
      before income taxes (discounted at
        10% per annum)...............................    $    8,148   $    8,942   $    10,820


*  Restated

(1) Estimates of oil and gas reserves in future years are based in part on the sales price at December 31 of the respective year. To the extent that the cost of producing the oil and gas, plus applicable taxes, from any particular property exceeds the sales price, the quantity of proved reserves is reduced. (See "Business and Properties - Oil and Gas Operations
     - Oil and Gas Reserves")

                                  RISK FACTORS

     This Prospectus contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act"). Such forward-looking statements may be found in this section and under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties." Forward-looking statements include, but are not limited to, statements regarding: future oil and gas production and prices, future exploration and development spending, future drilling and operating plans, reserve and production potential of the Company's properties and prospects and the Company's business strategy. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, the risk factors set forth below and elsewhere in this Prospectus. An investment in the Company's New Warrants or Common Stock involves a high degree of risk. The New Warrants or Common Stock should not be acquired by persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider all of the information contained in this Prospectus, including the following risk factors:

RISKS ASSOCIATED WITH THE COMPANY

     EXPLORATION RISKS. The business of exploring for and, to a lesser extent, of developing oil and gas properties is an inherently speculative activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information with respect to a potential oil or gas property, it is impossible to determine accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on the Company's investment therein. The Company's current investments are primarily in exploration projects. Drilling for oil and natural gas involves numerous risks, including the risk that no commercially productive hydrocarbon reservoirs will be encountered. These risks are substantially greater in the case of exploratory drilling than in the case of wells drilled into producing formations. The Company's future drilling activities may not be successful. Participation in certain recent prospects by the Company has resulted in less than anticipated success, and it is to be expected that a substantial number of the projects in which the Company invests will fail to achieve commercial production or to justify the investment made in them.

     CHANGE IN STRATEGY. In mid-1994, Fortune changed its strategy from the acquisition of producing oil and gas properties with anticipated development potential to a strategy that primarily stresses exploratory drilling for oil and gas. In furtherance of this change in strategy, Fortune made substantial changes in management and personnel and, in 1996, sold all of its California properties, which accounted for a significant portion of the Company's oil and gas reserve volumes at the time of the sale, and relocated its offices to Houston, Texas. It has also developed a new area of interest and new working relationships, and invested in new prospects, the operating results of which are too preliminary to support meaningful evaluation of their potential. Because of these changes in business strategy, current and future results of operations may not be comparable to historical performance.

     NET LOSSES INCURRED BY COMPANY. The Company has incurred substantial net losses in each of the last three years and during the nine months ended September 30, 1997. The losses equaled $4,453,000, $5,876,000 and $1,330,000 for
1994, 1995 and 1996, respectively and $5,084,000 for the nine months ended September 30, 1997. There is no assurance that losses will not continue for the remainder of 1997 and thereafter. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     NEED TO REPLACE DECLINING RESERVES. The Company's future oil and natural gas reserves and production, and thus cash flow and income, are highly dependent on the Company's ability to find or acquire additional reserves. Without adding new reserves in the future, the Company's oil and gas reserves and production will decline. There is no assurance that the Company will be able to find and develop or acquire additional reserves.

     DEPENDENCE ON LIMITED NUMBER OF WELLS. Over 70% of the Company's oil and gas revenues, cash flow and proved oil and gas reserves is currently accounted for by three wells, the South Timbalier Block 76 well and the two East Bayou Sorrel wells. The short production history from the East Bayou Sorrel wells increases the uncertainty of assuring or estimating future production from such wells. The South Timbalier Block 76 well was shut-in for repairs for one month in 1997 and for over two months during 1996 as the result of mechanical failures. (See "Risks Associated with the Oil and Gas Industry - Operating Hazards" and "Business and Properties - Property Acquisition Activity - South Timbalier Block 76 Acquisition.") A significant curtailment or loss of production from any of these wells for a prolonged period before the Company could replace the reserves through new discoveries or acquisitions would have a material adverse effect on the Company's projected operating results and financial condition.

     WORKING CAPITAL; NEED FOR ADDITIONAL FINANCING. Investment in oil and gas exploration requires the commitment of substantial amounts of capital over significant periods of time. For the three-year period ended December 31, 1996, the Company incurred over $15 million of capital costs in its oil and gas exploration and development activities. The Company estimates that it made additional capital investments of approximately $4.9 in 1997. While the Company believes it will have sufficient capital or cash flow to meet its projected capital needs over the short-term, the Company may not have sufficient liquid capital resources to participate at its existing working interest level or at all if the operators of the properties in which the Company has invested propose an accelerated drilling schedule, or if capital requirements otherwise exceed, or capital resources fall short of, expectation. If the Company declines to participate in making capital expenditures with respect to any project, its interest in the project may be substantially reduced.

     DEPENDENCE ON OPERATORS, CONSULTANTS AND OTHERS. Fortune currently participates in exploration projects but does not operate any such projects. Accordingly, it is dependent on other oil and gas companies to conduct operations in a prudent and competent manner. Although it expects to be actively involved in project evaluations, Fortune may have little or no control over the way in which such operations are conducted or the timing of exploitation of particular projects. If the entity selected to act as operator proves incompetent, Fortune could be forced to incur additional costs to conduct remedial procedures and could lose its investment in a property altogether. Because Fortune employs a variety of technological approaches to its evaluation of properties and projects, it relies heavily on outside consultants for the required technological expertise. The Company has no long-term agreements with such consultants, all of whom are available to other natural resource companies, including the Company's competitors.

     ACCOUNTING RISKS. The Company reports its operations using the full cost method of accounting for oil and gas properties. Under full cost accounting rules, all productive and non-productive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized.
Dispositions of oil and gas properties are generally accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such disposition is deemed to be significant. (See note 1 to the December 31, 1996 Financial Statements.) Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling" limit of the tax effected present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. This rule requires calculating future revenues at unescalated prices in effect as of the end of each fiscal quarter and requires a write-down if the net capitalized costs of the oil and gas properties exceed the ceiling limit, even if price declines are temporary. The risk that the Company will be required to write-down the carrying value of its oil and gas properties increases when oil and gas prices are depressed or unusually volatile or when previously unevaluated properties carried at cost are disposed of below that cost or abandoned. For example, the Company recognized a $3.3 million impairment to its oil and gas properties in 1994 and a $3.2 million impairment for the nine-month period ended September 30, 1997.

     PROPERTIES PLEDGED TO SECURE DEBT. All of the Company's producing properties are pledged to secure its bank credit facility. A failure to pay the principal or interest or breaches of financial covenants under the credit facility could cause the Company to lose all or part of its interest in its principal producing properties. The entire $550,000 principal balance of the credit facility is due July 11, 1999. If Fortune's operating activities are significantly curtailed or Fortune's financial position weakens significantly and the Company is unable to repay such debt when it comes due, it is possible that Fortune's productive properties could be seized by the bank through a foreclosure. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     UNINSURED RISKS. Under the terms of operating agreements entered into with the operator of wells in which the Company has an interest, it is anticipated that the operators will carry insurance against certain risks of oil and gas operations. The Company would normally be required to pay its proportionate share of the premiums for such insurance and be named as an additional insured under the policy. In addition to such insurance, the Company also carries insurance against certain oil and gas operating risks. However, the Company may not be fully insured against all risks because such insurance is not available, is not affordable, or losses exceed policy limits.

     DEPENDENCE ON KEY OFFICER. The Company depends to a large extent on the abilities and continued participation of its key employee, Tyrone J. Fairbanks, President and Chief Executive Officer. The loss of Mr. Fairbanks could have a material adverse effect on the Company. In an effort to reduce the risk, the Company has entered into an employment agreement with Mr. Fairbanks which expires May 31, 2000. (See "Management.") The Company also has obtained $500,000 of key man life insurance on the life of Mr. Fairbanks.

RISKS ASSOCIATED WITH THE OIL AND GAS INDUSTRY

     VOLATILITY OF OIL AND GAS PRICES. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing market prices for oil and gas, which can be extremely volatile. In addition to market factors, actions of state and local agencies, the United States and foreign governments, and international cartels affect oil and gas prices. All of these factors are beyond the control of the Company. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. There is no assurance that current price levels can be sustained or that the Company will be able to produce oil or gas on an economic basis in light of prevailing market prices. Any substantial or extended decline in the price of oil and/or gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity, and could reduce both the value and the amount of the Company's oil and gas reserves. The average gas prices received by the Company were $2.09, $1.77 and $2.56 per Mcf in 1994, 1995 and 1996, respectively. The average oil prices received by the Company were $14.14, $14.66 and $20.24 per Bbl in 1994, 1995 and 1996, respectively. During the nine months ended September 30, 1997, the Company received $2.56 per MCF for its gas and $19.20 per Bbl for its oil production. At December 31, 1997, the Company was receiving an average of approximately $2.60 per Mcf for its gas and $16.90 per Bbl for its oil production. These current prices represent declines from earlier prices and the Company expects further declines in the price of gas through the spring and summer of 1998.

     UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Estimating quantities of proved reserves is inherently imprecise. Such estimates are based upon certain assumptions about future production levels, future oil and gas prices and future operating costs made using currently available geologic engineering and economic data, some or all of which may prove to be incorrect over time. As a result of changes in these assumptions that may occur in the future, and based upon further production history, results of future exploration and development, future oil and gas prices and other factors, the quantity of proved reserves may be subject to downward or upward adjustment. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based on certain assumptions about future production levels, prices, and costs that may not prove to be correct over time. Estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may very substantially. The rate of production from oil and gas properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline as oil and gas are produced. Future oil and gas production is, therefore, highly dependent upon the Company's level of success in acquiring or finding additional reserves. (See "Business and Properties - Oil and Gas Operations - Oil and Gas Reserves.")

     OIL AND GAS LEASES. The Company's right to explore and produce oil and gas from its properties derives from its oil and gas leases with the owners of the properties. There are many versions of oil and gas leases in use. The oil and gas leases in which the Company has an interest were, in most cases, acquired from other companies who first entered into the leases with the landowners. Oil and gas leases generally call for annual rental payments and the payment of a percentage royalty on the oil and gas produced. Courts in many states have interpreted oil and gas leases to include various implied covenants, including the lessee's implied obligation to develop the lease diligently, to prevent drainage of oil and gas by wells on adjacent land, to seek diligently a market for production, and to operate prudently according to industry standards. Oil and gas leases with similar language may be interpreted quite differently depending on the state in which the property is located. The Company believes it (or the operator of its properties) has followed industry standards in interpreting its oil and gas leases in the states where it operates. However, there is no assurance that the leases will be free from litigation concerning the proper interpretation of the lease terms. Adverse decisions could result in material costs to the Company or possibly the loss of one or more leases.

     Oil and gas leases typically have a primary term of three to ten years. During that time the lessee has the obligation to drill a productive well or the lease expires. If a productive well is drilled, the lease is extended for the life of the production. All of the non-producing leases in the Company's exploration projects will expire over the next two to five years if not extended by operations or production. If productive wells are not drilled on these projects before that time, the leases will terminate and the Company would lose its entire investment in the leases. There is no assurance that the Company and its industry partners will be able to drill or farm out all of the existing exploration projects prior to expiration of the leases in those prospects or that the Company will be able to renew those existing leases.

     OPERATING HAZARDS. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, equipment failures or accidents and adverse weather conditions. The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, corrosive or hazardous substances, mechanical failure of equipment, blowouts, cratering and fires, which could result in damage or injury to, or destruction of, formations, producing facilities or other property, or could result in personal injuries, loss of life or pollution of the environment. Any such event could result in substantial loss to the Company that could have a material adverse effect on the Company's financial condition. In 1996 and 1997, the Company experienced mechanical failures of downhole equipment at the Company's South Timbalier Block 76 well. As a result of these equipment failures, the well was shut in for approximately two months in 1996 and one month in 1997, and the Company incurred significant repair costs. (See "Business and Properties -- Property Acquisition Activities -- South Timbalier Block 76 Acquisition.") Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

     WEATHER HAZARDS. Weather conditions, including severe rains and winter conditions, have adversely impacted the Company's oil and gas operations in the past. Furthermore, weather conditions in the future, including hurricanes in the Gulf of Mexico, could interrupt or prevent production and drilling operations in the Gulf of Mexico and the coastal counties and parishes, and could result in damage to equipment or facilities.

     ENVIRONMENTAL HAZARDS. Oil and gas operations present risks of environmental contamination from drilling operations and leakage from oil field storage or transportation facilities. The Company has never experienced a significant environmental mishap, but spills of oil could occur which could create material liability to the Company for clean-up expenses. The Company is not currently a party to any judicial or administrative proceedings that involve environmental regulations or requirements and believes that it is in substantial compliance with all applicable environmental regulations. The Company believes that it is reasonably likely that the trend in environmental legislation and regulations will continue toward stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out the possibility. (See "Business and Properties - Governmental Regulation.")

     COMPETITION.  The oil  and  gas  exploration,  production  and  acquisition business is highly competitive. A large number of companies and individuals engage in acquiring properties or drilling for oil and gas, and there is a high degree of competition for desirable oil and gas prospects and properties. There is also competition between the oil and gas industries and other industry in supplying the energy and fuel requirements of industrial, commercial, residential and other consumers. Many of the Company's competitors have greater financial and other resources than does the Company, and there is no assurance that the Company will be able to compete successfully in acquiring desirable opportunities.

     GOVERNMENT REGULATION. The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. State conservation laws regulate the rates of production from oil and gas wells for the purpose of ensuring maximum production of the resource. Such regulations may require the Company to produce certain wells at less than their maximum flow rate. For example, production from the East Bayou Sorrel Schwing #1 well is currently restricted to approximately 1,400 Bbl. of oil per day because of such a state mandated restriction. (See "Business and Properties - Exploration Activities - East Bayou Sorrel Field, Iberville Parish, Louisiana.") State law also governs the apportionment of production among property owners and producers where numerous wells may be producing from a single reservoir (referred to as unitization proceedings). Rulings in unitization proceedings may allocate production in a particular reservoir in a manner that decreases the Company's share of production. Other such regulations prevent the Company from freely conducting operations at all times during the year, such as those which protect the whooping crane habitat which forms a portion of the Company's Espiritu Santo Bay prospect. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for or production and marketing of oil and gas. From time to time, proposals are introduced in Congress or by the Administration that could affect the Company's oil and gas operations. (See "Business and Properties - Governmental Regulation.")

     SHORTAGES OF SUPPLIES AND EQUIPMENT. The Company's ability to conduct its operations in a timely and cost effective manner is subject to the availability of oil and gas operations equipment, supplies, and service crews. The industry is currently experiencing a shortage of certain types of drilling rigs and work boats in the Gulf of Mexico. This shortage could result in delays in the Company's operations as well as higher operating and capital costs. Shortages of other drilling equipment, tubular goods, drilling service crews and seismic crews could occur from time to time, further hindering the Company's ability to conduct its operations as planned.

RISKS ASSOCIATED WITH INVESTMENT IN THE SECURITIES

     RISK OF CONVERSION OF OLD PUBLIC WARRANTS. The Old Public Warrants currently trade on the AMEX. The New Warrants will not be listed on any exchange or otherwise eligible for trading in a recognized securities market. In addition, none of the New Warrants will be transferable without the prior written consent of the Company. Therefore, it is unlikely that there will ever be any public or private market for any of the New Warrants. In addition, if any significant portion of the Old Public Warrants are exchanged, it is likely that the existing market for the Old Public Warrants on the AMEX will be adversely affected or possibly eliminated. AMEX guidelines provide for the delisting of warrants in the event less than 200,000 warrants are outstanding or fewer than 300 holders are involved in the issuance. There can be no assurance that fewer holders or Old Public Warrants will remain outstanding and that the AMEX will not, on that basis, order the Old Public Warrants delisted. All of the Old Public Warrants also contain anti-dilution provisions which require the Company to issue additional shares of Common Stock upon exercise of such warrants to the extent that there have been prior issuances of Common Stock at prices that trigger the anti-dilution provisions of such warrants. The New Warrants do not contain such anti-dilution provisions. Therefore, the New Warrants will be illiquid compared to the Old Public Warrants and will not be entitled to such anti-dilution protection. (See "Prospectus Summary" and "Description of Securities-Warrants.")

     SHARES ELIGIBLE FOR FUTURE SALE/POTENTIAL DILUTION. At January 30, 1998, 12,129,167 shares of Common Stock were outstanding, of which 11,585,186 shares were freely tradeable and 543,981 shares were "restricted securities" as that term is defined in Rule 144 adopted by the Commission under the Act. At that date, the Company also had outstanding options and private warrants to acquire an aggregate of 4,513,665 shares of Common Stock, effectively all of which are currently exercisable. Sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock. (See "Description of Securities.")

     Two purchasers of Common Stock pursuant to a 1995 offering under Regulation S of the Securities Act have filed suit to require the issuance to them of additional shares of Common Stock under certain "reset" provisions which required the Company to issue additional shares if the market price of the Common Stock declined during certain recalculation periods. ("Business and Properties - Legal Proceedings.") While the Company believes that it is not obligated to issue any additional shares, any such issuance would be dilutive to the other shareholders. If successful, the plaintiffs would be entitled to the issuance of approximately 580,000 additional shares of Common Stock or, in the alternative and if proven to the satisfaction of the court, to the market value of those shares at the time of the breach. The exercise price and number of shares to be acquired upon exercise of the Old Public Warrants may require adjustment if the Company is required to issue the "reset" shares in the above-described lawsuit or for other reasons. No such adjustment would be required under the terms of the New Warrants.


                                 DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and does not intend to pay such dividends in the foreseeable future. Under the Company's line of credit, the Company may not pay dividends on its capital stock without the prior written consent of its lending bank.

                            PRICE RANGE OF SECURITIES

     The following table sets forth the high and the low closing prices of the Common Stock and the Old Public Warrants of the Company on the AMEX for the periods indicated.


                                     Common Stock       Old Public Warrants
                               ----------------------  ----------------------
                                 High         Low        High         Low
                               ----------  ----------  ----------  ---------
   1995
        First Quarter........  $  2 1/2    $ 1 3/4     $    7/8    $   1/2
        Second Quarter.......     3 5/16     1 5/16      1             1/4
        Third Quarter........     3 15/16    2 5/8       2 1/2       1 1/2
        Fourth Quarter.......     4 15/16    3 3/8       3 7/16      1 7/8

   1996
        First Quarter........     5          2           3 3/16      1 3/8
        Second Quarter.......     4          2 5/8       3           1 3/8
        Third Quarter........     3 11/16    2 1/4       2 3/8       1 1/4
        Fourth Quarter.......     3 1/2      2 1/4       1 3/4       1

   1997
        First quarter........     3 1/4      2 1/4       1 7/8       1
        Second quarter.......     2 7/16     1 5/8       1             7/16
        Third quarter........     2 1/2      1 9/16        3/4         1/2
        Fourth Quarter.......     3 3/16     2 3/8       1 3/8         1/2

   1998
        First quarter (through
        February 10).........     2 5/8      1 3/4         7/16        3/16


     At February 10, 1998, the closing price of the Common Stock was $1.75 per share and the Old Public Warrants was $0.19. At December 31, 1997, there were 12,129,167 shares of Common Stock outstanding held of record by approximately 3,000 stockholders and Old Public Warrants exercisable for 2,755,688 shares of Common Stock.

                      SELECTED FINANCIAL AND OPERATING DATA

     The following Summary Condensed Financial Data for each of the years in the five-year period ended December 31, 1996 and the unaudited financial information for the nine months ended September 30, 1996 and 1997, are derived from, and qualified by reference to, the Company's audited and unaudited financial statements, appearing elsewhere herein. The Summary Selected Financial Data should be read in conjunction with the audited and unaudited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The data for years ending prior to 1996 have been restated to reflect the change in the Company's method of accounting for oil and gas operations to the full cost method of accounting. (See note 2 to December 31, 1996 Financial Statements.) The results for the nine months ended September 30, 1997 are not necessarily indicative of results for the full year.

            (dollars and shares in thousands, except per share data)

                                                                                                           NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                                           ----------------------------------------------------------   ---------------------
                                              1992*       1993*       1994*       1995*        1996        1996*       1997
                                           ---------    ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                              (unaudited
STATEMENT OF OPERATIONS DATA
 Total revenues .........................  $   2,160    $   2,834   $   3,397   $   3,143   $   4,040   $   2,990   $   3,007
 Loss on sale of oil and gas properties .       --           --           --        3,607        --           --         --
 Impairment to oil and gas properties ...       --          2,993       3,347        --          --           --        3,200
 Net loss ...............................  $    (174)   $  (3,703)  $  (4,453)  $  (5,876)  $  (1,330)  $ (1,052)   $  (5,084)
 Net loss per share .....................  $   (0.24)   $   (2.09)  $   (1.69)  $   (0.90)  $   (0.12)  $  (0.09)   $   (0.42)
 Net weighted average shares outstanding.        714        1,773       2,639       6,556      11,351      11,285      12,075

OPERATING DATA:
 Net Production:
   Crude oil, condensate and
     gas liquids (Bbl) ..................     87,000       79,000      88,000      92,000      57,000      43,000      64,000
   Natural gas (Mcf) ....................    234,000      724,000   1,017,000     909,000   1,038,000     796,000     643,000
   Gas equivalent (MCFE) ................    758,000    1,196,000   1,542,000   1,461,000   1,383,000   1,057,000   1,026,000
Average Sales Price:
   Crude oil, condensate and gas
     liquids ($ per Bbl) ................  $   17.57    $   14.33   $   14.14   $   14.66    $     20.24   $   19.61   $   19.20
   Natural gas ($ per Mcf) ..............       2.39         2.28        2.09        1.77           2.56        2.49        2.56



                                                                 December 31,                                September 30,
                                           ----------------------------------------------------------   ---------------------
                                              1992*       1993*       1994*       1995*        1996        1996*       1997
                                           ---------    ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                             (unaudited)
BALANCE SHEET DATA:
   Total assets..........................  $   8,199    $  10,429   $  10,066   $  17,800   $  16,335   $  15,729   $  11,831
   Total debt............................  $   3,574    $   3,003   $   7,123   $   4,897   $   2,933   $   3,155   $   1,887
   Net stockholders' equity..............  $   4,177    $   6,588   $   2,130   $  12,314   $  13,037   $  12,207   $   8,965
RESERVES:
   Estimated net proved reserves(1):
     Crude oil and condensate (MBbl).....      2,066          813       1,647         347         249
     Natural gas (Bcf)...................        4.8          5.6         5.9         5.9         3.5
     Estimated future net revenues
       before income taxes...............  $  20,358   $   12,835   $  15,932   $  12,600   $  14,112
   Present value of estimated future
     net revenues before income taxes
     (discounted at 10% per annum).......  $   8,555   $    8,554   $   8,148   $   8,942   $  10,820

------------
*Restated.

(1) Estimates of oil and gas reserves in future years are based in part on the sales price at December 31 of the respective year. To the extent that the cost of producing the oil and gas, plus applicable taxes, from any particular property exceeds the sales price, the quantity of proved reserves is reduced. (See "Business and Properties - Oil and Gas Operations
     - Oil and Gas Reserves")

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


OVERVIEW

     All of the Company's operating revenues are derived from the production of oil and gas. Prior to mid-1994, the Company was principally engaged in the purchase and production of oil and gas reserves, primarily in California. In mid-1994, the Company changed its business strategy and now concentrates on exploration projects onshore and offshore Louisiana and Texas and in the related transition zone.

     From 1994 to 1995, operating revenues decreased, primarily as a result of lower gas prices and weather related production curtailments. In 1996 the Company sold its California properties, but revenues increased as production from an offshore Louisiana well acquired in late 1995 contributed to revenues for a full year. The Company expects that 1997 revenues will be comparable to 1996 revenues as the East Bayou Sorrel wells offset natural depletion on other properties and the effect of the sale of a portion of South Timbalier in early 1996.

     Operating results in 1994 and the first nine months of 1997 were substantially affected by impairments to oil and gas properties while 1995 operating results were substantially affected by a loss on sale related to the Company's California properties. No such loss or expense was recorded in 1996. General and administrative expense increased significantly in 1996 because of the Company's relocation to Houston and the addition of executive personnel. The Company anticipates that general and administrative expense may increase further as the scope of the Company's oil and gas exploration activities expand in future years.

     The Company experienced substantial operating and net losses in 1994, 1995, 1996 and in the first nine months of 1997 primarily attributed to the impairments and loss on sale expenses described above. Operations contributed cash in 1994, 1996 and the first nine months of 1997, primarily due to relatively high gas prices and increases in production, but consumed cash in 1995 because of low gas prices during early 1995 and the shut-in of one of the Company's primary California properties. The Company made substantial net investments in oil and gas properties in 1994 and 1995, primarily for acquisitions, and a somewhat smaller net investment in oil and gas properties in 1996, principally for exploration. In the first nine months of 1997, net investment in oil and gas properties included acquisition, exploration and development expenditures.

     The Company funded its operating deficits and property investments from commercial borrowing in 1994, a substantial portion of which was repaid by the end of 1996, and from the sale of equity securities in 1995. The Company anticipates that, although operating revenues and financial resources should be sufficient to sustain capital and operating obligations through 1998, additional funds will need to be raised in order to fully participate in currently planned projects. In the event the Company is not able to raise such additional funds, it will be forced to reduce the size of its participation in certain ventures or forego other opportunities completely. In June 1997, the Company received $2,154,000 of cash from the joint venture with Zydeco. This cash was previously reported on the Company's balance sheet as restricted cash in "Other Assets." In July 1997 the Company refinanced its bank credit facility with a new bank and extended the maturity of the facility to July 1999. In December 1997, the Company closed a private placement of $3,225,000 of 12% Convertible Subordinated Notes due 2007 (the "Notes") and realized $2,815,000 net of offering costs. The funds were used to repay the Company's Debentures due December 31, 1997, to reduce bank debt and for general corporate purposes.

     Substantial sales of equity securities in 1995 resulted in significant increases in the weighted average shares outstanding in both 1995 and 1996. Net loss per share decreased in 1995 despite an increase in the net loss from operations and also decreased in 1996 as a result of a decrease in the net loss from operations and an increase in the weighted average shares outstanding.

     In the fourth quarter of 1996, the Company elected to change to the full cost method of accounting. Management of the Company believes that full cost accounting is preferable because it will more accurately reflect the results of the Company's future operations. (See notes 1 and 2 to the December 31, 1996 Financial Statements for a further discussion of the reasons for and impact of this change in accounting method.)

RESULTS OF OPERATIONS

Nine Months ended September 30, 1997 and 1996

     During the nine months ended September 30, 1997, Fortune had a net loss of $5.1 million compared to a net loss of $1.1 million for the same 1996 period. The increase in loss in 1997 is primarily attributable to the $316,000 non-cash debt conversion expense incurred in connection with closing the Company's Exchange Offer on February 26, 1997, the $323,000 of stock offering costs incurred in 1997 for the public offering which was withdrawn in April 1997, the $3,200,000 non-cash impairments to oil and gas properties recorded in 1997 and increased depreciation, depletion and amortization expense in 1997. (See notes 2, 6 and 7 to the September 30, 1997 unaudited financial statements included herein.)

     Net oil and gas revenues in the first nine months of 1997 were comparable to revenues for the same 1996 period. 1996 revenues included revenues from the Company's California properties that were sold in February and March 1996 and a higher ownership interest at South Timbalier Block 76 through March 1996. On March 8, 1996, the Company sold 25% of its interest in the South Timbalier Block 76 for $940,000 pursuant to a preexisting arrangement. Both 1996 and 1997 revenues were adversely affected by the workovers at South Timbalier Block 76. Offsetting the above decreases was the commencement of production from the discovery well at East Bayou Sorrel as discussed above. The Company has a 12.9% before-payout working interest in this field. Oil production increased 47% during the first nine months of 1997 versus 1996 as a result of this discovery. Gas production decreased 19% during the first nine months of 1997 versus 1996, primarily because of depletion on the Company's properties and the sale of a portion of South Timbalier Block 76, as discussed above.

     For the first nine months of 1997, the Company's gas prices averaged $2.56 per Mcf as compared to $2.49 per Mcf for the same 1996 period. Oil prices averaged $19.20 per Bbl for the first nine months of 1997 compared to $19.61 per Bbl for the same 1996 period. At December 31, 1997, the Company was receiving an average of approximately $2.60 per Mcf for its gas and $16.90 per Bbl for its oil production. These current prices represent declines from earlier prices and the Company expects further declines in the price of gas through the spring and summer of 1998.

     The Company incurred non-recurring office relocation and severance cost of $207,000 in the first nine months of 1996 in connection with the Company's move to Houston. In the first nine months of 1997, the Company expensed $323,000 of costs associated with a public offering that the Company withdrew on April 25, 1997 and $316,000 of debt conversion expense associated with the Debenture exchange offer discussed in note 2 to the September 30, 1997 unaudited financial statements included herein.

     Interest expense decreased by $116,000 (34%) for the first nine months of 1997 versus 1996 due to the lower debt balances. Interest expense is expected to increase in future periods as a result of the Company's convertible debt offering which closed in the fourth quarter of 1997. (See "Capital Resources - Convertible Subordinated Notes due December 31, 2007".) The Company's provision for depletion, depreciation and amortization (DD&A) increased by $530,000 (49%) in the first nine months of 1997 as compared to 1996 because of higher property costs and lower proved reserves in 1997. See note 7 to the September 30, 1997 unaudited financial statements included herein for a discussion of the $3.2 million impairment to oil and gas properties in 1997.

Years ended December 31, 1996 and 1995

     Fortune had a net loss of $1.3 million in 1996 compared to a net loss of $5.9 million in 1995. The higher net loss in 1995 is primarily attributable to a $3.6 million loss on the sale of the California properties.

     Net revenues from sales of oil and gas increased 29% to $3.8 million for 1996, compared to 1995. The increase resulted primarily from the combination of higher gas prices and a full year of production from South Timbalier Block 76. The 1995 production was adversely affected by a 5 1/2 month shut down of the Company's Hopper Canyon, California oil field due to storm damage. Revenues for 1996 were adversely affected by a two month shut down of the Company's South Timbalier Block 76 well due to a mechanical failure in the second quarter of 1996. Fortune has a 9.375% net revenue interest in the well, which accounted for about 50% of the Company's oil and gas revenues in 1996. The Company incurred approximately $300,000 in workover costs to repair the problem, most of which was expensed as production and operating expense in June and July 1996.

     Gas prices for the Company's production averaged $2.56 per Mcf for 1996 as compared to $1.77 per Mcf for 1995. Oil prices averaged $20.24 per Bbl in 1996 compared to $14.66 per Bbl in 1995. These higher average prices contributed to the increase in revenues.

     Other income consisted primarily of interest income in 1996 and 1995.

     Production and operating expenses decreased by $342,000 (23%) in 1996 compared to 1995 despite the expense of the South Timbalier workover discussed above. The decrease in operating expenses resulted primarily from the Company's sale of its California properties in early 1996.

     In 1996, Fortune's general and administrative expenses increased by $712,000 (59%) over 1995. The increase was due primarily to increased legal fees resulting from certain litigation, costs incurred in the sale of the Company's California properties, increased shareholder reporting expense and increased personnel expense. The Company also incurred non-recurring office relocation and severance costs of $216,000 during 1996 in connection with the Company's move to Houston. Interest expense decreased by $435,000 (50%) for 1996 compared to 1995 due to the lower debt balance in 1996. The lower depletable property balance, resulting from the year end 1995 impairment, led to a decrease in the Company's provision for depletion, depreciation and amortization of $193,000 (11%) in 1996 as compared to 1995. Depletion, depreciation and amortization decreased from $1.22 per MCFE in 1995 to $1.14 per MCFE in 1996.

Years ended December 31, 1995 and 1994

     During 1995, Fortune had a net loss of $5.9 million compared to a net loss of $4.5 million for 1994. The net loss for 1995 was primarily due to a $3.6 million loss on sale attributable to the sale of the California properties. The Company also had an impairment expense of $3.3 million in 1994 attributable to the full cost ceiling test. (See notes 1 and 2 to the December 31, 1996 Financial Statements.)

     Net revenues from sales of oil and gas decreased $380,000 (11%) in 1995, compared to 1994. The decrease resulted primarily from lower gas prices combined with shutting in the Company's Hopper Canyon, California oil field for 5 1/2 months due to a storm damaged access road. Gas prices averaged $1.77 per Mcf for 1995, compared to $2.09 per Mcf for 1994. Oil prices averaged $14.66 per Bbl for 1995 as compared to $14.14 per Bbl for 1994.

     Other income consisted primarily of interest income and operator's overhead fees earned by the Company on its operated wells, all of which were sold as of December 31, 1995.

     Production and operating expenses increased during 1995 by $424,000 (39%) compared to 1994. The increase was due primarily to the additional operating expenses from the acquired production in Rio Arriba County, New Mexico, Refugio County, Texas and offshore Louisiana; additional wells brought on production in New Mexico and Refugio County, Texas; and additional expenses incurred in the Hopper Canyon Field for repairs due to storm damage.

     During 1995, Fortune's general and administrative expenses increased by $192,000 (19%) over 1994. The increase was due primarily to increased insurance costs, legal fees, public relations expenses, shareholder expenses and expenses in preparing to relocate the Company's headquarters. Interest expense increased by $410,000 (89%) in 1995 compared to 1994, due to increased debt from the Refugio County, Texas and Rio Arriba County, New Mexico acquisitions. The Company's provision for depletion, depreciation and amortization increased by $108,000 (6%) in 1995, compared to 1994 as a result of a higher depletion, depreciation and amortization per unit of production.

LIQUIDITY

Cash Flows from Operating Activities

     Fortune's cash flow provided by operating activities increased for the first nine months of 1997 to $816,000 as compared to $418,000 for 1996. Before considering the effect of changes in assets and liabilities, operating cash flow was $483,000 for 1997 as compared to $87,000 for 1996. Lower production and operating expense and interest expense and the absence of office relocation costs in 1997, as discussed above, contributed to the increase. The Company's working capital of $240,000 at September 30, 1997 was comparable to December 31, 1996. Working capital at September 30, 1997 is net of $1,022,000 of Debentures that were due December 31, 1997. The Company repaid these Debentures on December 5, 1997 with a portion of the proceeds from the private placement of the Notes thereby converting short-term debt to long-term.

     Fortune's internal liquidity and capital resources in the near term will consist of working capital and cash flow from its oil and gas operations, a portion of the net proceeds from the private placement of the Notes and its unused borrowing capacity under its new credit facility.

     Fortune's cash flow provided by operating activities increased for 1996 to $607,000 as compared to an operating cash flow deficit of $744,000 for 1995. This increase resulted from higher gas prices and higher gas production in 1996 as discussed above. Cash flow in 1996 was adversely affected by the shut-in of the South Timbalier Block 76 well for over two months in the second quarter of 1996, resulting in a loss of revenues from the well, and workover expenses incurred to bring the well back on production. Fortune's 1995 operating cash flow deficit of $744,000 compares to cash flow from operating activities of $491,000 in 1994. The 1995 cash flow deficit resulted primarily from lower gas prices, the shut-in of the Company's Hopper Canyon Field and higher operating costs.

     The Company's 1996 discovery well at East Bayou Sorrel, Iberville Parish, Louisiana, which began producing on December 20, 1996, had no impact on the Company's revenues in 1996. Its impact on 1997 production through September 30 as compared to the same 1996 period was offset by the items discussed in the 1997 operating results section above. The second well at East Bayou Sorrel was completed and placed on permanent production facilities on June 1997. A third well in this field has been completed and is currently being tested. The Company believes that the Bayou Sorrel wells will have a positive impact on its cash flow from operations 1998.

CAPITAL RESOURCES

Cash Used in Investing Activities - Capital Expenditures

     Cash expenditures for oil and gas properties for the first nine months of 1997 were $3.4 million as compared to $1.1 million for 1996. The 1997 expenditures include primarily the acquisition of an additional interest at East Bayou Sorrel, an exploratory well at South Lake Arthur, a development well at East Bayou Sorrel and seismic and land acquisition at Espiritu Santo Bay. A significant portion of the Company's 1997 expenditures were funded with the funds returned by Zydeco under the terms of the Fortune/Zydeco joint venture. In June 1997, Zydeco returned to the Company $2.2 million of exploration venture cash under the terms of the venture agreement. The cash was previously reported on the Company's balance sheet as restricted cash in other assets. Fortune's net capital expenditures for all of 1997 were approximately $4.9 million.

     The Company has been involved in two significant proprietary 3D seismic projects along the Texas coast. The La Rosa project, a 24 square mile proprietary 3D survey over one of the Company's existing producing fields in Refugio County, Texas has been shot and is currently being interpreted. The Company sold one-half of its interest in the non-producing portion of this field in exchange for the acquiring parties paying all of the Company's 3D seismic costs. The Company has drilled two wells utilizing this new data and expects to drill additional projects during 1998. The first well was completed and is currently being tested; the second was abandoned as a dry hole. The Company holds a 37.5% working interest in the producing wells and an 18.75% working interest in the prospective projects covered by this 3D survey.

     The second project is offshore Texas in the intracoastal waters of Espiritu Santo Bay, Calhoun County. This involves a 135 square mile proprietary 3D seismic survey in which the Company owns a 12.5% working interest. The area covered by the survey also includes producing fields. This survey has also been completed and is being interpreted. The Company is encouraged by the results thus far and expects to begin identifying drillable projects by early 1998.

     The Company is currently participating in a third well at East Bayou Sorrel and expects to see additional drilling on this project in 1998. This well was spuded on October 8, 1997 and was completed in early January 1998. It is currently being tested. The 3D seismic projects and the East Bayou Sorrel project are expected to be multi-year projects which, if successful, could have a significant positive impact on the Company's cash flow and results of operations.

     The Company intends to fund these expenditures with its available cash and its cash flow from operations or from outside sources. Should funds not be available to the Company as required for participation in the projects, the Company can reduce its working interest share of the projects. Should the Company's working interest in exploration projects be reduced, the Company would not derive as great a benefit in the event of an exploration success.

     Capital expenditures funded with cash for the years ended December 31, 1994, 1995 and 1996 were $4.3 million, $5.7 million and $3.2 million, respectively. 1994 capital expenditures consisted primarily of the following:
$1.7 million for the acquisition of New Mexico properties; $760,000 for the acquisition of the La Rosa gas field in Refugio County, Texas; and capital expended to explore and develop the New Mexico, La Rosa and AWP properties. The increase in capital expenditures for 1995 was principally attributable to capital expended to acquire, explore and develop the Company's New Mexico, LaRosa and AWP properties; begin the acquisition of seismic and leases offshore Louisiana; acquire South Timbalier Block 76 for $2.2 million; and drill the exploratory well at Aurora. 1996 capital expenditures were primarily for four exploratory wells (East Bayou Sorrel, Lirette, DABM and South Lake Arthur) and continued lease and seismic acquisitions offshore Louisiana. The Company also received $2.2 million of proceeds from the sale of oil and gas properties in 1996, including $1.2 million for the sale of the California properties, that was used to retire debt in February 1996. The Company also received $940,000 for the sale of 25% of its interest in South Timbalier Block 76. (See "Business and Properties - Exploration Activities" and " -- Property Acquisition Activities.")

Cash Flows from Financing Activities - Cash Provided from Equity Transactions

     Fortune's primary source of capital during 1995 and 1996 was stock offerings and the exercise of warrants and options. In December 1996, the Company sold 412,000 shares of common stock at a price of $3.00 per share in a private placement. Net proceeds of approximately $1.1 million were received from the sale of these shares. On December 11, 1995, the Company closed a private placement of 1,321,117 shares to acquire a producing property and raise additional capital. From this sale, the Company netted approximately $3.3 million after payment of expenses of the offering. (See "Description of Business
- Property Acquisition Activities - South Timbalier Block 76 Acquisition.")

     On June 30, 1995, the Company closed an underwriting of 4,100,000 shares of Common Stock at a price of $2.00 per share. On July 5, 1995, the underwriters exercised their over-allotment option for an additional 500,000 shares. The
Company netted approximately $8.1 million after deduction of underwriting discounts and costs of the offering. In February 1995, the Company netted $795,000 in a private placement of Common Stock. The proceeds were used to fund the initial contribution to the joint venture with Zydeco. (See "Business and Properties - Exploration Activities - Joint Venture with Zydeco.")

     - Outstanding Debt and Debt Reduction

     As of December 31, 1997, the Company had $3,775,000 of debt outstanding. Outstanding debt is currently comprised of $550,000 of bank debt which is due July 11, 1999 and $3,225,000 of outstanding convertible subordinated notes due December 31, 2007.

     - Convertible Subordinated Notes due 2007

     In December, 1997, the Company closed its private placement of the Notes. An aggregate of $3,225,000 principal amount of Convertible Notes was sold, and the Company received $2,815,000 of net proceeds after the offering expenses and commissions. The net proceeds of the private placement were used to refinance existing debt and for general corporate purposes. On December 5, 1997, the Company redeemed the remaining outstanding balance of $1,028,000 of the Company's Convertible Subordinated Debentures due December 31, 1997 (the "Debentures"). In addition, $315,000 of net proceeds were used to reduce borrowings under the Company's credit facility with Credit Lyonnais.

     - Credit Facility

     Prior to July 1997, the Company's bank debt was incurred under a $10 million secured master revolving credit facility with Bank One, Texas, N.A. ("Bank One") which had been in place since January 14, 1994. The Bank One credit facility was a reserve-base borrowing facility secured by substantially all of the Company's oil and gas reserves. The Bank One facility contained various financial covenants, was due October 1, 1997, bore interest at 1.5% over Bank One's prime rate and required monthly principal payments of $75,000. On July 11, 1997, the Company refinanced its debt under the Bank One credit facility by entering into a $20 million credit facility with Credit Lyonnais New York Branch ("Credit Lyonnais"). The Credit Lyonnais facility is due July 11, 1999, and can be extended for one year upon mutual consent. Under the new credit facility, the Company may initially borrow up to a pre-determined borrowing base, for general corporate purposes at either 1.25% above Credit Lyonnais' base rate or 4% above LIBOR. The borrowing base, currently set at $2.0 million, was calculated based upon the Company's July 1, 1997 oil and gas reserves and is subject to semi-annual review. The unused portion of the borrowing base, which is currently approximately $1.4 million, is to be used only for acquisitions of producing properties or development projects approved in advance by Credit Lyonnais. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the borrowing base. The Credit Lyonnais facility is secured by a mortgage on all of the Company's existing proved oil and gas properties.

     - Retirement of Debentures

     On February 26, 1997, the Company closed an exchange offer for the Debentures which resulted in $697,000 principal amount of Debentures being exchanged for 218,858 shares of Common Stock and 174,250 Common Stock Warrants. Consequently, the balance due on the Debentures was $1,028,000. This remaining balance was repaid on December 5, 1997 with a portion of the net proceeds from the Notes offering discussed above.

     In connection with the February 1997 exchange of Debentures for common stock and common stock warrants, the Company recorded a non-cash debt conversion expense of approximately $316,000 during the first quarter of 1997. The non-cash debt conversion expense represents the difference between the fair market value of all of the Common Stock and warrants issued in connection with the Exchange Offer and the fair market value of the lower number of shares of Common Stock that could have been issued upon the conversion of the Debentures under the 1992 Indenture prior to the exchange offer.

Oil and Gas Prices and Reserves

     The price Fortune receives for its oil and gas production is influenced by conditions outside of Fortune's control. As of December 31, 1997, the Company was receiving approximately $16.90 per Bbl as an average price for its oil production and $2.60 per Mcf as an average price for its gas production. At December 31, 1996, the Company received approximately $4.04 per Mcf for its gas production and $22.79 per Bbl for its oil production. At December 31, 1995, the Company received approximately $2.32 per Mcf for its gas production and $16.10 per Bbl for its oil production. At December 31, 1994, the Company received approximately $14.62 per Bbl for its oil production and $1.39 per Mcf as an average price for its gas production. (See "Risk Factors - Risks Associated with the Oil and Gas Industry - Volatility of Oil and Gas Prices.")

     The Company's December 31, 1996 oil and gas reserve report prepared by Huddleston & Co. Inc., of Houston, Texas, its independent petroleum engineers, indicated a net present value, discounted at 10%, of the Company's proved reserves equal to $10.8 million at December 31, 1996, compared to an $8.9 million discounted value at December 31, 1995. Of that total value, the proved developed producing wells had a discounted value of $6.3 million at December 31, 1996 compared to $6.7 million at December 31, 1995.

     Total net proved recoverable reserves at December 31, 1996 decreased to 249,000 Bbls of oil and 3.5 Bcf of gas from 347,000 Bbls of oil and 5.9 Bcf of gas at December 31, 1995. The increase in the present value of the reserves is attributable to the higher oil and gas prices at year end 1996 vs. 1995. The decrease in proved reserves was primarily attributable to the sale of 25% of the Company's interest in South Timbalier Block 76 in March 1996, the sale of the one remaining California property and a West Texas property in 1996 and natural depletion, offset by the reserve addition at East Bayou Sorrel. (See "Business and Properties - Property Acquisition Activities.")

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 changes the calculation and financial statement presentation of earnings per share. SFAS 128 requires the restatement of prior period earnings per share amounts. The statement will be effective for financial statements issued for periods beginning after December 15, 1997. The Company does not believe that the adoption of SFAS 128 will have an impact on the loss per share information presented herein.

     Effective December 1997, the Company is required to adopt Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"). SFAS 129 requires that all entities disclose in summary form within the financial statement the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statement the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. Other special provisions apply to preferred and redeemable stock. The Company will adopt SFAS 129 in the fourth quarter of 1997.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with the other financial statements; the total of other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial position at the end of an accounting period. SFAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The Company does not believe that this SFAS will have any significant impact on its financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997. The Company does not believe that this SFAS will currently result in any significant disclosures in its financial statements.

                             BUSINESS AND PROPERTIES

GENERAL

     Fortune is an independent public oil and gas company whose primary focus is on exploration for and development of domestic oil and gas properties. The Company's principal properties are located onshore and offshore Louisiana and Texas.

     During 1995, the Company implemented a program of exploration for significant oil and gas reserves using state-of-the-art 3D seismic and CAEX technology. The Company believes that the use of 3D seismic and CAEX technology provides more accurate and comprehensive geological data for evaluation of drilling prospects than traditional 2D evaluation methods. Since early 1995, the Company has acquired, with other industry partners, interests in oil and gas prospects on the Gulf Coast of Texas and Louisiana and is continually evaluating other 3D and 2D exploration projects.

     The Company also seeks to take advantage of attractive acquisition targets which will enable it to acquire reserves at an attractive price. In furtherance of that objective, on December 11, 1995, the Company purchased for cash an interest in the South Timbalier Block 76, a producing oil and gas property located in the Gulf of Mexico offshore Louisiana.

STRATEGY

     Fortune's strategy is to invest in a diversified portfolio of oil and gas exploration and development properties within its area of interest. It seeks to mitigate the risks of exploration drilling by generally taking minority interests in projects with large potential reserves and additional development potential. Together with other industry partners, Fortune has invested in seismic exploration programs to identify new exploration prospects, in exploration prospects ready to drill, and in producing properties believed to have additional development potential, each described in more detail below.

     Fortune seeks to participate, generally as a minority, non-operating interest holder, in a variety of exploration and development projects with industry partners. The Company's approach to prospect acquisition is twofold. It seeks prospects on an opportunistic basis, evaluating individual prospect opportunities presented to it by other oil and gas companies or consultants. It also seeks to develop prospects through multi-year strategic joint ventures designed to evaluate a wide area for potential drilling prospects, such as the recently commenced venture along the Texas intracoastal waters and Matagorda Island at Espiritu Santo Bay.

     Fortune and its partners use state-of-the-art technologies including, where appropriate, 3D seismic and CAEX technology in defining and evaluating drilling prospects. Fortune believes that these techniques have undergone important technological advances in recent years and that their use can provide Fortune and its project partners with a more accurate and complete prospect evaluation, materially increasing the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

     Although Fortune does not currently operate properties or originate exploration prospects, it actively participates in the evaluation of opportunities presented by its industry partners, both at the time of its initial investment in a prospect and thereafter during the evaluation and selection of drilling locations. In order to maintain the ability to employ state-of-the-art technology while controlling fixed operating costs, Fortune relies heavily on industry consultants for its project evaluations. With aggressive downsizing by major oil companies in recent years and the reorganization of many independent oil companies, Fortune has found that highly qualified prospect originators and technical advisors are available as consultants and joint venturers, enabling Fortune to acquire expert technical assistance in its target geographic areas while avoiding the overhead associated with a larger number of permanent employees.

     Currently, Fortune employs the services of Interpretation3, a consulting company headed by Daniel Shaughnessy, formerly an exploration supervisor with Mobil Oil Company, to assist in evaluating prospects. Mr. Shaughnessy is a director of Fortune. (See "Management.") The Company employs Huddleston & Co., Inc., Houston, Texas, independent petroleum engineers, to estimate reserves in successful wells and in properties being evaluated for acquisition. The Company does not have contracts with these consultants that obligate the consultants to continue their availability to the Company. However, the Company has no reason to believe that these consultants will cease providing services in the foreseeable future.

EXPLORATION ACTIVITIES

     Fortune participates in exploration projects proposed by industry partners. The Company reviews prospects developed by companies that have particular expertise in specific exploration areas and uses its consultants and management knowledge to analyze the exploration data. By taking a minority non-operating position in such projects, the Company gains opportunities to participate in significant discoveries while minimizing its losses if the exploration wells are unproductive.

Espiritu Santo Bay Proprietary 3D Seismic Exploration Joint Venture

     On February 27, 1997, Fortune entered into a multi-year proprietary 3D seismic joint venture to evaluate and identify exploration prospects in a 166.5 square mile AMI in and around the Texas transition zone, including the intracoastal waters at Espiritu Santo Bay, and certain surrounding areas. Fortune owns a 12.5% working interest in the joint venture which has undertaken a 135 square mile proprietary 3D seismic venture. Fortune and its working interest partners currently own 17,794 leasehold acres and hold options to acquire leases on an additional 14,326 acres within the area of the seismic survey.

     The term of the joint venture agreement extends through July 15, 2002 but may be extended, if necessary. Under the Agreement, upon delineation of each exploration prospect, Fortune may elect whether to participate in drilling an initial well or farm out all or part of its interest to other joint venture partners or third parties. Seismic acquisition activities commenced in April 1997 and were completed in September 1997. The seismic data is currently being processed and interpreted, and it is not expected that any exploration drilling activities will begin until early 1998. No assurance can be given that any exploration prospects will be identified or that any commercial quantities of hydrocarbons will be discovered.

     On March 13, 1997, each of the Espiritu Santo Bay 3-D Seismic Project joint venture partners, including Fortune, elected to acquire their pro-rata shares of the Steamboat Pass Field, Calhoun County, Texas from Neumin Production Company ("Neumin"). The Steamboat Pass Field is adjacent to Matagorda Island and beneath Espiritu Santo Bay. The field is currently producing approximately 550 Mcf of natural gas per day from four shallow gas wells. The acquisition also entitles Fortune to its pro-rata share of the existing facilities located on site. Fortune acquired a 12.5% working interest in the 5,766 acres held by production in the field. The acquisition was made in exchange for the assumption of Neumin's future obligation to plug and abandon the field. The cost of such abandonment is not expected to be material to the Company. The transaction closed on April 18, 1997.

La Rosa Proprietary 3D Seismic Exploration Program

     The Company acquired an undivided 50% interest in the LaRosa field in 1994, which was subsequently reduced to a 37.5% working interest as the result of an after-payout back-in negotiated at the time of purchase. (See "Property
Acquisition Activities - Refugio County, Texas - La Rosa Field.") The Company farmed out 50% of its rights in this proprietary seismic program and in any new exploration opportunities generated by that program in exchange for the payment of all of Fortune's costs of such survey and, therefore, currently owns an undivided 18.75% working interest in all newly-generated prospects. Fortune maintains its 37.5% working interest in all production from existing wellbores.

     On February 13, 1997, Fortune and its working interest partners commenced a proprietary 3D seismic survey covering 24 square miles over its onshore Gulf Coast La Rosa Field and surrounding acreage in Refugio County, Texas. The survey is being conducted using state-of-the-art technology and was completed in mid-1997. Fortune and its working interest partners currently own 3,689 acres in the field and hold seismic options to acquire up to an additional 4,000 acres. The first well was spudded December 2, 1997 and the second on January 12, 1998. The first is currently producing approximately 700 MCFD and 20 BOPD. The second was plugged and abandoned as a dry hole.

East Bayou Sorrel Field, Iberville Parish, Louisiana

     On December 15, 1995, the Company entered into a Participation Agreement to drill a well on the East Bayou Sorrel prospect in Iberville Parish, Louisiana. The area has produced substantial amounts of oil from other wells. Fortune's share of the initial costs to acquire, evaluate and drill the first well on the prospect was approximately $312,000. Subsequently, the Company acquired an additional 1.5% working interest in the field for $357,000, bringing its total working interest to approximately 12.9%. The first well on the prospect, the
Schwing #1, began producing in December 1996 and has been producing from permanent facilities since January 22, 1997. Although the well reached production rates as high as 1,711 BOPD and 1,710 MCFD during February 1997 on a 12/64" choke, sustained production will be limited to an average of approximately 1,400 BOPD under the State of Louisiana allowance for the producing reservoir. There is currently no limitation on gas production from this reservoir. This well is in an AMI totaling approximately 3,500 acres.

     The Schwing #1 is now producing from the lowest of seven potential oil and/or gas zones which were encountered when drilling. The remaining zones in the well have not been tested in the first well. Based on this limited data, at December 31, 1996, the Company's reserve engineers estimated future net revenues from proved reserves in the well, discounted at 10%, of $1.5 million to the Company's net revenue interest. The Company expects that additional reserves will be assigned to the project as the field is developed.

     The second well at East Bayou Sorrel, the Schwing #2, was completed and placed on permanent production facilities on June 23, 1997. This well was completed as a dual producer, however, the shallow completion in this well bore was shut in on September 19, 1997. The Schwing #2 produced at an average rate of approximately 523 BOPD and 445 MCFD in January 1998. The Company is participating in a third well in the same area on which drilling commenced on October 8, 1997. The Schwing #3 was completed and is currently being tested although there can be no assurance that additional production will be discovered by this well. The Company's working interests in the East Bayou Sorrel producing units range from approximately 12.2% to 12.9% working interest (approximately 8.7% to 9.2% net revenue interest) before payout and from approximately 10.7% to 11.3% working interest (approximately 7.6% to 8.1% net revenue interest) after payout.

Southwest Segno, Liberty County, Texas

     On September 24, 1997, the Company entered into a Participation Agreement to drill a well on the Southwest Segno Prospect in Liberty County, Texas. The Company paid $36,000 to acquire an undivided 30% before-payout working interest in this prospect. Drilling on the initial well commenced January 15, 1998. Dry-hole costs for this well were initially estimated to be $93,000 to Fortune's share. As of January 30, 1998, operations had been suspended on this well because of mechanical problems. The operator of this well is attempting to resolve these problems but there can be no assurance such efforts will be successful or, if successful, that operations will result in a commercially productive well. As of January 30, 1998, approximately $98,000 had been expended on this well to Fortune's interest.

South Lake Arthur, Jefferson Davis Parish, Louisiana

     In 1996, the Company participated in an exploratory well on the South Lake Arthur prospect in Jefferson Davis Parish, Louisiana. The Company had acquired an interest in approximately 1,900 acres of mineral leases, with rights to participate in additional leases acquired in an AMI covering approximately 2,800 acres.

     The test well on this prospect was commenced on January 9, 1997 and was temporarily plugged and abandoned in late April 1997 after it was determined that the well crossed a fault and failed to reach the primary objective target. Fortune's working interest in the well is 12.5% before payout and 10% after payout. Fortune estimates its share of the total cost of drilling and temporarily plugging and abandoning the well to be approximately $440,000. Although the well encountered hydrocarbons in a shallower reservoir, Fortune did not believe the hydrocarbons were sufficient to justify a completion attempt. Accordingly, Fortune sold its interest in the shallow zone to the other parties who elected to complete the well. Fortune retained its interest in the deeper primary objective target.

Joint Venture with Zydeco

     Fortune owns varying interests in several Joint Venture Projects located in the transition zone and Timbalier Trench regions offshore Louisiana. Each of these projects were identified and acquired by a joint venture formed by Fortune with Zydeco to identify, evaluate and explore oil and gas prospects in this area offshore Louisiana. Each of these projects was identified using a combination of advanced 2D and 3D seismic and CAEX technology in conjunction with geological analysis of existing wells.

     Under its exploration agreement with Zydeco, Fortune contributed $4,800,000 to the venture in 1995. The funds were to be used to pay all of the budgeted leasehold acquisition and seismic costs on the projects, entitling Fortune to a 50% working interest in each project. As of June 4, 1997, $2,154,000 of the funds remained unspent; this amount was returned to Fortune in June 1997 in accordance with the terms of the exploration agreement. The Company's 50% working interest in the projects that have not been farmed out is subject to proportionate reduction in the event that Zydeco expends additional funds on the projects. Fortune has farmed out its interest in six of the Joint Venture Projects to industry partners, retaining overriding royalties and/or the right to participate as a working interest owner and has a 100% working interest on one of the projects. It has retained its 50% working interest on each of the remaining projects.

     The Company does not currently expect that wells will be drilled on all of the Joint Venture Projects or that it will retain a working interest of more than 25% in wells that are drilled on the Joint Venture Projects, except in certain circumstances. In keeping with its strategy of balancing risk and return, Fortune intends to farm out its remaining interest to other oil companies. Under a farmout arrangement, the Company would be relieved of all or part its obligation to pay drilling expenses, and could recover its acquisition and exploration costs but would wind up with a smaller interest in any given prospect. No assurance can be given that Fortune will be able to farm out any of the projects or that, if it is successful in doing so, that the farmout will be on the terms described above.

     Each of the parties in the joint venture has a right to farm out a portion or all of its interest in each prospect to the other under a "put" arrangement in the exploration agreement. In the event of such a farmout of a 50% working interest, Fortune or Zydeco would retain either a negotiated overriding royalty convertible into a working interest or a default arrangement of a one percent overriding royalty interest in the project. The overriding royalty interest would be convertible into a 12.5% working interest after Zydeco or Fortune recouped its drilling costs for the well from production. Should either Fortune or Zydeco farm out a smaller working interest to the other, the overriding royalty and after-payout working interests would be proportionately reduced.

     The Joint Venture Projects are in various stages of evaluation. The leases have initial lease terms varying from 3 to 5 years, during which period the venture must either commence drilling operations or lose the leases. To date, wells have been drilled on two of the Joint Venture Projects, the Aurora and Polaris Prospects. Hydrocarbons were encountered in both wells, but were of insufficient quantities to justify completion attempts. A third party drilled one of the dry holes under a farmout for which Fortune received $66,000 in fees. The Company incurred approximately $832,000 in costs on the other well. The remaining projects are being evaluated for drilling, farmout or resale opportunities. Many of the Joint Venture Projects are in the vicinity of recent discoveries in the transition zone and Timbalier Trench and, as such, should represent opportunities to find significant oil and gas production. However, there can be no assurance that Fortune will have sufficient resources to participate in any exploration wells proposed, that it will be able to farm out its interest on favorable terms or that any of the exploration wells will be drilled or be successful.

     Fortune acquired its interest in the joint venture through its acquisition in May 1995 of Lagniappe Exploration, Inc. ("LEX"), for 1,200,000 shares of Common Stock and 1,200,000 stock purchase warrants exercisable at $4.75 per share through May 12, 2000. The interest in the joint venture was the only significant asset of LEX. A portion of such shares and warrants remain in escrow pending the resolution of a dispute which has arisen among the former LEX stockholders and others regarding who is entitled to the shares of Common Stock and stock purchase warrants issued by Fortune at the closing of the LEX acquisition. (See "Principal Stockholders.") In connection with the return of the unexpended funds from the joint venture in June 1997, Fortune reviewed its $4.3 million remaining unevaluated investment in the Zydeco exploration venture properties. The $4.3 million investment includes the value of the Fortune Common Stock that was issued in 1995 to acquire its interest in the exploration venture as well as the funds that Fortune has expended for leases and seismic in the exploration venture. As a result of this review, Fortune transferred $2.6 million of costs associated with the Zydeco exploration venture properties to the evaluated property account in the second quarter of 1997. This was a major contributing factor to the Company's $3.2 million impairment to oil and gas properties recorded through September 30, 1997.

PROPERTY ACQUISITION ACTIVITIES

South Timbalier Block 76 Acquisition

     On December 11, 1995, Fortune acquired a 16.67% working interest (12.5% net revenue interest) in a 5,000 acre producing oil and gas property offshore Louisiana in South Timbalier Block 76. The seller was Petrofina, S.A. This property ("Block 76") includes a producing well which was completed in 1990, drilling and production platform and a transmission line. The effective date of the acquisition was June 1, 1995. Therefore, Fortune received the net cash flow from the well to its interest from June 1, 1995. The effective date for financial reporting purposes was November 1, 1995. The Company initially paid $2.2 million for its interest in Block 76 plus 150,000 common stock purchase warrants at prices from $4.625 to $6.00 per share, all of which expired unexercised in December 1997. In the acquisition, Fortune granted an option, exercisable until March 11, 1996, to a third party to acquire a 4.167% working interest in the property for $790,000 plus the retention by Fortune of a $150,000 deposit for a total of $940,000. The option was timely exercised, which reduced the Company's interest in the block to a 12.5% working interest (9.375% net revenue interest) effective January 1, 1996.

     On April 29, 1996, the Block 76 well was shut in due to a mechanical failure of downhole equipment. A remedial workover, started June 16, 1996, cost the Company approximately $300,000. The well was brought back on production July 6, 1997. The well was also shut-in from March 24, 1997 to April 19, 1997 for a workover to repair a leak that caused the well to lose casing pressure. The Company's share of the costs of this second workover was approximately $360,000. Notwithstanding these shut-ins, the well has already returned Fortune's investment, and the Company is evaluating the possibilities for additional wells.

     In order to finance the acquisition of the South Timbalier Block and to provide the Company with additional working capital, Fortune issued 1,321,117 shares of its Common Stock to a group of overseas investors in a transaction which qualified for an exemption from the registration requirements of the Securities Act under Regulation S. From this sale in December 1995, the Company netted approximately $3.3 million after payment of expenses of the offering. The balance of approximately $1.1 million remaining after payment of the purchase price for the South Timbalier Block interest was added to working capital to be used for general corporate purposes. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop. Despite a drop in the price of the Common Stock during the calculation period, the Company does not expect that it will be required to issue any reset shares. (See "- Legal Proceedings.")

Rio Arriba County, New Mexico - San Juan Basin

     On June 24, 1994, Fortune concluded the purchase of a 25% interest in EnRe-1, LLC, a newly formed Texas limited liability company, which owned three Jicarilla Apache Minerals Development Agreements ("MDAs") covering 60,000 producing, development and exploratory acres in Rio Arriba County, New Mexico and associated tangible property, and an approximately 22% working interest in certain mineral, oil and gas leasehold interests in an additional 10,000 exploratory acres in Rio Arriba County, New Mexico. These interests were acquired for $1.7 million. Since that date, Fortune has expended approximately $1.5 million for its share of the cost of drilling wells in the San Juan Basin. In 1996, one of the MDAs, comprising approximately 20,000 acres terminated, and the acreage reverted to the lessors. In 1997, approximately 14,000 additional acres reverted to the lessors pursuant to the terms of the MDAs.

     Of the seven wells drilled during 1994 and 1995, two were completed as producing wells. The Company did not participate in the drilling of any additional wells in 1996. Production revenues from the properties have not exceeded the total cost of acquiring and conducting drilling operations on the properties. The Company's reserve engineers have not assigned any proved reserves to the San Juan Basin properties because of the limited data available from which to evaluate the properties. Given the tight sands and the production history, the engineers were unable to determine whether the future production would be economic and, therefore, were unable to conclude that any proved reserves should be assigned to the producing wells. There are no immediate plans to conduct further evaluations of the wells that are temporarily shut in or to drill additional wells in this field. At June 30, 1997, the Company transferred all of its remaining $1.3 million of unevaluated costs attributable to these properties to the evaluated property account.

Webb County, Texas - Belle Pepper and Belle Jeffers Fields

     On October 5, 1993, the Company completed the acquisition of certain mineral, oil and gas leasehold interests and associated tangible property from Michael Petroleum Corporation, Brazos Resources, Inc., Pioneer Drilling Company and Endowment Energy Partners. The mineral, oil and gas leasehold interests include working interests in producing and non-producing oil and gas properties located in Webb County, Texas, known as the Belle Pepper and Belle Jeffers Fields. The Company acquired interests in approximately 2,300 acres of mineral leases, including 10 producing gas wells. The Lobo sand in this area has very low permeability (under one millidarce) which has qualified all the acquired production as a "tight" gas sand. As a tight gas sand, the production from wells drilled before January 1, 1993 (which includes 9 of the wells on the property) is exempt from Texas state severance tax. The Company participated in the drilling of a 10,000 foot exploratory test well to the Lobo sand in 1994 which was determined to be non-commercial. The Company had a 25% working interest in this well; dry hole costs to the Company were $115,000. The Company has a 20% interest in a proved undeveloped in-fill location within the Belle Pepper Field.

     Fortune paid an adjusted price of $6.5 million in cash and 195,000 three-year common stock purchase warrants which were either exercised or expired in 1996. Aggregate production from the producing wells acquired by Fortune has not yet returned the Company's investment in this area.

Refugio County, Texas -La Rosa Field

     On February 8, 1994, the Company completed an acquisition of a 50% working interest in a 3,689 acre lease in the La Rosa Natural Gas Field in Refugio County, Texas from Brooklyn Union Exploration Company, Inc. for $760,000. The effective date of the transaction using the purchase method of accounting was February 1, 1994. The acquisition consisted of 12 producing wells, four saltwater disposal wells and 35 shut-in wells with total new proved reserves to the Company of one BCFE and additional probable reserves behind pipe. The lease includes 2,700 undeveloped acres adjacent to production which was acquired for future exploration. Since acquiring an interest in the LaRosa Field in February 1994, the Company has participated in over 50 natural gas and oil recompletions in new zones of shut-in wells, of which a majority have been successful.

     In January 1997, Laroco LLP, the Company's working interest partner, exercised its right to accelerate its one-eighth back-in by paying Fortune approximately $85,000, the amount necessary to repay Fortune's remaining net investment in the Field attributable to the back-in interest. This reduced the Company's working interest in the Field to 37.5%. In February 1997, Fortune farmed out 50% of its rights in the proprietary 3D seismic acquisition program currently underway over the Field and in any new wells drilled in exchange for the payment of 100% of Fortune's costs of conducting the seismic survey. The Company now owns a 37.5% working interest in the production from existing wellbores and an 18.75% working interest in new discoveries that result from the 3D survey. (See "- Exploration Activities - La Rosa Proprietary 3D Seismic Exploration Program.")

McMullen County, Texas - AWP Field

     In 1992, the Company acquired a 10% working interest in the AWP Field, McMullen County, Texas as part of a package of California and Texas properties for a purchase price of 243,153 shares of Common Stock and the assumption of a $2,000,000 note. The Company has since sold the California properties and paid off the $2,000,000 note. The property includes approximately 3,500 acres of oil and gas leases and 10 proved developed locations remaining to be drilled on either 40 or 80 acre spacing. The Company's estimated share of the drilling and completion costs for each of these wells is $48,000. In February 1996, developmental drilling was resumed with the commencement of drilling the Bracken Ranch #47 well location which was successfully completed as a producer. The Bracken Ranch #48 well was completed as a producer in January 1997. Production to date has not returned the Company's investment. The operator is currently attempting to reduce the landowners' royalty from 35% to 25% before proceeding with further drilling in the field.

Divestiture of California Properties

     At December 31, 1995, Fortune owned and operated 39 gross and 29.92 net wells located in California (including all the wells that were sold in 1996). Production in California during 1995 totaled approximately 57,160 net Bbls of oil and 66,292 net Mcf of gas. This represented about 62% of the Company's 1995 oil production and about 7% of its gas production. The Sespe property comprised approximately 26% of Fortune's net proved oil reserves and 1% of Fortune's net proved gas reserves as of December 31, 1995.

     Despite the high percentage of the Company's oil production represented by these properties, the costs of operating the wells in California was, in the view of management, disproportionately high in relation to the revenues generated. The high cost of production in California on the Company's properties was a result of several factors, including the low gravity of the oil, the small production from each well and environmental and worker's compensation costs.

     On February 23, 1996, Fortune sold its interest in all but one of its California properties for cash in the amount of $840,000. The properties sold consisted of the Company's interest in the Hopper Canyon, Holser Canyon, Oxnard and Sheils Canyon Fields in Ventura County and the Bacon Hills Field in Kern County. The sale was effective December 31, 1995. In connection with the sale, Fortune paid commissions and expenses of approximately $75,000. The Company sold its remaining California property, the Sespe Field, Ventura County, California, to Seneca Resources for approximately $300,000 net of closing adjustments in April 1996. The Company recorded a loss on sale of $3.6 million in 1995 as a result of these divestitures.

     All of the Company's California properties were pledged to secure the Company's bank debt. Concurrently with the closing of the sale of the non-Sespe properties, Fortune reduced its bank debt by $1.1 million, representing the entire indebtedness secured by the Company's California properties. The closing of the sales of the California properties and the relocation of the Company's headquarters to Houston completed the Company's strategic move to focus its efforts on exploration in the Gulf Coast.

     Prior to 1994, the Company made various other acquisitions, primarily of producing properties located in California, which have since been sold.

OIL AND GAS OPERATIONS

Drilling Activities

     The following table sets forth information regarding development and exploratory wells drilled by Fortune in the years ended December 31, 1994, 1995 and 1996:

                             WELL DRILLING ACTIVITY


                                  Year Ended December 31,
                           ----------------------------------
                             1994         1995         1996
                           --------     --------     --------
       Gross Wells
           Productive             5            1            3
           Dry                    3            -            3
                           --------     --------     --------
           Total                  8            1            6
                           ========     ========     ========

       Net Wells

           Productive          1.18          .20          .31
           Dry                  .47            -         1.21
                           --------     --------     --------
           Total               1.65          .20         1.52
                           ========     ========     ========

Oil and Gas Reserves

     The Company's proved reserves are located in Texas and onshore and offshore Louisiana. Proved reserves represent estimated quantities of oil and gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

     The oil and gas reserve estimates at December 31, 1994, were reviewed by Huddleston & Co., Inc., Houston, Texas, independent petroleum engineers, and Sherwin D. Yoelin, Los Angeles, California, independent petroleum engineer. For the years ended December 31, 1995 and 1996, the oil and gas reserve estimates were reviewed by Huddleston & Co., Inc.

     Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The accuracy of any reserve estimate is a function of available data and of engineering and geological interpretation and judgment. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves," determined from such reserve data, are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. While the reserve estimates presented herein are believed to be reasonable, they should be viewed with the understanding that subsequent production of oil and gas from each reservoir, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimate. (See "Risk Factors -- Risks Associated with the Oil and Gas Industry -- Uncertainty of Estimates of Proved Reserves and Future Net Revenues.")

     The following sets forth information with respect to estimated proved oil and gas reserves as determined by Fortune's independent petroleum engineers attributable to the Company's interests in oil and gas properties as of December 31, 1994, 1995 and 1996.

                        ESTIMATED NET RESERVE QUANTITIES

                                                     December 31,
                                    --------------------------------------------
                                        1994            1995             1996
                                    ------------    ------------    ------------
Total Proved Reserves (1):
     Oil (Bbls)....................    1,647,000         347,000         249,000
     Natural Gas (Mcf).............    5,911,000       5,938,000       3,481,000
                                    ------------    ------------    ------------
Equivalent Mcf (MCFE) (2)..........   15,793,000       8,020,000       4,975,000
                                    ============    ============    ============
Total Proved Developed Reserves:...
     Oil (Bbls)....................      675,000         324,000         160,000
     Natural Gas (Mcf).............    3,317,000       4,686,000       1,749,000
                                    ------------    ------------    ------------
Equivalent Mcf (MCFE (2)...........    7,367,000       6,630,000       2,709,000
                                    ============    ============    ============


(1) Estimates of oil and gas reserves are based in part on the price at which the product was sold as of the end of each year; and if the cost of producing the oil and gas exceeds the sales price, the quantity of "recoverable reserves" is reduced. The decrease in proved reserves from 1995 to 1996 was primarily attributable to the sale of 25% of the Company's interest in South Timbalier Block 76 in March 1996, the sale of the one remaining California property and a West Texas property in 1996 and natural depletion, offset by the reserve addition at East Bayou Sorrel. The decrease in reserves from 1994 to 1995 is primarily due to the transfer to oil and gas properties held for sale of reserves attributed to the Company's California properties which were sold in February 1996, and which represented approximately 1.4 MMBbl of oil and
         1.5 Bcf of gas in the Company's Proved Reserves at December 31, 1994, partially offset by the acquisition of the South Timbalier Block 76.

(2)      After conversion (1:6); one Bbl of oil to six Mcf of gas.

Discounted Present Value of Future Net Revenues

     The following table represents the estimated future net revenues (using unescalated prices and discounted at 10% per annum) and the present value of the future estimated net reserves from the proved developed producing, proved developed non-producing and the proved undeveloped reserves at December 31, 1994, 1995 and 1996.

                 DISCOUNTED PRESENT VALUE OF FUTURE NET REVENUES

                                                           December 31,
                                           ------------------------------------------
                                               1994            1995           1996
                                           ------------   ------------   ------------
Cumulative Future Net Revenue (1)......    $ 15,932,000   $ 12,600,000   $ 14,112,000
   Less adjustment to give effect
     to a 10% annual discount..........      (7,784,000)    (3,658,000)    (3,292,000)
                                           ------------   ------------   ------------
                                              8,148,000      8,942,000     10,820,000

   Less discounted present value
     of future income taxes............               -              -              -
                                           ------------   ------------   ------------
                                           $  8,148,000   $  8,942,000   $ 10,820,000
                                           ============   ============   ============


(1) The increase in the present value of the reserves from 1995 to 1996 is attributable to the higher prices at year end 1996 of $4.04 per Mcf and $22.79 per Bbl vs. $2.32 per Mcf and $16.10 per Bbl at December 31, 1995. The increase in 10% discounted value at year end 1995 vs 1996 is due to the net effect of acquiring the high production rate reserves offshore Louisiana offset by the exclusion of the longer life California properties sold in February 1996. The decrease in net revenues from 1994 to 1995 is primarily due to the significant reduction in reserve volumes attributable to the exclusion of the California properties. At December 31, 1997, the Company was receiving an average of approximately $2.60 per Mcf for its gas and $16.90 per Bbl for its oil production. These current prices represent declines from earlier prices and the Company expects further declines in the gas price through the spring and summer of 1998. The Company expects that reserves will be lower at year end 1997 compared to 1996 as a result of these lower prices as well as depletion.

Production

     The approximate net production data related to the Company's properties for the periods ended December 31, 1994, 1995 and 1996 is set forth below:

                               NET PRODUCTION DATA

                                                           December 31,
                                           ------------------------------------------
                                               1994            1995           1996
                                           ------------   ------------   ------------

     Oil (Bbls)........................          88,000         92,000         57,000
     Gas (Mcf).........................       1,017,000        909,000      1,038,000


Prices and Production Costs

     The following table sets forth the approximate average sales prices and production (lifting) costs per Bbl of oil and per Mcf of gas produced and sold in the United States from the Company's oil and gas leases for the years ended December 31, 1994, 1995 and 1996:

                    AVERAGE SALES PRICES AND PRODUCTION COSTS

                                             Year Ended December 31,
                                          ----------------------------
                                            1994      1995       1996
                                          --------  --------  --------
Average Sales Price Received:
     Oil (per Bbl).....................   $  14.14  $  14.66  $  20.24
     Gas (per Mcf).....................       2.09      1.77      2.56
     Average Production and
       Operating Cost per MCFE.........       0.71      1.04      0.85


Producing Wells

     The following table lists the total gross and net producing oil and gas wells in which Fortune had an interest at December 31, 1996:

                                 PRODUCING WELLS

                                                Gross                Net
                                          ------------------  ------------------
                                            Oil       Gas       Oil       Gas
                                          --------  --------  --------  --------
     Texas..............................        39        40      3.90     13.40
     Louisiana..........................         1         1       .11       .12
     New Mexico.........................         2         -       .43         -
                                          --------  --------  --------  --------
         Total..........................        42        41      4.44     13.52
                                          ========  ========  ========  ========

Principal Customers

     For the year ended December 31, 1994, 48% of the Company's produced gas was sold to Michael Gas Marketing Co., Inc., 25% to Tenneco and 15% to Enron, while 72% of the Company's produced oil was sold to Texaco Trading and Transportation and 8% to Enron. During 1995, 56% of the Company's oil production was sold to Texaco Trading and Transportation and 10% to Laroco, LLP; 29% of the Company's gas production was sold to Laroco LLP, 26% to Michael Gas Marketing and 16% to AWP. During 1996, 54% of the Company's oil production was sold to Scurlock Permian Corporation; of the Company's gas production 26% was sold to CNG Energy Services Corporation, 23% to Fina Natural Gas Company, 20% to Texana Pipeline Joint Venture and 17% to Michael Gas Marketing.

     The Company believes that the loss of any of these customers should not have any material adverse effect on the Company, since there are a large number of companies which purchase oil and gas in the areas in which the Company operates.

PROPERTIES

Leasehold Acreage

     Fortune's holdings of developed and undeveloped leasehold acreage as of December 31, 1996 were approximately as follows:

                                LEASEHOLD ACREAGE

                                         Developed            Undeveloped
                                   -------------------   -------------------
                                     Gross       Net       Gross       Net
                                   --------   --------   --------   --------
Louisiana........................       660         81     28,441     10,995
Texas............................     5,504      1,080      3,960      1,468
New Mexico.......................     1,320        285     48,680     11,231
Oklahoma.........................         -          -         80          5
                                   --------   --------   --------   --------
  Total..........................     7,484      1,446     81,161     23,699
                                   ========   ========   ========   ========

Title to Properties

     Detailed title examinations were performed for many of the Company's properties in December 1993, January 1994 and June 1997 in conjunction with the establishment of the Company's bank credit facility, and title opinions were issued. The Company believes it holds valid title on all its properties, free and clear of any liens or encumbrances except for encumbrances described herein. Title opinions are obtained on newly acquired properties as of the date of the closing. As is customary in the oil and gas industry, the Company performs only a perfunctory title examination at the time exploratory oil and gas properties are acquired. Prior to the commencement of drilling operations, a thorough title examination of the drillsite and any pass-through parcels is conducted and any significant defects are remedied before proceeding with operations. All of the Company's producing leasehold interests have been pledged to secure corporate indebtedness under the Company's bank credit facility. Transfers of many of the Company's properties are subject to various restrictions, including the requirement of obtaining the consent of the landowner in many instances.

Office Facilities

     In February 1996, the Company relocated its headquarters to Houston, Texas. Prior to that, the Company leased office space in Agoura Hills, California. The lease in Agoura Hills, California currently expires in 1999. On February 13, 1996, the Company entered into an agreement with Animation Magazine to sublease the Agoura Hills office space, under terms and conditions identical to those contained in the Company's lease for the balance of the term of Fortune's lease. Fortune also assumed the term remaining on Animation Magazine's lease on its prior location for the period from March through October 1996. At its present location, Fortune occupies approximately 5,400 square feet of office space under a lease agreement with a term of 5 years. (See note 9 of notes to December 31, 1997 Financial Statements.)

COMPETITION

     The principal raw materials and resources necessary for the exploration for, and the acquisition, development, production and sale of, oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves, and knowledgeable personnel to conduct all phases of oil and gas operations. The Company must compete for such raw materials and resources with both major companies and independent oil and gas operators. Each of these resources is currently in high demand. Many of the companies with which Fortune competes for these resources are better equipped to acquire them. There is no assurance that the Company will be able to acquire any portion of these resources in a timely and economical manner.

EMPLOYEES

     As of December 31, 1997, the Company employed eight persons, all in management and administration. In addition, the Company utilizes the services of outside consultants in certain technical aspects of the Company's business. Fortune utilizes these consultants to aid in the evaluation of Company projects and to evaluate oil and gas assets for potential acquisitions. On February 5, 1996, the Company relocated its corporate headquarters to Houston, Texas and has adequate room for expansion at the new location in the event the Company chooses to hire additional experienced personnel to support its program of exploration and expansion.

GOVERNMENTAL REGULATION

     Environmental laws and regulations are having an increasing impact on Fortune's operations in nearly all the jurisdictions where it has production. Drilling activities and the production of oil and gas are subject to regulations under federal and state pollution control and environmental laws and regulations. It is impossible to predict the effect that additional environmental requirements may have on future earnings and operations, but it will continue to be necessary to incur costs in complying with these laws and regulations. Fortune spent approximately $3,000, $25,000, and $14,000 in environmental compliance costs in 1996, 1995 and 1994, respectively.

     The Company is not currently a party to any judicial or administrative proceedings that involve environmental regulations or requirements and believes that it is in substantial compliance with all applicable environmental regulations. The Company believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out the possibility.

     The Company has never had a material environmental problem, but if a property in which Fortune has an interest is found to be contaminated, the Company could be required to participate in a "clean up" program. Such a clean up, depending on its magnitude and the Company's ownership interest therein, could require undetermined amounts of capital and exceed the Company's ability to pay. The Company has obtained insurance against oil spills providing $11,000,000 of coverage with a $5,000 deductible for such hazards.

     The operations of oil and gas properties covered by leases in which the Company has or may acquire an interest will require compliance with spacing and other conservation rules of various state commissions and of the United States Geological Survey and the Bureau of Land Management with respect to federal oil and gas acreage. Further, production may be limited under state regulations for the prevention of waste. At the present time, the Company has no operations that are adversely affected by well permitting, spacing regulations or production limitations.

LEGAL PROCEEDINGS

     On March 26, 1996, Fortune was served with a lawsuit which had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune common stock in an offering in December 1995 under Regulation S of the Securities Act. Under the terms of the subscription agreement pursuant to which the plaintiff acquired his shares, he was entitled to receive additional shares of Fortune stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune vigorously contested this action, believing that the plaintiff either participated in a scheme to unlawfully manipulate the market price of the Common Stock or benefitted from such manipulation by others. On February 3, 1997, the plaintiff voluntarily dismissed the complaint without prejudice, and the court ordered the return to Fortune of shares of Common Stock that had been voluntarily placed in escrow by Fortune. Management does not anticipate that the action will be refiled.

     On April 16, 1996, Fortune was advised that two other buyers in the same offering had filed similar suits in Federal District Court in New York. Fortune responded to the suits, admitting that the stock price declined but alleged that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts and has also received leave of court to add third-party defendants whose actions, Fortune contends, furthered this market manipulation. Fortune intends to continue to vigorously defend against plaintiffs' actions and prosecute its own counterclaims. Discovery is continuing in these cases and a consolidated trial is expected in 1998.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                                            Director
       Executive Officer              Age     Since                       Title
---------------------------------     ---     ----   ------------------------------------------------
Tyrone J. Fairbanks..............      41     1991   President, Chief Executive Officer, and Director
Dean W. Drulias(2)...............      51     1990   Executive Vice President, General Counsel,
                                                       Corporate Secretary and Director
J. Michael Urban.................      44       --    Vice President, Chief Financial Officer and
                                                       Assistant Secretary
John L. Collins..................      53       --    Vice President of Investor Relations
Graham S. Folsom(1)..............      40     1992   Director
William T. Walker, Jr.(2)........      66     1993   Director
Barry Feiner(2)..................      63     1995   Director
Gary Gelman(1)...................      32     1995   Director
Daniel R. Shaughnessy(1).........      47     1997   Director


(1)  Member of Audit Committee
(2)  Member of Compensation Committee

     Tyrone J. Fairbanks serves as President and Chief Executive Officer of the Company. Mr. Fairbanks served as Vice President and Chief Financial Officer of the Company from January 1991 to June 1994. Prior to joining Fortune, Mr. Fairbanks served as President, Chief Executive Officer and Director of Fairbanks & Haas, Inc. from January 1990 to January 1991. Fairbanks & Haas, Inc. was an oil and gas exploration, production, acquisition and operations company located in Ventura, California. Mr. Fairbanks co-founded Fairbanks & Haas, Inc. and served in the capacity of Director and Executive Vice President from February 1987 to January 1990.

     Dean W. Drulias was hired effective October 16, 1996 as Executive Vice President and General Counsel. Prior to his employment by the Company, Mr. Drulias was a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, Los Angeles, California, which served as counsel to the Company since its incorporation in May 1987. He had practiced law in the Los Angeles area since 1977, specializing in the areas of energy, environmental and real property law. Mr. Drulias is a member of the State Bars of California and Texas.

     J. Michael Urban was hired effective March 11, 1996 as the Company's Vice President and Chief Financial Officer. Mr. Urban previously served as Vice-President, Finance with Norcen Explorer, Inc. ("Norcen"), a Houston based oil and gas company with operations primarily in the offshore Gulf of Mexico. Norcen is a wholly owned subsidiary of Norcen Energy Resources Limited, a Canadian public company. Mr. Urban had been with Norcen since March 1986. Mr. Urban is also a director of Community Bank, a private commercial bank located in the Houston area. Mr. Urban received his B.B.A. in Accounting from the University of Texas in 1976 and has been a Certified Public Accountant in the State of Texas since 1978.

     John L. Collins was hired effective May 30, 1995 as the Company's Vice President of Investor Relations. Mr. Collins formerly served as Vice President of Investor Relations with Texas Meridian Resources Corporation, a Texas based oil and gas company, a position he held from January 1991 until his resignation to join Fortune in May 1995. Mr. Collins became a registered representative in 1970 and spent approximately 20 years in the securities industry.

     Graham  S.  Folsom  has  served  as the Chief  Financial  Officer  of Klein
Ventures, Inc. since April 1987. Klein Ventures, Inc. is a diversified investment company. Mr. Folsom has been active in the oil investments of such company and its affiliates since 1987. Mr. Folsom has been licensed as a Certified Public Accountant in the State of California since 1982 and is responsible for all of the accounting and financial affairs of Klein Ventures and its affiliates. Mr. Folsom is chairman of the Company's Audit Committee.

     William T. Walker, Jr. founded Walker Associates, a corporate finance consulting firm for investment banking, in 1985 and has participated in or been instrumental in completing over $250 million in public and private offerings since its inception. He also serves on the board of directors of Go Video, Inc.
(AMEX) and Aviation Distributors, Inc. (NMS).

     Barry Feiner is a member of the Bar of the State of New York. He has practiced law in the State of New York since 1965. His practice concentrates on the areas of corporate and securities law. Prior to beginning private practice, Mr. Feiner served on the staff of the Securities and Exchange Commission. He is Chairman of the Company's Compensation Committee. Mr. Feiner also serves on the board of directors of Intile Design, Inc. Mr. Feiner represented the placement agent with respect to certain legal matters relating to the 1997 offering of the Convertible Subordinated Notes. Furthermore, Mr. Feiner serves as legal counsel to Mr. Blank, branch manager for the placement agent for the 1997 Notes offering and a beneficial owner of more than 5% of the Company's stock. (See "Item 13 - Certain Relationships and Related Transactions.")

     Gary Gelman has served as president of GAR-COR Holding Corporation, a real estate management and brokerage firm, since 1989. Mr. Gelman is a principal of and serves as a loan consultant for National Bank of New York City.

     Daniel R. Shaughnessy is a geologist and geophysicist. He is the founder and president of Interpretation3, a company that specializes in interpretation of 2D and 3D seismic data. His firm provides consultation services to Fortune. Prior to organizing Interpretation3, Mr. Shaughnessy served as a consultant with Interactive Exploration Solutions, Inc. (INXES) for approximately one year. For most of the period from 1980 through 1993, he worked for Mobil Oil, most recently as Exploration Supervisor in Louisiana. (See "Business and Properties -Strategy.")

Director Compensation

     The Company pays outside directors fees of $2,500 per quarter. Inside directors do not receive any compensation for serving as directors.

EXECUTIVE COMPENSATION

         The following table lists the total compensation paid by the Company to all of its executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation
                                                                ---------------------------------------
                                   Annual Compensation                      Awards            Payouts
                           -----------------------------------  ----------------------------  ---------
                                                                Restricted    Securities
                                                                   Stock      Underlying        LTIP       All Other
   Name and Principal              Salary    Bonus     Other1     Awards    Options/Warrants   Payouts   Compensation
      Position              Year    ($)       ($)       ($)        ($)           (#)            ($)         ($)
-------------------------  -----  --------  --------  --------  ----------  -------------     ---------  ------------
Tyrone J. Fairbanks        1996   150,000         -     20,934       -           80,000            -            3,000
President and CEO          1995   125,000    25,000          -       -          105,599            -                -
                           1994   102,500    15,000          -       -           78,900            -                -

Dean W. Drulias            1996    26,291       250          -       -           56,000 (2)        -            1,972
Executive Vice President

J. Michael Urban           1996    97,308         -          -       -           55,000 (3)        -            4,750
Chief Financial Officer

John L. Collins            1996    96,000     2,000          -       -           80,000            -            4,090
Vice President, Investor   1995    56,738     1,600          -       -           25,000 (4)        -                -
   Relations


(1) Amounts include automobile expenses and loan forgiveness, but are shown only if such amounts exceed 10% of the total annual salary and bonus.

(2) The figure shown reflects the issuance to Mr. Drulias of 20,000 stock purchase warrants exercisable at $2.75 per share (the market price of the Common Stock on October 16, 1996, the date of issue) and expiring on October 16, 2001.

(3) The figure shown reflects the issuance to Mr. Urban of 35,000 stock purchase warrants exercisable at $2.5625 per share (the market price of the Common Stock on March 11, 1996, the date of issue) and expiring on March 11, 2001.

(4) The figure shown reflects the issuance to Mr. Collins of 25,000 stock purchase warrants exercisable at $3.25 per share (the market price of the Common Stock on May 30, 1995, the date of issue) and expiring May 30, 2000.


     The following table lists the outstanding options held on December 31, 1996 by the Company's executive officers under Company's Stock Option Plans:

                  AGGREGATE OPTION EXERCISE IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                                   Number of         Value of Unexercised
                                                             Unexercised Options/    in-the-Money Options/
                                                              Warrants at FY-End      Warrants at FY-End
                       Shares Acquired                          Exercisable/              Exercisable/
       Name             on Exercise      Value Realized ($)   Unexercisable(1)           Unexercisable
-----------------------------------------------------------------------------------------------------------
Tyrone J. Fairbanks         -                   -                296,999 / 0                   -
Dean W. Drulias           6,575                 -                 82,400 / 0                   -
J. Michael Urban            -                   -                 55,000 / 0                   -
John L. Collins             -                   -                105,000 / 0                   -


(1) Includes stock purchase warrants reflected in the preceding table.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Tyrone J. Fairbanks, its President and Chief Executive Officer. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of this Agreement means a change in more than one-third of the Board of Directors following certain special events), Mr. Fairbanks is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. Mr. Fairbanks' agreement also provides for two (2) years of consulting services upon the completion of the primary term of his contract at forty percent (40%) of the last compensation thereunder. Mr. Fairbanks' current employment agreement provides for an annual salary of $160,000 and additional compensation, in an amount not to exceed his annual salary, based upon the increase in the value of the Company's stock. The term of Mr. Fairbanks' employment contract expires May 31, 2000, with a three-year evergreen provision. As part of the relocation of the Company's headquarters to Houston, Texas, Fortune provided Mr. Fairbanks with an incentive relocation package to facilitate his move and with various loans and other benefits. (See "Certain Relationships and Related Transactions")

     The Company has entered into an employment agreement with Dean W. Drulias, its Executive Vice President and General Counsel. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of this Agreement means a change in the majority of the Board of Directors following certain special events), Mr. Drulias is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. The agreement provides for an annual salary of $125,000. The term of Mr. Drulias' employment contract expires December 31, 1998.

STOCK OPTIONS

     Fortune has three Stock Option Plans. All existing plans cover officers and employees of the Company; those effective in 1993 and 1998 also provide for options for directors of the Company. Awards are made by the Board of Directors upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under the 1988 plan must be exercised within ten years of the date of grant or they are forfeited. Options granted under the 1993 and 1998 plans must be exercised within five years of the date of grant or they are forfeited.

     All options available under the 1988 plan have been granted, and no shares remain on which options may be granted. Options have been granted as follows:
(1) under the 1988 plan, options for 27,500 shares at $2.60 per share and (2) under the 1993 plan, options for 75,000 shares at $5.00 per share granted in 1993, options for 263,000 shares at $5.48 per share granted in 1994, options for 264,000 shares at $6.03 per share granted in 1995, options for 450,000 shares at $3.125 per share granted in 1996, and options for 595,000 shares at $3.00 per share granted in 1997. The exercise prices of all options granted in 1993, 1994 and 1995 were reduced to $2.75 on January 12, 1995. No shares have been granted to date under the 1998 plan.

     The following table shows the grants of stock options during 1996 to each of the executives named in the Summary Compensation Table.

                          OPTION/WARRANT GRANTS IN 1996

                                             Individual Grants
                      --------------------------------------------------------------
                        Number of    % of Total                                     Potential Realizable Value At
                       Securities     Options                                          Assumed Annual Rates Of
                      Underlying     Granted to                                       Stock Price Appreciation
                        Options     Employees in   Exercise or Base     Expiration        For Option Term
                                                                                      ------------------------
       Name            Granted(1)    Fiscal Year     Price ($/Sh)           Date         5%           10%
-------------------   --------      ------------   ----------------   --------------  ----------    ----------
Tyrone J. Fairbanks     80,000          12.7              3.125        April 5, 2001  $   69,072    $ 152,624
Dean W. Drulias         36,000           5.7              3.125        April 5, 2001      31,082       68,681
                        20,000(2)        3.2               2.75      October 6, 2001      15,180       33,578
J. Michael Urban        20,000           3.2              3.125        April 5, 2001      17,268       38,156
                        35,000(2)        5.6             2.5625       March 11, 2001      24,779       54,754
John L. Collins         80,000          12.7              3.125        April 5, 2001      69,072      152,624



(1) In addition, the following options were granted on February 14, 1997, at an exercise price of $3.00 per share: Tyrone J. Fairbanks, 120,000; Dean W. Drulias, 75,000; J. Michael Urban, 100,000; and John L. Collins, 92,000.

(2)  Warrants granted in 1996 in connection with commencement of employment.

     In the event of a change in control of the Company, the shares of Common Stock subject to options granted to all option holders under the Company's stock option plans will be issued to them without further action on their part or the payment of the exercise price for such shares.

RETIREMENT PLAN

     During 1996, the Company adopted the Fortune Petroleum Corporation 401(k) Profit Sharing Plan for its eligible employees. Under the plan, all employees on the Company's payroll as of November 1, 1996, and all employees hired after that date who have attained age 21 and three months of service, are permitted to make salary deferrals up to the lesser of 15% of their annual compensation or the maximum allowable by law. Salary deferrals will be matched 50% by the Company and are 100% vested after two years of service with the Company. Salary deferrals are 100% vested at all times. The Company does not make profit sharing contributions to the plan. Messrs. Drulias and Urban are the trustees of the plan.

     For 1997, the Company's matching contribution was $24,000, all of which was paid in shares of Common Stock. The amounts to be contributed to the plan as matching contributions for executives of the Company are shown in the Summary Compensation Table set forth above.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On October 14, 1997, Fortune commenced a private placement of up to $4.5 million of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes"). The private placement closed on December 1, 1997. An aggregate of $3,225,000 principal amount of Notes was sold, and the Company received $2,815,000 of net proceeds after offering expenses and commissions. The Notes were sold under a placement agreement with J. Robbins Securities, L.L.C. (the "Placement Agent"). The Placement Agent received a ten percent sales commission, a three percent non-accountable expense allowance, and warrants to purchase 89,583 shares of Common Stock. The warrants are exercisable over a five-year period at $3.60 per share. Barry W. Blank, a beneficial owner of more than five percent of the Company's Common Stock, is a branch manager for the Placement Agent and marketed substantially the entire private placement. As such, Mr. Blank earned approximately 50% of the fees and commissions paid to the Placement Agent for the Notes sold by him and 20% of the warrants to be issued to the Placement Agent. A trust established by and, under certain circumstances, for the benefit of Mr. Blank acquired $500,000 of the Notes and Mr. Blank's mother acquired $50,000 of Notes. Mr. Blank disclaims beneficial ownership of the Notes purchased by his mother. Barry Feiner, a director of the Company, acted as outside counsel for the Placement Agent in connection with the private placement and earned $32,250 in legal fees from the

Placement Agent. Mr. Feiner's wife acquired $50,000 in Notes for which Mr. Feiner disclaims beneficial ownership. Mr. Feiner recused himself from voting on all Company board of director matters associated with the private placement.

     Barry W. Blank is also the owner of 300,600 Old Public Warrants, which, if exercised, would entitle him to receive 432,113 shares of Common Stock. (See note 4 to "Principal Stockholders.") Certain of these warrants were acquired by Mr. Blank as the underwriters' representative in the 1993 public Unit offering. The balance of these warrants were acquired by Mr. Blank in open-market transactions since that time.

     As part of the relocation of Fortune's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 bearing interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996 provided Mr. Fairbanks is still employed by the Company or has been terminated by the Company without cause, and a secured recourse loan in the amount of $70,000, also bearing interest at the rate of 6% per annum, payable interest only for two years with a $35,000 principal payment due on each of the second and third anniversaries of the loan. (See "Management -- Employment Agreements").

     On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its Credit Facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. The loans were repaid out of the proceeds of the Company's public offering of Common Stock in 1995. Among the individuals who loaned funds to LEX were Mrs. William H. Forster, mother of William D. Forster, a principal of LEX and a principal stockholder and former director of Fortune, and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 170,000 shares and 170,000 warrants issued to LEX prior to the closing of the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan. As a result of its acquisition of LEX, Fortune was required, at the time the bridge loan was repaid, to accelerate the amortization of the value of the shares paid by LEX to the lenders in connection with the bridge loan in the amount of $150,000.

     In order to provide additional capital for development activities, in December 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The directors loaned $175,000 to the Company in the aggregate. $375,000 was obtained from Klein Ventures, Inc., and $200,000 was obtained from Jack Farber. (See "Principal Stockholders.") The Notes were unsecured, bore interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and were due six months from their respective dates of issue. The loans from each of the directors were repaid in full on December 21, 1995. Both the Klein Ventures, Inc. and Farber Notes permitted the holder to elect to exchange their Notes for shares of Common Stock at the price on the date the Notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of common stock for such purpose. Klein Ventures, Inc. and the Estate of Jack Farber exercised the option contained in their note agreements to convert the note to Fortune Common Stock. This option was not available to the directors.

     As additional consideration for making these loans, Klein Ventures, Inc. received 10,000 stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 stock purchase warrants with an exercise price of $1.875 per share. Klein Ventures, Inc. and the successors to Mr. Farber each exercised the warrants issued in connection with this transaction.

     During 1996, the law firm in which Dean Drulias was formerly a shareholder billed the Company a total of $152,000 for legal fees and costs. (See "Management - Directors and Executive Officers.")

     During 1996 and 1997, Fortune paid $45,000 and $182,000, respectively, for consulting services to Interpretation3, of which Daniel R. Shaughnessy is the owner and president. Mr. Shaughnessy was elected to the Company's board of directors in January 1997. (See "Management - Directors and Executive Officers.")

     All of the foregoing transactions between the Company and members of management or principal stockholders were, and any future transactions will be, on terms no less favorable to the Company than those which could be obtained from unaffiliated third parties. In addition, no future transaction will be entered into between the Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

LIMITED LIABILITY OF DIRECTORS

     In accordance with the Delaware General Corporation Law, the Company has included a provision in its Certificate of Incorporation to limit the personal liability of its directors for violations of their fiduciary duties. The provision eliminates such directors' liability to the Company or its stockholders for monetary damages, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which any director derived an improper personal benefit.

     This provision protects the Company's directors against personal liability for monetary damages arising from breaches of their duty of care. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders and for the specific matters set forth above, as well as for violations of the federal securities laws. The provision has no effect on the availability of equitable remedies such as injunction or rescission.
Additionally, these provisions do not protect a director from activities undertaken in any capacity other than that of director.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Such indemnification applies to any threatened, pending or contemplated suit or proceeding arising by reason of such person acting as an officer or director of the Company or its affiliates.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             PRINCIPAL STOCKHOLDERS

     The following table contains information at December 31, 1997, as to all persons who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the common stock of the Company and of all officers and directors.

                                                          Amount and Nature          Percent
                 Name                                 Of Beneficial Ownership        Of Class
-------------------------------------------------     -----------------------     -------------
Barry Blank
  5353 N. 16th St., Phoenix, AZ(1)                          1,067,687                  8.1%
William D. Forster
  237 Park Ave, New York, NY (2)(3)                           715,000                  5.7%
BSR Investments, Inc.
  Paris, France(2)(4)                                         715,000                  5.7%
Klein Ventures, Inc.
  1307 E. Pine St., Lodi, CA(5)                               640,017                  5.2%
Tyrone J. Fairbanks (Director, President and CEO)
  515 W. Greens Rd., Houston, TX(6)                           431,521                  3.4%
John L. Collins (Vice President)
  515 W. Greens Rd., Houston TX(6)                            288,467                  2.3%
William T. Walker, Jr. (Director)
  515 W. Greens Rd., Houston TX(6)                            227,278                  1.8%
Dean W. Drulias (Director, Executive Vice President,
  General Counsel and Corporate Secretary)
  515 W. Greens Rd., Houston, TX(6)                           183,841                  1.5%
J. Michael Urban (Vice President and CFO)
  515 W. Greens Rd., Houston, TX(6)                           173,701                  1.4%
Graham S. Folsom (Director)
  515 W. Greens Rd., Houston, TX(6)(7)                        134,751                  1.1%
Gary Gelman (Director)
  515 W. Greens Rd., Houston, TX(6)                            94,083                   *
Barry Feiner (Director)
  515 W. Greens Rd., Houston, TX(6)(8)                         90,493                   *
Daniel R. Shaughnessy (Director)
  515 W. Greens Rd., Houston, TX(6)                            34,900                   *
All Officers and Directors
as a group of nine (9) persons                              1,659,035                 12.3%
                                                            =========                 ====

*  indicates less than 1%.

(1) Includes 90,000 shares of Common Stock and an additional 777,687 shares of Common Stock which underlie 541,000 Old Public Warrants held by Mr. Blank and exercisable at $3.75 per warrant and 200,000 shares of Common Stock underlying 200,000 stock purchase warrants, exercisable at $2.40 per share, issued to the underwriters of the Company's 1995 Equity Offering, which Mr. Blank acquired from Coleman & Company Securities, Inc. Mr. Blank is a Vice President of and registered representative with J. Robbins Securities, L.L.C.

(2) Mr. Forster and BSR are the record holders of these shares issued in connection with the Company's acquisition of Lagniappe Exploration, Inc. in 1995. Ensign Financial Group Limited claims a one-third interest in such shares and the stock purchase warrants issued in the acquisition, a claim which is being contested by Forster and BSR. In light of this dispute, the Company is unable to state the beneficial ownership of such shares and warrants. Ensign has filed suit in New York state court; if its position is upheld and it is awarded one-third of the securities issued in that acquisition, to the best of the Company's knowledge, the ownership, including shares underlying the stock purchase warrants and other securities noted in footnotes (3) and (4), would be as follows:


                                                       Amount and Nature of       Percent
                                                       Beneficial Ownership       of Class
                                                       --------------------       --------
           Ensign Financial Group Limited, NY, NY             800,000                6.3%
           William D. Forster, New York, NY                   315,000                2.5%
           BSR Investments, Inc., Paris, France               315,000                2.5%


(3) Includes 515,000 shares of Common Stock underlying stock purchase warrants exercisable at $4.75 per share and expiring April 2000.

(4) Includes 515,000 shares of Common Stock underlying stock purchase warrants exercisable at $4.75 per share and expiring April 2000. Based on information provided to the Company by BSR, voting and dispositive power is exercised by Samyr Souki, the president of BSR.

(5) Klein Ventures, Inc. is owned by Mr. Bud Klein. The number of shares shown includes 138,888 shares underlying stock purchase warrants issued in a 1992 acquisition and 115,000 shares underlying 80,000 Old Public Warrants acquired in the Company's 1993 public equity offering exercisable at $3.75 per warrant. The number shown also includes an aggregate of 88,629 shares of stock owned by Klein Bros. Holdings, Ltd. Each record owner possesses sole voting and disposition power over such shares, and Klein Ventures, Inc. and Mr. Bud Klein disclaim beneficial ownership of shares owned by Klein Bros. Holdings, Ltd. which is owned by Klein Ventures, Inc. and five of Mr. Klein's children and relatives. However, Klein Ventures, Inc., Klein Bros. Holdings, Ltd. and Bud Klein may be considered a "group" under regulations of the Commission.

(6) Includes 406,999 shares issuable to Mr. Fairbanks upon the exercise of stock options granted to him under the Company's various stock option plans, exercisable at prices of $2.75 to $3.125 per share, and 3,080 shares held by the trustees of the Company's 401(k) plan for the benefit of Mr. Fairbanks; an aggregate of 799,700 shares issuable upon exercise of stock options granted to other officers and directors under the Company's various stock option plans, exercisable at prices of $2.75 to $3.125 per share; 88,289 shares issuable upon exercise of common stock purchase warrants (at $4.41 per warrant) and 22,264 shares issuable upon exercise of 3,600 warrants (at $11.14 each for 3.3097 shares of Common Stock and two Old Public Warrants exercisable at $3.75 each for 1.4375 shares) issued in connection with the Company's 1993 equity offering to William T. Walker, Jr. prior to his becoming a director of the Company; 25,000 shares issuable upon the exercise of common stock purchase warrants (at $3.25 per share) issued to John L. Collins on May 30, 1995, and 3,467 shares held by the trustees of the Company's 401(k) plan for the benefit of Mr. Collins; 35,000 shares issuable upon the exercise of common stock purchase warrants (at $2.5625 per share) issued to J. Michael Urban on March 11, 1996 and 3,701 shares held by the trustees of the Company's 401(k) plan for the benefit of Mr. Urban; and 20,000 shares issuable upon the exercise of common stock purchase warrants (at $2.75 per share) issued to Dean W. Drulias on October 16, 1996 and 2,600 shares held by the trustees of the Company's 401(k) plan for the benefit of Mr. Drulias.

(7) Includes 7,187 shares issuable upon exercise of 5,000 Old Public Warrants (at $3.75 per warrant).

(8) All shares shown are owned by Mrs. Barry Feiner, wife of Barry Feiner; Mr. Feiner disclaims beneficial ownership of all such shares. The number shown includes 14,375 shares issuable upon exercise of 10,000 Old Public Warrants (at $3.75 per warrant).

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     The Old Public Warrants were sold by the Company to the public in connection with the Company's 1993 public Unit offering. The purpose of the Exchange Offer is to permit the existing warrantholders to have the opportunity to continue to exercise warrants to acquire stock in the Company while mitigating the potential for arbitrage between the Old Public Warrants and the Common Stock.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD PUBLIC WARRANTS

     Following the expiration of the Exchange Offer, holders of Old Public Warrants not tendered will expire on September 28, 1998. All of the New Warrants will expire September 28, 1999 unless exercised sooner.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange each Old Public Warrant to purchase 1.4375 shares of Common Stock for one New Warrant to purchase 1.4375 shares of Common Stock. The Company will accept for exchange any and all Old Public Warrants that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Old Public Warrants may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon tender for exchange of any minimum number of Old Public Warrants. Holders of Old Public Warrants may tender less than all of the Old Public Warrants held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Public Warrants (or so indicate pursuant to the procedures for book-entry transfer).

     As of the date of this Prospectus, there are 1,917,000 Old Public Warrants outstanding. Up to an additional 63,000 Old Public Warrants may be issued upon exercise of the Unit Purchase Warrants granted to the representative of the underwriters in connection with the 1993 public Unit offering. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on January 29, 1998, as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a holder of the Old Public Warrants (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining holders of the Old Public Warrants entitled to participate in the Exchange Offer.

     The Company shall be deemed to have accepted validly tendered Old Public Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Public Warrants and for the purposes of receiving the New Warrants from the Company.

     If any tendered Old Public Warrants are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Public Warrants will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The Expiration Date shall be March 31, 1998 at 5:00 p.m., New York City time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 10:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Public Warrants, (ii) to extend the Exchange Offer, (iii) to terminate the Exchange Offer, by giving oral or written notice of such delay, extension, or termination to the Exchange Agent, and (iv) to amend the terms of the Exchange Offer in any manner. If the Exchange

Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Old Public Warrants. Modifications of the Exchange Offer, including, but not limited to extension of the period during which the Exchange Offer is open may require that at least five business days remain in the Exchange Offer.

CONDITIONS OF THE EXCHANGE OFFER

     The Exchange Offer is conditioned upon the declaration by the Commission of the effectiveness of the Registration Statement of which this Prospectus constitutes a part.

PROCEDURES FOR TENDERING OLD PUBLIC WARRANTS

     The tender of a holder's Old Public Warrants as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Public Warrants for exchange pursuant to the Exchange Offer must transmit such Old Public Warrants, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth under "The Exchange Offer - The Exchange Agent; Assistance," below, prior to 5:00 p.m., New York City time, on the Expiration Date. THE METHOD OF DELIVERY OF OLD PUBLIC WARRANTS, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION, EXPENSE, AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, THE COMPANY RECOMMENDS THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, THE HOLDER MAY USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Public Warrants by causing DTC to transfer such Old Public Warrants into the Exchange Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, a Letter of Transmittal need not be transmitted to the Exchange Agent, provided that the book-entry transfer procedure must be complied with prior to 5:00 p.m., New York City time, on the Expiration Date.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Public Warrants surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Public Warrants who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (ii) by an Eligible Institution (as defined). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Old Public Warrants, the Old Public Warrants surrendered for exchange must either
(i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a stock power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Public Warrants means any person in whose name the Old Public Warrants are registered on the books of the Registrar.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Public Warrants tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Public Warrants not properly tendered and to reject any Old Public Warrants the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Public Warrants either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Public Warrants in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Public Warrants for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Public Warrants for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Public Warrants will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     Any beneficial owner of the Old Public Warrants (a "Beneficial Owner") whose Old Public Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Public Warrants in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Old Public Warrants, make appropriate arrangements to register ownership of the Old Public Warrants in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

     By tendering, each registered holder will represent to the Company that, among other things (i) the New Warrants to be acquired in connection with the Exchange Offer by the holder and each Beneficial Owner of the Old Public Warrants are being acquired by the holder and each Beneficial Owner in the ordinary course of business of the holder and each Beneficial Owner, (ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Warrants, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the New Warrants must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Warrants acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters that are discussed herein under "Resales of New Warrants," (iv) that if the holder is a broker-dealer that acquired Old Public Warrants as a result of market making or other trading activities, it will deliver a prospectus in connection with any resale of New Warrants acquired in the Exchange Offer, (v) the holder and each Beneficial Owner understand that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission, and (vi) neither the holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Public Warrants and (i) whose Old Public Warrants are not immediately available or (ii) who cannot deliver their Old Public Warrants or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Public Warrants according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Old Public Warrants, and the principal amount of tendered Old Public Warrants, stating that the tender is being made thereby and guaranteeing that, within four (4) business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Public Warrants, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Public Warrants in proper form for transfer (or confirmation of a book-entry transfer of such Old Public Warrants into the Exchange Agent's account at DTC) must be received by the Exchange Agent within four (4) business days after the Expiration Date. Any Holder who wishes to tender Old Public Warrants pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Public Warrants prior to 5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF OLD PUBLIC WARRANTS FOR EXCHANGE; DELIVERY OF NEW WARRANTS

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Public Warrants that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Warrants issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Public Warrants. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Public Warrants, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of New Warrants for Old Public Warrants that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Public Warrants, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Old Public Warrants into the Exchange Agent's account at DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Public Warrants are not accepted for any reason, such unaccepted Old Public Warrants will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Old Public Warrants may be withdrawn by delivery of a written notice to the Exchange Agent, at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Public Warrants to be withdrawn (the "Depositor"), (ii) identify the Old Public Warrants to be withdrawn (including the certificate number or numbers and principal amount of such Old Public Warrants, as applicable), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Public Warrants were tendered (including any required signature guarantees) or be accompanied by a stock power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Public Warrants are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Public Warrants so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Public Warrants which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Old Public Warrants may be retendered by following one of the procedures described under "The Exchange Offer Procedures for Tendering Old Public Warrants" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

     U. S. Stock Transfer Corporation is the Exchange Agent. All tendered Old Public Warrants, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

           BY HAND, REGISTERED OR CERTIFIED MAIL OR OVERNIGHT COURIER:

                         U.S. STOCK TRANSFER CORPORATION
                               1745 GARDENA AVENUE
                                  SECOND FLOOR
                             GLENDALE, CA 91204-2991
                      ATTENTION: JIM HUNTER, VICE PRESIDENT

                          By Facsimile: (818) 502-1737
                      Confirm by Telephone: (818) 502-1404

FEES AND EXPENSES

     All expenses incident to the Company's consummation of the Exchange Offer will be borne by the Company, including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for the New Warrants and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of independent certified public accountants, and (vi) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties).

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Public Warrants pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Public Warrants pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The New Warrants will be recorded at the same carrying value as the Old Public Warrants, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The costs of the Exchange Offer, estimated to be $28,000, will be charged to the Company's capital in excess of par value, thereby reducing the Company's capitalization by the amount of the costs.

RESALES OF THE NEW WARRANTS

     The Company believes that the (i) New Warrants issued pursuant to the Exchange Offer to a holder in exchange for Old Public Warrants, subject to the Company's prior written approval, and (ii) Common Stock issued upon exercise of any of the New Warrants, may be offered for resale, resold and otherwise transferred by such holder (other than a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Warrants in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Warrants.

     It is expected that the New Warrants will be transferable by the holders thereof, only upon compliance with the limitations described in the immediately preceding paragraph. Sales of New Warrants acquired in the Exchange Offer by holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitations on resale under Rule 144 of the Securities Act. Such persons will only be entitled to sell New Warrants in compliance with the volume limitations set forth in Rule 144, and sales of New Warrants by affiliates will be subject to certain Rule 144 requirements as to the manner of sale, notice and the availability of current public information regarding the Company. The foregoing is a summary only of Rule 144 as it may apply to affiliates of the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their Warrants.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Set forth below is a discussion of certain federal income tax consequences to persons exchanging Warrants pursuant to this offering. This discussion summarizes the opinion of Looper, Reed, Mark & McGraw Incorporated, Houston, Texas, delivered to the Company in connection with this Exchange Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder (final and proposed) and published revenue rulings, revenue procedures, and other pronouncements of the Internal Revenue Service ("IRS") in effect at the date hereof. This discussion does not take into account possible changes in judicial or administrative rulings, some of which may have retroactive effect. The discussion sets forth the material tax consequences to investors in this offering but does not purport to deal with persons who purchase the New Warrants subsequent to this offering or with all aspects of federal taxation (or with any aspect of state, local, or foreign taxation) that may be relevant to investors in light of their personal investment circumstances. Certain investors (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF EXCHANGING, HOLDING, AND DISPOSING OF THE WARRANTS.

     Under Section 1001 of the Code, the transfer of a capital asset is treated as a taxable sale or exchange, unless an otherwise applicable exception in the Code accords the transfer tax-free status. There is no specific exception in the Code applicable to an exchange of warrants which would preclude such an exchange from being taxable under Section 1001 of the Code. Therefore, it is likely the IRS will treat the Exchange of Old Public Warrants for New Warrants (the "Exchange") as a taxable exchange under Section 1001 of the Code. If the Internal Revenue Service treated the Exchange as taxable, such treatment was sustained by the courts, and the Old Public Warrants constitute a capital asset of an exchanging Old Public Warrants holder, the exchanging Old Public Warrants holder would recognize capital gain or loss on the Exchange equal to the difference between the fair market value of the New Warrants received and the exchanging holder's tax basis in the Old Public Warrants exchanged. Such capital gain or loss would be subject to capital gains taxation at various rates depending upon, among other things, the applicable marginal rate of federal income tax of such holder and the length of time the exchanged Old Public
Warrants were held by the exchanging holder prior to the Exchange. If the exchange of the Old Public Warrants is a taxable transaction, the Company cannot make any representation with respect to the value of the New Warrants or the gain or loss that may be realized or recognized by an exchanging Warrant holder in the Exchange. Nevertheless, the value of such New Warrants received in the Exchange may be speculative due to a variety of factors, including the lack of an existing market for the New Warrants, restrictions on the New Warrants transferability, and lack of protection against dilution from certain issuances of Common Stock or other securities below current market value, all as described elsewhere in this Registration Statement.

     Several remote possibilities exist under which the Exchange of the Old Public Warrants could be viewed as non-taxable. First, final regulations recently issued under Code Sections 354, 355 and 356 (the "Reorganization
Warrants Regulations") will, after March 9, 1998, allow warrants, options and similar instruments to be exchanged tax-free in connection with corporate "reorganizations" under Code Section 368. Under the Reorganization Warrant Regulations such instruments are to be treated as "securities" under Sections 354, 355, and 356 of the Code, resulting in tax-free exchange treatment if such exchange is completed in a "reorganization." Although not entirely clear under the Reorganization Warrant Regulations, it appears likely the IRS would take the position that the Exchange of Old Public Warrants for New Warrants would not qualify as a "reorganization" within the meaning of Section 368 of the Code because the Exchange lacks the requisite concurrent transfer, exchange, or issuance of common or other equity in the Company. As such, it is highly unlikely that the Reorganization Warrant Regulations would make the subject Exchange tax-free to the Old Public Warrant holders.

     Second, the Exchange could be viewed by analogy as similar to the modification of a "debt instrument" under Treasury Regulations Section 1.1001-3 (the "Debt Modification Regulations"). Under these regulations, if a modification of a debt instrument is regarded as de minimis, the modification is not realized or recognized as a taxable exchange of the debt under Section 1001 of the Code. If the Exchange of the Old Public Warrants could be characterized as a "modification" of the terms of the Old Public Warrants under the principles of the Debt Modification Regulations, the modification would likely be regarded as de minimis and would not be considered a taxable exchange. Notwithstanding this analogy, because the Debt Modification Regulations expressly apply only to obligations characterized as "debt" under the Code, holders of the Old Public Warrants, which would not qualify as "debt" under the Code, should not rely on the analogous application of the Debt Modification Regulations to characterize the Exchange as tax-free on their individual tax returns.

     DUE TO THE UNCERTAINTY OF THE FEDERAL INCOME TAX TREATMENT OF THE EXCHANGE, EACH INVESTOR IS STRONGLY URGED TO CONSULT HIS OR HER PERSONAL TAX ADVISOR CONCERNING TAXATION OF THE EXCHANGE OF THE OLD PUBLIC WARRANTS.




                      (this space left blank intentionally)

                            DESCRIPTION OF SECURITIES

COMMON AND PREFERRED STOCK

     The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The  Company's   Certificate  of  Incorporation,   as  amended,   currently
authorizes 40,000,000 shares of Common Stock, $.01 par value and 2,000,000 shares of preferred stock, $1.00 par value. Of this total, 12,129,167 shares of Common Stock were issued and outstanding as of January 30, 1998. An additional 4,513,665 shares of Common Stock were issuable upon exercise of options and private warrants outstanding at January 30, 1998. No preferred stock is currently outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and upon liquidation are entitled to share ratably in any distribution to stockholders. All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, including the election of directors. In keeping with stockholder democracy rights, Fortune's Certificate of Incorporation permits the stockholders to remove any director or the entire board of directors, with or without cause, upon a vote of a majority of the outstanding shares.

     All issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable. Holders of the Common Stock do not have pre-emptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into shares.

     Additionally, under Section 145 of the Delaware General Corporation Law, the Company has availed itself of the provisions permitting the limitation of liability through the indemnification of officers, directors, employees and agents of Delaware corporations. (See "Certain Relationships and Related
Transactions - Limited Liability of Directors" and "- Indemnification of Officers and Directors.")

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the Preferred Stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders.

     The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, or could adversely affect the rights and powers, including voting rights, of holders of Common Stock.

     The existence of the Preferred Stock, and the power of the Board of Directors of the Company to set its terms and issue a series of Preferred Stock at any time without stockholder approval, could have certain anti-takeover effects. These effects include that of making the Company a less attractive target for a "hostile" takeover bid or rendering more difficult or discouraging the making of a merger proposal, assumption of control through the acquisition of a large block of Common Stock or removal of incumbent management, even if such actions could be beneficial to the stockholders of the Company.

WARRANTS

     The Company has issued various Common Stock private purchase warrants from time to time.

Old Public Warrants

     The Company currently has outstanding the Old Public Warrants which were issued in connection with a 1993 public offering. The Old Public Warrants issued to the public are listed on the AMEX and expire September 28, 1998.

     Each Old Public Warrant originally entitled the holder to purchase one share of Common Stock at a price of $3.75 per share. The Old Public Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations and certain issuances below the current market value of the Common Stock. As a result of the operation of these provisions, the Old Public Warrants have been adjusted so that the holder is entitled to purchase 1.4375 shares for an effective purchase price of approximately $2.61 per share. The exercise price of each Old Public Warrant remains $3.75 per warrant. The Old Public Warrants are redeemable by the Company, at $.05 per Public Warrant, upon 30 days' notice, if the closing price per share of the Common Stock for 20 consecutive trading days within the 30-day period preceding the date notice of redemption is given equals or exceeds $5.50 per share. In the event the Company gives notice of its intention to redeem, a holder would be forced to exercise his or her Old Public Warrants within 30 days of the notice of redemption or accept the redemption price. (See "Risk Factors Risks Associated with Investment in the Common Stock - Shares Eligible for Future Sale.")

     The Old Public Warrants were issued in registered form under a warrant agreement between the Company and U.S. Stock Transfer, as warrant agent. The shares of Common Stock underlying the Old Public Warrants, when issued upon exercise of a Old Public Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise. The Company is not required to issue fractional shares upon the exercise of a Old Public Warrant. The holder of a Public Warrant does not possess any rights as a stockholder of the Company until such holder exercises the Old Public Warrant.

Representatives' Warrants

     The Company currently has outstanding the Representatives' Warrants which were issued to the representative of the underwriters in connection with the 1993 public Unit offering. The Representatives' Warrants are not listed on the AMEX and expire September 28, 1998.

     Each Representatives' Warrant originally entitled the holder to purchase a unit (the "Unit") consisting of two shares of Common Stock and two Old Public Warrants at a price of $11.14 per Unit. The Representatives' Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations and certain issuances below the current market value of the Common Stock. As a result of the operation of these provisions, the Representatives' Warrants have been adjusted so that the holder is entitled to purchase 3.3097 shares of Common Stock and two Old Public Warrants for an aggregate purchase price of $11.14 per Unit. The
Representatives' Warrants are redeemable by the Company, at $.05 per Representatives' Warrant, upon 30 days' notice, if the closing price per share of the Common Stock for 20 consecutive trading days within the 30-day period preceding the date notice of redemption is given equals or exceeds $5.50 per share. In the event the Company gives notice of its intention to redeem, a holder would be forced to exercise his or her Representatives' Warrants within 30 days of the notice of redemption or accept the redemption price. (See "Risk Factors - Risks Associated with Investment in the Common Stock - Shares Eligible for Future Sale.")

     The Representatives' Warrants were issued in registered form under a warrant agreement between the Company and U.S. Stock Transfer, as warrant agent. The shares of Common Stock underlying the Representatives' Warrants, when issued upon exercise of a Representatives' Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise. The Company is not required to issue fractional shares upon the exercise of a Representatives' Warrant. The holder of a Representatives' Warrant does not possess any rights as a stockholder of the Company until such holder exercises the Representatives' Warrant.

New Warrants

     The Company's Board of Directors has authorized the issuance in the Exchange Offer of the New Warrants to be exchanged for the Old Public Warrants. The New Warrants will not be listed on the AMEX or any other exchange or otherwise admitted for trading privileges and expire September 28, 1999. The New Warrants may only be transferred upon the prior written consent of the Company.

     Upon successful completion of the Exchange Offer, one New Warrant exercisable for 1.4375 shares of Common Stock will be issued for each of the Old Public Warrants tendered, exercisable for the same number of shares of Common Stock at an initial exercise price of approximately $2.61 per share. The New Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. The New Warrants do not contain the provisions contained in the Old Public Warrants providing the holders of such warrants protection against dilution from certain issuances of Common Stock or other securities below the current market value. The New Warrants are redeemable by the Company, at $.05 per New Warrant, upon 30 days' notice, if the closing price per share of the Common Stock for 20 consecutive trading days within the 30-day period preceding the date notice of redemption is given equals or exceeds $5.50 per share. In the event the Company gives notice of its intention to redeem, a holder would be forced to exercise his or her New Warrant within 30 days of the notice of redemption or accept the redemption price. (See "Risk Factors Risks Associated with Investment in the Common Stock - Shares Eligible for Future Sale.")

     The New Warrants will be issued in registered form under a warrant agreement between the Company and U.S. Stock Transfer, as warrant agent. The shares of Common Stock underlying the New Warrants, when issued upon exercise of a New Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise. The Company is not required to issue fractional shares upon the exercise of a Public Warrant. The holder of a New Warrant does not possess any rights as a stockholder of the Company until such holder exercises the New Warrant.

Debenture Exchange Warrants

     On February 26, 1997, the Company closed an offer to exchange shares of Common Stock and Common Stock purchase warrants (the "Debenture Exchange Warrants") for the Debentures. Exchange Warrants to purchase 174,250 shares of Common Stock were issued. Such Exchange Warrants are not listed on the AMEX. All Debentures not exchanged were repaid on December 5, 1997.

     Each Debenture Exchange Warrant, which expires December 2, 1999, entitles the holder to purchase one share of Common Stock. One-half of the Debenture Exchange Warrants received by exchanging Debenture holders have an exercise price equal to the $4.00 per share and one-half have an exercise price of $5.00 per share. The Debenture Exchange Warrants are callable by the Company, at $.05 per Debenture Exchange Warrant, upon 30 days notice, at any time after the closing price per share of the Common Stock for ten consecutive trading days equals or exceeds $6.00 per share. In the event the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Debenture Exchange Warrant within 30 days of the notice of redemption or accept the redemption price.

     The Debenture Exchange Warrants were issued in registered form under a warrant agreement between the Company and the warrant holders. The shares of Common Stock underlying the Debenture Exchange Warrants, when issued upon exercise of a Debenture Exchange Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise. The Company is not required to issue fractional shares upon the exercise of a Debenture Exchange Warrant. The holder of a Debenture Exchange Warrant does not possess any rights as a stockholder of the Company until such holder exercises the Exchange Warrant.

Other Warrants

     The Company has also issued various other warrants to purchase shares of Common Stock from time to time. The holders of such warrants have the right to purchase up to 3,000,205 shares of Common Stock at prices ranging from $2.40 to $5.00 and with expiration dates ranging from February 1998 to October 2001.

Notes

     In December 1997, the Company closed its private placement of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes"). An aggregate of $3,225,000 principal amount of Notes was sold. The Notes are convertible into the Company's Common Stock at a conversion price of $3.00 per share, subject to adjustment. The Notes are convertible by the holders after May 1, 1999, subject to a one-time option by the holders to convert at a lower conversion price prior to that date in the event that the Company issues shares of Common Stock at a price below the conversion price. The Notes are redeemable by the Company after May 1, 1999, at a premium that reduces monthly from 10% to zero over an 18-month period. Any such premium redemption is waived in the event that the Company's Common Stock price averages at least $4.50 per share for 30 consecutive trading days. The holders of the Notes will be entitled to receive additional shares upon conversion in the event that the Company's Common Stock price averages less than the conversion price for a certain period prior to May 1, 1999. The Notes are subordinate to all of the Company's secured debt, including the credit facility with Credit Lyonnais. The Notes bear interest at a rate of 12% per year, payable quarterly.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California. The co-transfer agent and co-registrar for such securities is Registrar and Transfer Company, Cranford, New Jersey.

CERTAIN ANTI-TAKEOVER DEVICES

     Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 2,000 or more persons. In general, Section 203 prevents an "interested stockholder" (defined generally as any person owning, or who is an affiliate or associate of the corporation and has owned in the preceding three years, 15% or more of a corporation's outstanding voting stock and affiliates and associates of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (1) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company.

     The Commission has indicated that the use of authorized unissued shares of voting stock could have an anti-takeover effect. In such case, various specific disclosures to the stockholders are required. Any business combination, as that term is used in Section 203, would be reviewed by the Company's Board of Directors solely for its impact on the Company.

     The Company has in place a shareholder rights plan which is designed to distribute preferred stock purchase rights to holders of Common Stock in the event a person acquires beneficial ownership of fifteen percent or more of the Company's stock or commences a tender offer which would result in ownership of fifteen percent or more of such Common Stock. The plan, which expires February 28, 2007, provides for the issuance of a fraction of a share of a new series of junior preferred stock of the Company for each outstanding share of the Company's stock. Depending on the circumstances, such new preferred stock will enable the holders to either buy additional shares of the Company at a discount or buy an interest in any acquiring entity.

                                  LEGAL MATTERS

     The legality of the New Warrants and Common Stock or warrants issuable thereunder will be passed upon for the Company by Boyer, Ewing & Harris Incorporated, Houston, Texas.


                                     EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996, financial statements refers to a change from the successful efforts method to the full cost method of accounting for oil and gas properties.

     The information appearing herein with respect to net proved oil and gas reserves of the Company at December 31, 1994, 1995 and 1996, was estimated by Huddleston & Co., Inc., independent petroleum engineers, and at December 31, 1994 was estimated in part by Sherwin D. Yoelin, independent petroleum engineer, and is included herein on the authority of such engineers as experts in petroleum engineering.

     The discussion of "Certain Federal Income Tax Considerations" included herein has been passed upon or the company by Looper, Reed, Mark & McGraw, Incorporated, Houston, Texas.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1025, Judiciary Plaza Building, 450 Fifth St., N.W., Washington, D.C. 20549. In addition, reports and other information concerning the Company can be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881, on which the Common Stock and the Old Public Warrants are listed.

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement.

                          GLOSSARY OF OIL AND GAS TERMS


AMI.                "AMI" means Area of Mutual Interest.

BBL. "Bbl" means barrel. "Mbbl" means thousand barrels. "MMBbl" means million barrels.

BCF.                "Bcf" means billion cubic feet.

BOPD. "BOPD" means barrels of oil (or condensate) per day of production.

FARMOUT. "Farmout" means an agreement pursuant to which an owner of a working interest sells a portion of its working interest in an exploration well or prospect in exchange for either a payment of previously incurred costs or an agreement to pay a disproportionate share of future exploration costs. If the exploration project is unsuccessful, the working interest farmed out in this manner commonly reverts to the seller.

GROSS ACRES         "Gross Acres or Wells" are the total acres or wells,  as the
  OR WELLS.         case may be,  in which an  entity  has an  interest,  either directly or through an affiliate.

MCF. "Mcf" means thousand cubic feet. "Mmcf" means million cubic feet. Natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

MCFD.               "MCFD" means Mcf of gas per day of gas production.

MCFE. "MCFE" means thousand cubic feet of gas equivalent, which is determined using the ratio of one Bbl of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that one Bbl of oil is referred to as six Mcf equivalent or "MCFE." "MMCFE" means Million cubic feet of gas
                    equivalent.   "BCFE"  means   billion   cubic  feet  of  gas
                    equivalent.

NET ACRES OR WELLS. A party's "Net Acres" or "Net Wells" are calculated by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.

NET REVENUE         "Net  Revenue  Interest"  reflects  the  percentage  of  net
  INTEREST.         revenues  generated by operating  activities  on a property, exclusive of any royalty or overriding royalty interests which may burden that property.

OVERRIDING          "Overriding  Royalty  Interest" is the right to share in the
  ROYALTY INTEREST  gross revenues  generated by a producing  property,  free of any costs of exploration, acquisition, development, or operation, and free of all risks in connection therewith.

PAYOUT. "Payout" refers to the point in time when initial working interest owners recover a defined portion of acquisition, exploration, development, and lease operating expenses from the revenues generated by a property or well.

PRODUCING           "Producing  Reserves" are Proved Developed Reserves expected
  PROPERTIES        to be produced from existing  completion  intervals now open
  OR RESERVES.      for production in existing wells. A "Producing  Property" is a property to which Producing Reserves have been assigned by an independent petroleum engineer.

PROVED DEVELOPED    "Proved Developed  Non-Producing Reserves" (PDNP) are Proved
  NON-PRODUCING     Developed  Reserves that are  recoverable  from zones behind
  RESERVES.         cemented   casing  in  existing  wells  which  will  require
                    additional completion work or a future recompletion prior to the start of production. The cost of making such reserves available for production is insignificant relative to the volume of reserves expected to be recovered from the planned recompletion programs. The PDNP reserves are supported by actual production performance from wells completed in the same reservoir elsewhere in the local area.

PROVED DEVELOPED    "Proved Developed  Producing  Reserves" are Proved Developed
  PRODUCING         Reserves that are recoverable  from completion  intervals in
  RESERVES.         existing  wells  that  are  currently  open  and  delivering commercial volumes of hydrocarbons to market.

PROVED DEVELOPED    "Proved Developed Reserves" are Proved Reserves which can be
  RESERVES.         expected  to  be  recovered   through  existing  wells  with
                    existing equipment and operating methods.

PROVED RESERVES.    "Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas  liquids  which  geological  and engineering data demonstrate with reasonable certainty to be
                    recoverable   in  future   years  from  known  oil  and  gas
                    reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED  "Proved Undeveloped  Reserves" are Proved Reserves which can
  RESERVES.         be  expected  to be  recovered  from new wells on  undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The offset units containing the proved-undeveloped reserves are reasonably certain of commercial production when drilled.

RESERVES.           "Reserves"  means crude oil and natural gas,  condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST.   A  "Royalty  Interest"  is an  interest  in an oil  and  gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

SEC METHOD.         The "SEC  Method"  is a method of  determining  the  present value of proved reserves.  Under the SEC method,  the future net revenues  from proved  reserves are  estimated  assuming
                    that  oil  and  gas  prices  and  production   costs  remain
                    constant.   The   resulting   stream  of  revenues  is  then
                    discounted at the rate of 10% per year to obtain a present value.

SHUT IN. "Shut in" refers to a well or wells which are capable of producing oil and/or gas, but which are not currently operational due to required repairs or prevailing economic conditions.

TRANSITION ZONE.    "Transition  Zone" is generally the area which may extend up to five miles on either side of a shallow water coastline.

UNDEVELOPED         "Undeveloped Acreage" is oil and gas acreage (including,  in
  ACREAGE.          applicable  instances,  rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

WORKING INTEREST.   A "Working  Interest" is the operating interest under an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith. If a party owns a "back-in" working interest, it has the right to acquire a portion of the working interest owned by another party upon the occurrence of a specified event, such as payout of the costs incurred by the other party in drilling a well or undertaking another operation on the property.

                          INDEX TO FINANCIAL STATEMENTS



                                                                   PAGE

Independent Auditors' Report - KPMG Peat Marwick LLP............    F-2

Balance Sheets - December 31, 1995 and December 31, 1996........    F-3

Statements of Operations for the years ended
   December 31, 1994, 1995 and 1996.............................    F-4

Statements of Stockholders' Equity for the years ended
  December 31, 1994, 1995 and 1996..............................    F-5

Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996..............................    F-6

Notes to Financial Statements...................................    F-7

Balance Sheets - September 30, 1997 (unaudited) and
  December 31, 1996 (audited)...................................   F-21

Statement of Operations for the nine months
  ended September 30, 1997 and 1996 (unaudited).................   F-22

Statements of Stockholders' Equity for the year
  ended December 31, 1996 and nine months
  ended September 30, 1997 (unaudited)..........................   F-23

Statements of Cash Flows for the nine months ended
  September 30, 1997 and 1996 (unaudited).......................   F-24

Notes to Financial Statements (unaudited).......................   F-25

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
Fortune Natural Resources Corporation:

     We have audited the financial statements of Fortune Natural Resources Corporation (formerly Fortune Petroleum Corporation) as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Natural Resources Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 2 to the financial Statements, the Company has given retroactive effect to the change in accounting for oil and gas properties from the successful efforts method to the full cost method.


/s/ KPMG PEAT MARWICK LLP
-------------------------

Houston, Texas
February 27, 1997

                      FORTUNE NATURAL RESOURCES CORPORATION
                                 BALANCE SHEETS

                                     ASSETS

                                                                                       December 31,
                                                                             ---------------------------
                                                                                  1995*         1996
                                                                             ------------    -----------
CURRENT ASSETS:
       Cash and cash equivalents ...............  ....................       $  1,888,000    $  2,174,000
       Accounts receivable ...........................................          1,035,000         695,000
       Oil and gas properties held for sale ..........................          1,180,000              --
       Prepaid expenses and oil inventory ............................            127,000          25,000
                                                                             ------------    ------------
       Total Current Assets ..........................................          4,230,000       2,894,000
                                                                             ------------    ------------
PROPERTY AND EQUIPMENT:
       Oil and gas properties, accounted for
         using the full cost method ..................................         20,864,000      23,079,000
       Automotive, office and other ..................................            227,000         375,000
                                                                             ------------    ------------
                                                                               21,091,000      23,454,000
       Less - accumulated depletion, depreciation
         and amortization ............................................        (10,922,000)    (12,545,000)
                                                                             ------------    ------------
                                                                               10,169,000      10,909,000
OTHER ASSETS:
       Materials, supplies and other .................................             62,000         188,000
       Bond issuance costs (net of accumulated amortization of
         $180,000 and $238,000 at December 31, 1995
         and 1996, respectively) .....................................            109,000          51,000
       Restricted cash ...............................................          3,230,000       2,293,000
                                                                             ------------    ------------
                                                                                3,401,000       2,532,000
                                                                             ------------    ------------

TOTAL ASSETS ..........................................................      $ 17,800,000    $ 16,335,000
                                                                             ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Current portion of long term debt...............................      $  3,208,000    $   2,253,000
       Accounts payable................................................           280,000           84,000
       Accrued expenses................................................            96,000           77,000
       Royalties and working interests payable.........................            94,000          103,000
       Accrued interest ...............................................           119,000          101,000
                                                                             ------------    -------------
       Total Current Liabilities.......................................        3,797,000         2,618,000
                                                                            ------------     -------------

LONG-TERM DEBT, net of current portion ................................        1,689,000           680,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
       Preferred stock, $1.00 par value:
       Authorized -- 2,000,000 shares
       Issued and outstanding -- None.................................                 -                 -
       Common stock, $.01 par value
         Authorized -- 40,000,000 shares
         Issued and outstanding -- 11,139,709 and 11,853,663 shares at
           December 31, 1995 and 1996, respectively...................           111,000           119,000
       Capital in excess of par value.................................        27,228,000        29,273,000
       Accumulated deficit............................................       (15,025,000)      (16,355,000)
                                                                             -----------     -------------

NET STOCKHOLDERS' EQUITY..............................................         12,314,000       13,037,000
                                                                             ------------    -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................       $ 17,800,000    $  16,335,000
                                                                             ============    =============

*Restated.
                       See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                            STATEMENTS OF OPERATIONS



                                                      For the Years Ended December 31,
                                               ------------------------------------------
                                                   1994*          1995*          1996
                                               ------------   ------------   ------------
REVENUES:
       Sales of oil and gas, net of royalties  $  3,339,000   $  2,959,000   $  3,825,000
       Other income .........................        58,000        184,000        215,000
                                               ------------   ------------   ------------

                                                  3,397,000      3,143,000      4,040,000
                                               ------------   ------------   ------------
OPERATING EXPENSES
       Production and operating .............     1,090,000      1,514,000      1,172,000
       Provision for depletion, depreciation
         and amortization ...................     1,708,000      1,816,000      1,623,000
       General and administrative ...........     1,020,000      1,212,000      1,924,000
       Executive severance ..................       225,000           --             --
       Corporate relocation .................          --             --          216,000
       Interest .............................       460,000        870,000        435,000
       Loss on sale of oil and gas properties          --        3,607,000           --
       Impairment to oil and gas properties .     3,347,000           --             --
                                               ------------   ------------   ------------
                                                  7,850,000      9,019,000      5,370,000
                                               ------------   ------------   ------------

LOSS BEFORE PROVISION FOR INCOME TAXES ......    (4,453,000)    (5,876,000)    (1,330,000)
PROVISION FOR INCOME TAXES ..................          --             --             --
                                               ------------   ------------   ------------

NET LOSS ....................................  $ (4,453,000)  $ (5,876,000)  $ (1,330,000)
                                               ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING .................     2,638,672      6,555,875     11,351,211
                                               ============   ============   ============

NET LOSS PER COMMON SHARE ...................  $      (1.69)  $      (0.90)  $      (0.12)
                                               ============   ============   ============


*Restated.



                       See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                       Capital in                        Stock-
                                                                        Common Stock    Excess of       Accumulated      holders'
                                                            Shares         Amount       Par Value        Deficit          Equity
                                                        ------------    ------------   ------------    ------------    ------------
BALANCE, December 31, 1993, as
  previously reported ...............................      2,633,471    $     26,000   $ 11,258,000    $ (4,671,000)   $  6,613,000
Cumulative effect of change in accounting
  principle, as retroactively applied ...............           --              --             --           (25,000)        (25,000)
                                                        ------------    ------------   ------------    ------------    ------------

BALANCE, December 31, 1993, as
  restated ..........................................      2,633,471    $     26,000   $ 11,258,000    $ (4,696,000)   $  6,588,000
                                                        ------------    ------------   ------------    ------------    ------------

Common stock returned
  to treasury .......................................            (80)           --           (2,000)           --            (2,000)
Adjustment to proceeds
  for 1993 public offering ..........................           --              --          (29,000)           --           (29,000)
Common stock issued for
  exercise of stock options .........................          4,688            --           12,000            --            12,000
Common stock issued for
  directors' fees ...................................          5,953            --           14,000            --            14,000
Net loss* ...........................................           --              --             --        (4,453,000)     (4,453,000)
                                                        ------------    ------------   ------------    ------------    ------------

BALANCE, December 31, 1994* .........................      2,644,032    $     26,000   $ 11,253,000    $ (9,149,000)   $  2,130,000
                                                        ============    ============   ============    ============    ============

Common stock returned
  to treasury .......................................            (12)           --             --              --              --
Common stock issued for
  exercise of stock options .........................        202,481           2,000        500,000            --           502,000
Common stock issued for
  directors fees ....................................         14,445            --           39,000            --            39,000
Common stock issued for
  stock offerings ...................................      6,569,117          65,000     11,729,000            --        11,794,000
Common stock issued for
  merger ............................................      1,200,000          12,000      2,480,000            --         2,492,000
Common stock and warrants issued
  for payment of investment
  banking services ..................................        100,000           2,000        263,000            --           265,000
Common stock issued for
  warrant conversion ................................        115,479           1,000        392,000            --           393,000
Common stock issued for
  note conversion ...................................        294,167           3,000        572,000            --           575,000
Net loss* ...........................................           --              --             --        (5,876,000)     (5,876,000)
                                                        ------------    ------------   ------------    ------------    ------------

BALANCE, December 31, 1995* .........................     11,139,709    $    111,000   $ 27,228,000    $(15,025,000)   $ 12,314,000
                                                        ============    ============   ============    ============    ============

Common stock issued for exercise
   of stock options .................................         46,150           1,000        114,000            --           115,000
Common stock issued for
   exercise of warrants .............................        255,638           3,000        813,000            --           816,000
Common stock issued for
   directors' fees ..................................          1,395            --            4,000            --             4,000
Common stock canceled and
   stock issuance cost ..............................         (1,227)           --          (31,000)           --           (31,000)
Common stock issued for
  stock offerings ...................................        412,000           4,000      1,145,000            --         1,149,000
Common stock returned to treasury ...................             (2)           --             --              --              --
Net loss ............................................           --              --             --        (1,330,000)     (1,330,000)
                                                        ------------    ------------   ------------    ------------    ------------

BALANCE, December 31, 1996 ..........................     11,853,663    $    119,000   $ 29,273,000    $(16,355,000)   $ 13,037,000
                                                        ============    ============   ============    ============    ============

*Restated.

                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                               For the Years Ended December 31,
                                                                         ------------------------------------------
                                                                             1994*          1995*          1996
                                                                         ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss ........................................................     (4,453,000)  $ (5,876,000)  $ (1,330,000)
     Adjustments to reconcile net loss
      to net cash provided by (used in) operating activities:
       Common stock issued for directors' fees,
           compensation and consulting fees ..........................         14,000         39,000          4,000
       Depletion, depreciation and amortization ......................      1,708,000      1,816,000      1,623,000
       Amortization of deferred financing cost .......................            --         172,000         74,000
       Impairment to oil and gas properties ..........................      3,347,000            --             --
       Loss on sale of oil and gas properties ........................            --       3,607,000            --
       Provision for executive severance .............................        225,000        (17,000)           --
       Non-cash compensation expense .................................            --             --          20,000
     Changes in assets and liabilities:
       Accounts receivable ...........................................         24,000       (485,000)       340,000
       Prepaids and oil inventory ....................................        (45,000)       (13,000)       102,000
       Accounts payable and accrued expenses .........................       (202,000)       (95,000)      (215,000)
       Payment of executive severance ................................        (66,000)      (111,000)           --
       Royalties and working interest payable ........................        (13,000)        41,000
                                                                                                              9,000
       Accrued interest ..............................................         31,000        (11,000)       (18,000)
       Materials, supplies and other .................................        (79,000)       189,000         (2,000)
                                                                         ------------   ------------   ------------


     Net cash provided by (used in) operating activities .............        491,000       (744,000)       607,000
                                                                         ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for oil and gas properties .........................     (4,265,000)    (5,654,000)    (3,232,000)
     (Increase) decrease in restricted cash ..........................            --      (3,230,000)       937,000
     Proceeds from sale of properties and equipment ..................          8,000            --       2,197,000
     Expenditures for other property and equipment ...................        (30,000)        16,000       (297,000)
                                                                         ------------   ------------   ------------
     Net cash used in investing activities ...........................     (4,287,000)    (8,868,000)      (395,000)
                                                                         ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt ........................      4,680,000           --              --
     Proceeds from notes to stockholders .............................        750,000           --              --
     Repayment of long term debt .....................................     (1,326,000)    (1,651,000)    (1,979,000)
     Proceeds from issuance of common stock ..........................         12,000     15,220,000      2,168,000
     Expenditures for offering costs .................................        (29,000)    (2,467,000)      (115,000)
     Common stock repurchase .........................................         (2,000)           --             --
                                                                         ------------   ------------   ------------
     Net cash provided by financing activities .......................      4,085,000     11,102,000         74,000
                                                                         ------------   ------------   ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS ............................        289,000      1,490,000        286,000
                                                                         ------------   ------------   ------------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .........................        109,000        398,000      1,888,000
                                                                         ------------   ------------   ------------

CASH AND CASH EQUIVALENTS, END OF YEAR ...............................   $    398,000   $  1,888,000   $  2,174,000
                                                                         ============   ============   ============

Supplemental information:
    Interest paid in cash ............................................  $    400,000    $    692,000   $    361,000
    Common stock issued or issuable as directors' fees ...............        14,000          39,000          4,000
    Common stock issued for payment of executive severance ...........          --            43,000           --
    Common stock issued to acquire LEX ...............................          --         2,492,000           --
    Common stock and warrants issued for payment of investment
      banking fees ...................................................          --           265,000           --
    Common stock issued for conversion of debt .......................          --           575,000           --
    Value of California assets transferred to oil and gas
      properties held for sale .......................................          --         1,180,000           --


*Restated.
                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


(1)    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fortune Natural Resources Corporation (formerly Fortune Petroleum Corporation) ("Fortune" or the "Company"), is an independent energy company engaged in the acquisition, production and exploration of oil and gas, primarily offshore Louisiana and the Texas and Louisiana Gulf Coast.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

     The  Company   considers  all  highly  liquid   instruments  with  original
maturities of three months or less to be cash equivalents.

Oil Inventory

     Oil inventory is stated at approximate fair market value. Market value is determined based on current well head price of oil less selling and delivery costs.

Property and Equipment

     During the fourth quarter of 1996, the Company changed its method of accounting for oil and gas operations from the successful efforts method to the full cost method (see note 2). Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas reserves, including non-productive costs, are capitalized as incurred. Internal overhead, which is directly identified with acquisition, exploration and development is capitalized. Such overhead has not been material through December 31, 1996.

     The capitalized costs of oil and gas properties are accumulated in cost centers on a country-by-country basis and are amortized using the unit-of-production method based on proved reserves. All of the Company's properties are located in the United States. Estimated future development and abandonment costs are included in the amortization base. Depreciation, depletion and amortization expense per equivalent MCF was $1.00, $1.22, and $1.14 for the years ended December 31, 1994, 1995, and 1996, respectively. Capitalized costs and estimated future development costs associated with unevaluated properties are excluded from amortization until the quantity of proved reserves attributable to the property has been determined or impairment has occurred. At December 31, 1994, 1995, and 1996, the Company excluded $1.0 million, $5.9 million, and $4.9 million, respectively, of capitalized costs from amortization. These costs will be included in the amortization base as the properties are evaluated.

     Dispositions of oil and gas properties are recorded as adjustments to capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. (See note 4 regarding the disposition of the California Properties.)

     The unamortized cost of oil and gas properties less related deferred income tax may not exceed an amount equal to the tax-effected net present value discounted at 10% of proved oil and gas reserves plus the lower of cost or estimated fair market value of unevaluated properties. To the extent the Company's unamortized cost of oil and gas properties exceeded the ceiling amount, a provision for additional depreciation, depletion and amortization would be required as an impairment reserve. During 1994, an impairment of $3.3 million was recorded.

     Automotive, office and other property and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated future service life of five years.

Materials and Supplies

     Materials and supplies are stated at the lower of identified actual cost or replacement cost.

Income Taxes

     The Company utilizes the asset and liability method for recognition of deferred tax assets and liabilities. Deferred taxes are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

Bond Issuance Costs

     Bond issuance costs are being amortized using the straight line method over the 5 year life of the related debt.

Stock Option Plans

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures to employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(2)    CHANGE IN ACCOUNTING PRINCIPLE

     During the fourth quarter of 1996, the Company changed its method of accounting for oil and gas operations from the successful efforts method to the full cost method. All prior years' financial statements presented herein have been restated to reflect the change.

     The cumulative effect of the change through December 31, 1993 was not significant. As a result of the change in accounting method, net loss for the year ended December 31, 1994 increased $1.5 million ($0.57 per share), and for the years ended December 31, 1995, and 1996 decreased $0.3 million ($0.05 per share) and $2.0 million ($0.18 per share) respectively. The cumulative effect through December 31, 1996 is to increase both net oil and gas property and shareholders' equity by $0.8 million.

     Management believes the full cost method of accounting is preferable because it will more accurately reflect the results of the Company's future operations. In connection with the Company's change in strategy from primarily an acquisition and production company to an exploration and production company, it is now focusing its efforts in a single geological basin, the Gulf Coast. The Company seeks to allocate its capital resources over a diversified portfolio of exploration and development projects within that basin. It seeks to achieve a balance between the risks of exploratory drilling and the return on investment by investing in projects with large potential. Dry holes and abandoned properties and projects are an inherent part of the exploration process. However, management believes that it is through disciplined, consistent application of this balanced portfolio strategy that the desired return on its entire investment will be achieved. Management believes that the full cost method of accounting is the method used by many independent oil and gas companies of comparable size to Fortune and allows investors to better measure the performance of the Company. Management further believes that advanced three dimensional seismic and computer-aided exploration technology has become a much more significant factor in the success of an exploration program than in the past. Management believes that expensing these costs when incurred, as is required under successful efforts, is inconsistent with the value they add to the exploration process.

(3)    RESTRICTED CASH

     Under the terms of the Company's exploration agreement with Zydeco Exploration, Inc., Fortune contributed $4.8 million in cash during 1995 for future lease acquisition and maintenance, seismic acquisition and seismic processing costs. At December 31, 1996, approximately $2.5 million had been expended, leaving $2.3 million of restricted cash available for future expenditures. The Company has joint signature authority with Zydeco on the bank account containing approximately one-half of these funds, has certain approval authority over the remainder of the funds and is the recipient of interest earned on all of the funds. (See note 4)

(4)   ACQUISITIONS AND DISPOSITION OF ASSETS

South Timbalier Block 76

     On December 11, 1995, Fortune acquired, for $2.2 million, a 16.67% working interest (12.5% net revenue interest) in a 5,000 acre producing oil and gas property offshore Louisiana from Petrofina, Inc. The property, South Timbalier Block 76 (and referred to herein as the "South Timbalier Block"), includes a producing well, drilling and production platform and transmission line. In connection with the acquisition, Fortune granted a third party the option, exercisable until March 11, 1996, to acquire a 4.167% working interest in the South Timbalier Block for $790,000 and the retention by Fortune of the option holder's deposit of $150,000. The option was exercised on March 8, 1996 for the $940,000 consideration discussed above, reducing the Company's interest in the block to a 12.5% working interest. The proceeds received on this sale were credited to oil and gas properties in 1996.

     The following pro forma unaudited results reflect the year ended December 31, 1995 as if the South Timbalier Block 76 acquisition had occurred, the option had been exercised, and the common stock issued in the acquisition of LEX was issued (See below and Note 10), as of January 1, 1995:

                                                   For the Year
                                                      Ended
                                                December 31, 1995
                                                -----------------

     Revenues...........................          $   4,451,000
                                                  =============
     Net Loss...........................          $  (5,316,000)
                                                  =============
     Net Loss Per Common Share..........          $       (0.59)
                                                  =============

Disposition of California Properties

     During 1995, the Company offered for sale all of its California properties. In December 1995, the Company entered into a purchase and sale agreement to sell all but one of its California properties to a private oil and gas producer group for a price of $840,000. The sale closed in February 1996, with an effective date of December 31, 1995. The sale of the Company's remaining California property closed in April 1996, with an effective date of December 1, 1995. The Company received net proceeds in this transaction of $300,000 after deducting closing adjustments, primarily consisting of net cash flow received by the Company between the effective date and the closing date. At December 31, 1995, the Company classified the $1.2 million of estimated net proceeds to be received from both of these transactions as oil and gas properties held for sale. The sale of these properties significantly altered the relationship between capitalized costs and proved reserves because the properties sold comprised approximately 53% of the Company's proved reserves at the time of the sales. Accordingly, the Company recognized a loss in 1995 of $3.6 million, which represents the excess of 53% of the oil and gas property balance subject to depreciation, depletion and amortization over the $1.2 million estimated net sales proceeds to be received from the sale of the properties. During 1994, 1995 and 1996 the operation of these properties did not have a significant impact on net income.

Lagniappe Exploration Corporation/Zydeco Exploration

     On May 12, 1995, Fortune acquired Lagniappe Exploration, Inc. ("LEX") which had previously entered into an exploration agreement with Zydeco. The Company acquired 100% of LEX in exchange for 1.2 million shares of Fortune Petroleum Common Stock and 1.2 million warrants. The acquisition has been recorded using the purchase method of accounting, effective May 12, 1995. The market value of the shares, when issued, was $2,572,000. At the time of the acquisition, the only material asset owned by LEX was its right to participate in the Zydeco exploration agreement in exchange for funding a budget of $4.8 million for leasehold acquisition and seismic costs. Subsequent to closing the acquisition, LEX was liquidated and its assets were merged into Fortune. Under the exploration agreement, Fortune has acquired a 50% interest in each of approximately 20 seismically defined oil and gas projects identified using advanced 3D and 2D seismic imaging, visualization and comprehensive well log analyses and has incurred $2.5 million of the $4.8 million budget. (See notes 3 and 10.)

     The Company does not currently expect to retain a working interest of more than 25%, except in certain circumstances, in wells drilled on the projects and intends to farmout its remaining interest to other oil companies. Fortune may retain larger or smaller working interests in certain projects depending upon capital availability and other factors. Under a farmout arrangement, the Company would be relieved of its obligation to pay, or could recover already paid, acquisition and exploration costs while generally retaining a smaller, and sometimes non-operating, interest in the prospect. The Company also has a right under the exploration agreement to farmout a portion or all of its interest in each prospect to Zydeco under a put arrangement in the exploration agreement. Zydeco has an identical right to farmout to Fortune. EnRe Corporation

     On June 24, 1994, the Company acquired a 25% interest in EnRe-1 LLC, a company formed to develop and explore for oil and gas lands held under certain Jicarilla Apache mineral development agreements in Rio Arriba County, New Mexico. The net acquisition price was $1,674,000, and the effective date of the transaction using the purchase method of accounting was June 1, 1994. As a result of the acquisition, the Company has effective non-operating working interests ranging from 21.5625% to 25% in approximately 50,000 producing, development and exploratory acres.

Laroco, LLP

     On February 8, 1994, the Company completed an acquisition of a 50% working interest in a 3,689 acre lease in the La Rosa Natural Gas Field in Refugio County, Texas from Brooklyn Union Exploration Company, Inc. for $760,000. The effective date of the transaction using the purchase method of accounting was February 1, 1994.

(5)  OIL AND GAS PROPERTIES AND OPERATIONS

     Capitalized costs relating to oil and gas producing activities and related accumulated depletion, depreciation and amortization at December 31, 1994, 1995 and 1996 were as follows:

                                                              1994          1995           1996
                                                         ------------   ------------   ------------
  Capitalized costs of oil and gas properties .........  $ 18,394,000   $ 20,864,000   $ 23,079,000

  Less accumulated depletion,
    depreciation and amortization .....................    (9,210,000)   (10,730,000)   (12,308,000)
                                                         ------------   ------------   ------------
                                                         $  9,184,000   $ 10,134,000   $ 10,771,000
                                                         ============   ============   ============



     Of the above capitalized costs, the amount representing unproved properties was $1.0 million, $5.9 million, and $5.5 million in 1994, 1995 and 1996, respectively.

     Costs incurred in oil and gas producing activities were as follows:

                                         1994            1995            1996
                                      ----------      ----------      ----------
Property acquisition
     Unproved ..................      $  755,000      $4,596,000      $   77,000
     Proved ....................       2,738,000       2,192,000            --
Exploration ....................         231,000         576,000       2,317,000
Development ....................         541,000         498,000         838,000
                                      ----------      ----------      ----------
                                      $4,265,000      $7,862,000      $3,232,000
                                      ==========      ==========      ==========

     The results of operations from oil and gas producing activities for the years ended December 31, 1994, 1995 and 1996, are as follows:

                                                       1994      1995      1996
                                                     -------   -------   -------
                                                           (in thousands)
Revenues from oil and gas producing activities:
   Sales to unaffiliated parties ..................  $ 3,339   $ 2,959   $ 3,825
                                                     -------   -------   -------

Production and other taxes ........................    1,090     1,514     1,172
Depreciation, depletion and amortization ..........    1,542     1,781     1,576
Loss on sale of oil and gas properties ............      --      3,607      --
Impairment to oil and gas reserves ................    3,347       --       --
                                                     -------   -------   -------

Total expenses ....................................    5,979     6,902     2,748
                                                     -------   -------   -------

Pretax loss from producing activities .............   (2,640)   (3,943)    1,077
Income tax (expense) benefit ......................     --        --        --
                                                     -------   -------   -------
Results of oil and gas producing activities
  (excluding corporate overhead and interest costs)  $(2,640)  $(3,943)  $ 1,077
                                                     =======   =======   =======

(6)  LONG TERM DEBT

     A summary of long-term debt follows:

                                                                                    December 31,
                                                                              ----------------------
                                                                                 1995        1996
                                                                              ----------  ----------
     Convertible  Subordinated  Debentures of $1,725,000
        (net of discount of $57,000 and $42,000 at December 31,
        1995 and 1996, respectively) due December 31, 1997,
        including interest of 10-1/2% per annum paid semi-annually .........  $1,668,000  $1,683,000
     Bank One credit facility due October 1, 1997 including
        interest at 1-1/2% over Bank One, Texas, NA's
         prime rate payable monthly ........................................   3,200,000   1,250,000
     Other debt with interest ranging from 0%
        to 9-1/4% per annum due through 1998 ...............................      29,000        --
                                                                              ----------  ----------
     Total long-term debt ..................................................   4,897,000   2,933,000
     Less current installments .............................................   3,208,000   2,253,000
                                                                              ----------  ----------
     Long-term debt, excluding current installments ........................  $1,689,000  $  680,000
                                                                              ==========  ==========


          The 10 1/2% Convertible Subordinated Debentures due December 31, 1997 bear an effective interest rate of 12.13% and are convertible into shares of the Company's Common Stock, after April 1, 1994, at a conversion price of $6.32 per share or 158 shares per Debenture. On February 26, 1997, the Company closed an Exchange Offer for these Debentures which resulted in $697,000 ($680,000 net of discount) principal amount of Debentures being converted to 218,858 shares of Common Stock. The Company also issued 174,250 Common Stock Warrants to the Debenture holders who exchanged their Debentures in connection with the Exchange Offer. The Common Stock Warrants are exercisable for a period of three years, one-half at $4.00 per share and one-half at $5.00 per share. Subsequent to the conversion, the remaining balance due on the Debentures at December 31, 1997 is $1,028,000. Furthermore, the Company will record a non-cash debt conversion expense of approximately $316,000 during the first quarter of 1997. The non-cash debt conversion expense represents the difference between the fair market value of all of the Common Stock, and Common Stock Warrants issued in connection with the Exchange Offer and the fair market value of the lower number of shares of Common Stock that could have been issued upon the conversion of the Debentures under the Indenture prior to the Exchange Offer. For purposes of calculating the non-cash debt conversion expense, the Company valued the 218,858 shares of Common Stock issued in connection with the Exchange Offer at $547,502 ($2.625 per share) based on the closing price of the Common Stock on the American Stock Exchange on February 26, 1997. The Company estimated the value of the Common Stock Warrants issued to the Debenture holders at $8,713 ($0.05 per warrant). As of December 31, 1996, the Company classified, as long term liabilities, the portion, net of discount, of the Debentures that were converted to common stock in the Exchange Offer.

     Under the Bank One, Texas, N.A. (the "Bank") credit facility, the Company has the ability to borrow amounts up to an available borrowing base as defined in the credit agreement. The amount the Company may borrow under the credit facility is determined by the borrowing base as calculated by the Bank semi-annually on the basis of the Company's oil and gas reserves. The credit facility contains various financial covenants, is secured by all of the Company's oil and gas producing properties and currently requires monthly principal payments of $75,000. At December 31, 1995, the Company was not in compliance with its cash flow coverage ratio covenant in the credit agreement. Under the terms of the credit agreement, the Bank has the right to demand repayment of the entire loan balance in the event of covenant defaults. The Company obtained a waiver of this covenant from the Bank as of December 31, 1995; however, the Company is not able to borrow additional amounts under the credit facility because the Bank has set the borrowing base equal to the loan balance, which declines by $75,000 per month. The Company has determined that it is in compliance with the cash flow coverage ratio for the quarter ended December 31, 1996. At February 18, 1997, the remaining balance owed on the credit facility was $1,100,000.

     All of the Company's debt that was not converted to Common Stock in the Debenture Exchange Offer is due in 1997.

(7)    INCOME TAXES

     No provision for income taxes was required for the years ended December 31, 1994, 1995 and 1996. Deferred taxes consist of the following:

                                                       1995           1996
                                                   -----------    -----------
      Deferred tax assets:
         Net operating loss carryforwards........  $ 2,976,000    $ 4,354,000
         Oil and Gas Properties difference
           in accumulated depletion..............    1,544,000        586,000
                                                   -----------    -----------
                                                     4,520,000      4,940,000
         Less valuation allowance (100%).........    4,520,000      4,940,000
                                                   -----------    -----------
         Net deferred taxes......................  $         -    $         -
                                                   ===========    ===========

     At December 31, 1996, the Company estimates it had cumulative net operating loss carryforwards for federal income tax purposes of $12.8 million which is significantly restricted under IRC Section 382 and which is available to offset future federal taxable income, if any, with various expirations through 2011. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

     The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate any corporate income tax through the year 2001. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

(8)    STOCK OFFERINGS

     In December 1996, the Company sold 412,000 shares of Common Stock at a price of $3.00 per share in a private placement. Net proceeds of approximately $1.1 million were received for the sale of these shares. In addition, the Company issued to the acquiring shareholders one Common Stock Warrant for every two Common Stock shares acquired. The 206,000 warrants are exercisable for a period of two years at a price of $3.50 per share.

     In June and July 1995, the Company sold 4.6 million shares of the Company's Common Stock at $2.00 per share in a public offering. Proceeds of approximately $8.1 million, net of offering fees and expenses were received from the sale of the shares.

     On December 15, 1995, the Company closed a private placement of 1,321,117 shares of Common Stock at a price of $3.22 per share. Net proceeds of approximately $3.3 million were received for the sale of these shares. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop below the purchase price during certain calculation periods. The Company's Common Stock price did fall to a level that would have required the Company to issue approximately 1,266,000 additional Common Stock shares to the purchasers; however, the Company is currently investigating certain alleged irregularities in the trading in its Common Stock and is uncertain whether it will be required to issue additional shares. (See note 9) In February 1995, the Company closed a previous private placement of 648,000 shares of Common Stock. The proceeds were used to fund the initial contribution to the Zydeco venture.

(9)  COMMITMENTS AND CONTINGENCIES

     The Company has an employment agreement with its President and Chief Executive Officer (the "CEO") that provides for an annual salary of $150,000 through December 31, 1997, and is subject to renewal upon expiration. Upon termination of the employment agreement, the CEO has a two-year consulting agreement at 40% of his annual salary. In the event of a termination of employment after a change of control, and under certain circumstances, the CEO is entitled to a lump sum payment of two years salary. The Company also has an employment agreement with its Executive Vice President and General Counsel that provides for an annual salary of $125,000 through December 31, 1998, and is subject to renewal upon expiration. In the event of a termination of employment after a change of control, and under certain circumstances, the Executive Vice President and General Counsel is also entitled to a lump sum payment of two years salary.

     The Company leases certain office space under non-cancelable operating leases. Rental expense under the office lease for the years ended December 31, 1994, 1995 and 1996 was $45,000, $53,000 and $75,000, respectively.

     Minimum future lease payments under the non-cancelable operating leases are as follows:


     Year ending December 31,

            1997........................................  $   84,000
            1998........................................      84,000
            1999........................................      84,000
            2000........................................      84,000
            2001........................................      35,000
                                                          ----------
                                                          $  371,000


     On June 13, 1996, the lawsuit between Fortune and EnRe was settled with an agreement by each party to drop all of their respective claims. On March 14, 1995, Fortune was served with the lawsuit, filed in the District Court of Bexar County, Texas by EnRe Corporation, in which EnRe, as operator of the Company's New Mexico properties at that time, sought recovery of approximately $438,000 allegedly owed by Fortune for the drilling of certain wells on such properties. On March 24, 1995, Fortune answered EnRe's lawsuit and filed a counterclaim against EnRe for an indeterminable amount for damages suffered by Fortune for EnRe's actions in operating the New Mexico properties. On March 30, 1995, a partial settlement was reached as to payment by Fortune of undisputed well development costs in the amount of $174,499 in exchange for EnRe's cooperation in complying with provisions of the operating agreement to report operating information to Fortune on a timely basis.

     In July 1996, the Company received invoices from AMPOLEX (USA), Inc., the current operator of the Company's New Mexico properties, billing Fortune for $232,805 of outstanding accounts receivable attributable to two other working interest owners in the properties which the operator failed to collect from such owners. The Company has reviewed this matter and does not believe that it owes any portion of such amounts.

     On March 26, 1996, Fortune was served with a lawsuit which had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune Common Stock in an offering in December 1995 under Regulation S. Under the terms of the subscription agreement pursuant to which the plaintiff acquired his shares, he was entitled to receive additional shares of Fortune stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune vigorously contested this action, believing that the plaintiff either participated in a scheme to unlawfully manipulate the market price of the Common Stock or benefited from such manipulation by others. On February 3, 1997, the plaintiff voluntarily dismissed the complaint without prejudice, and the court ordered the return to Fortune of shares of Common Stock which had been voluntarily placed in escrow by Fortune. Management does not anticipate that the action will be refiled.

     On April 16, 1996, Fortune was advised that similar suits had been filed in Federal District Court in New York by two other buyers in the same offering. Fortune responded to the suits, admitting that the stock price declined but alleging that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts. Fortune intends to continue to vigorously defend the remaining litigation.

(10)  RELATED PARTY TRANSACTIONS

     As part of the relocation of Fortune's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 bearing interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996, provided Mr. Fairbanks is still employed by the Company or has been terminated by the Company without cause, and a secured recourse loan in the amount of $70,000 also bearing interest at the rate of 6% per annum, payable interest only for two years with a $35,000 principal payment due on the second anniversary of the loan and all remaining principal and interest due on the third anniversary of the loan. The Company also extended the term of Mr. Fairbanks' employment contract through December 31, 1997.

     In connection with the acquisition of LEX, Fortune paid William D. Forster and BSR Investments, the LEX stockholders, an aggregate of 1,200,000 shares of Common Stock and 1,200,000 five year stock purchase warrants exercisable at $4.75 per share. One-third of such shares and warrants were placed in escrow pending the resolution of a dispute which has arisen among the former LEX stockholders and others regarding who is entitled to the shares of Common Stock and stock purchase warrants issued by Fortune at the closing of the LEX acquisition.

     On May 11, 1995, Baytree Associates, Inc. (Baytree) and Ensign commenced litigation in the Supreme Court of New York against Forster, BSR, Souki (the son of Samyr Souki, president of BSR), LEX and Fortune seeking to enjoin the closing of the LEX acquisition by Fortune on the grounds that Ensign was entitled to a one-third interest in the proceeds of the transaction, namely the Common Stock and warrants to be issued by Fortune. On May 22, 1995, the New York court granted the Company's motion for summary judgment and dismissed Fortune and LEX from the suit with prejudice based on an agreement of all parties. Forster, BSR and Souki are now the only remaining defendants in the action.

     On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its credit facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. The loans were repaid out of the proceeds of the Company's June 1995 Common Stock offering. Among the individuals who loaned funds to LEX were Mrs. William H. Forster, mother of William D. Forster, a principal of LEX and principal stockholder and formerly a director of Fortune, and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 1,200,000 shares and 1,200,000 warrants issued to LEX in conjunction with the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan.

     In order to provide additional capital for development activities, on December 19 and 20, 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The directors loaned $175,000 to the Company in the aggregate; $375,000 was obtained from Klein Ventures, Inc.; and $200,000 was obtained from Jack Farber. The notes were unsecured, bearing interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and the notes were due six months from their respective dates of issue.

     Both the Klein Ventures, Inc. and Farber notes permitted the holder to elect to exchange their notes for shares of Common Stock at the price on the date the notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of Common Stock for such purpose. On or about June 30, 1995, the estate of Mr. Farber converted its note into 106,667 shares of Common Stock. As additional consideration for making the loan, Klein Ventures, Inc. received 10,000 stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 stock purchase warrants with an exercise price of $1.875 per share. The Company also agreed to name two individuals nominated by Mr. Farber to fill vacancies on the Board of Directors. Barry Feiner, Esq., who served as counsel to Mr. Farber prior to the latter's death on May 5, 1995 and to Barry Blank, another principal stockholder of the Company, and Mr. Gary Gelman, Mr. Farber's grandson, were elected to the Board of Directors in January 1995 pursuant to this agreement. Both Mr. Feiner and Mr. Gelman were re-elected to the board by the stockholders at the 1995 annual meeting.

     At maturity, on December 21, 1995, Klein Ventures, Inc. opted for conversion of its notes to Fortune Common Stock. The balance of the notes to the directors were repaid in full.

     No future transaction will be entered into between the Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

     In January 1995, Daniel E. Pasquini, the former president of the Company, agreed to a modification of a previous severance package. He accepted $85,000 in cash, the exercise price of 45,000 stock options held by him was reduced to $.575 per share and the Company issued him warrants to purchase 45,000 shares of common stock at $2.75 per share. Compensation expense related to this severance package was recognized in 1994.

     Until his employment by the Company effective October 16, 1996, Mr. Dean W. Drulias was a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, which has served as counsel to the Company since its incorporation in May 1987. Mr. Drulias has served as a director since 1990 and as Secretary since July 1994. During 1994, 1995 and 1996, his firm billed the Company a total of $110,000, $183,000 and $152,000, respectively, for legal fees and costs.

     On January 22, 1997, the Company's board of directors appointed Daniel R. Shaughnessy as a director of the Company. Mr. Shaughnessy is a petroleum geophysicist and geologist and is president and owner of Interpretation3, an integrated 3D geophysical interpretation company which does geological and geophysical consulting work for the Company. During 1995 and 1996, Mr. Shaughnessy's firm billed the Company a total of $1,500, and $45,000, respectively, for geological and geophysical consulting.

     As compensation to outside directors, the Company pays directors' fees of $2,500 per quarter. Inside directors do not receive such compensation.

(11) STOCKHOLDERS' EQUITY

     On January 20, 1995, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 shares to 40,000,000 and the number of authorized preferred shares from 100,000 to 2,000,000.

     Fortune has three non-compensatory Stock Option Plans. The plans cover all officers and employees of the Company. Three plans also provide for options for directors of the Company. Awards are made by the Board of Directors upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under the 1987 and 1988 plan must be exercised within ten years of the date of grant or are forfeited. Options granted under the 1993 plan must be exercised within five years of the date of grant or they are forfeited. The Company's 1991 Stock Option Plan terminated in 1996 with all options having been granted.

     The Company follows the intrinsic value method for stock options granted to employees. In October 1995, the FASB issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has not adopted the fair value method for stock-based compensation plans which is an optional provision of FAS 123. Accordingly, no compensation expense has been recognized for its stock based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under FAS 123, the Company's net loss and loss per share would have been increased by approximately $0.1 million ($0.02 per share) and $0.5 million ($0.03 per share) for 1995 and 1996, respectively. The fair value of the options granted during 1996 is estimated as $1.11 per common stock option on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, volatility of 65%, risk-free interest rate of 6.14%, assumed forfeiture rate of 5%, and an expected life of 2.5 years. For the purposes of calculating estimated 1995 compensation expense, the following assumptions were used: dividend yield of 0%, volatility of 65%, risk-free interest rate of 7.80% assumed forfeiture rate of 5%, and an expected life of 2.5 years.

       Stock option transactions were:

                                                             Weighted Average
                                        Common Stock       Of Exercise Price of
                                   Options Exercisable(a)   Shares Under Plans
                                   ---------------------   ---------------------

 Balance, December 31, 1993..........     54,438                $   2.69
 Granted.............................    356,000                    2.71
 Exercised...........................     (4,688)                   2.60
 Forfeited...........................          -                       -
                                      ----------                --------
 Balance, December 31, 1994..........    405,750                    2.71
 Granted.............................    289,000                    2.46
 Exercised...........................   (202,481)                   2.26
 Forfeited...........................          -                       -
                                      ----------                --------
 Balance, December 31, 1995..........    492,269                    2.75
 Granted.............................    505,000                    3.07
 Exercised...........................    (46,150)                   2.47
 Forfeited...........................    (16,410)                   2.75
                                      ----------                --------
 Balance, December 31, 1996..........    934,709                $   2.93
                                      ==========                ========




(a) Table includes 80,000 Common Stock warrants which were issued to employees in 1995 and 1996 in lieu of Common Stock options.

     All options are immediately exercisable upon grant. At December 31, 1996, the Company had 16,400 Common Stock options available for grant under the 1993 Stock Option Plan. All options under all other plans have been granted. In January 1995, the Company reduced the exercise price on 45,000 common stock options held by Daniel E. Pasquini, the former president of the Company, from $2.75 per share to $0.58 per share. (See note 10.) On January 12, 1995, the prices of the options granted in 1991, 1993, 1994, and 1995 were reduced from $6.00, $5.00, $5.48, and $6.03 per share, respectively, to $2.75 per share for all optionholders who were employees of the Company on that date. Such price reduction is reflected in the year the options were originally granted in the above table.

     The following table summarizes information concerning currently outstanding and exercisable options:


                                   Options Outstanding and Exercisable
                       ------------------------------------------------------
                                               Weighted
                                               Average             Weighted
     Range of                                 Remaining             Average
     Exercise              Number           Contractual            Exercise
       Price            Outstanding            Life                 Price
  ---------------      ------------      ---------------        -------------

  $2.60 to $3.13          934,709           3.5 years               $2.93


     At December 31, 1996 the Company's outstanding warrants to purchase Common Stock consisted of (d):



       Number of Warrants      Exercise Price        Expiration Date
       ------------------      --------------        ---------------
            45,000             $  1.88 - 2.40            1/15/97
           150,000             $  4.63 - 6.00           12/11/97
            45,000             $         3.00            2/15/98
            75,000             $         2.68            8/29/98
           138,888             $         3.89            9/28/98
            64,015             $         4.41            9/28/98 (a)
         1,982,750             $         3.75            9/28/98 (b)
            31,500             $        11.14           10/05/98 (c)
           206,000             $         3.50            12/3/98
            35,000             $         2.75            1/06/00
         1,200,000             $         4.75            5/12/00
           400,000             $         2.40            6/25/00
           100,000             $         4.75            8/01/00
            60,000             $         3.63            9/06/00
            30,000             $         2.44            8/29/01
       -----------
         4,563,153


(a)  Warrants permit the holder to purchase 88,289 total shares of Common Stock.

(b) Warrants permit the holders to purchase 2,841,610 total shares of Common Stock.

(c) Each warrant permits the holder to purchase 3.3 shares of Common Stock plus two stock purchase warrants, expiring September 28, 1998. Each stock purchase warrant permits the holder to purchase 1.43 additional share of Common Stock at an exercise price of $3.75.

(d) Table excludes warrants which have been issued to employees in lieu of stock options.

(12) MAJOR CUSTOMER

     The Company sold oil representing 54% of its oil production under contracts to one customer for the year ended December 31, 1996. 86% of the Company's gas production was sold to four customers (26%, 23%, 20% and 17%, respectively) for the year ended December 31, 1996.

     The Company sold oil representing 56% of its oil production under contracts to one customer for the year ended December 31, 1995. 71% of the Company's gas production was sold under contracts to three customers (29%, 26% and 16%, respectively) for the year ended December 31, 1995.

     The Company sold oil representing 72% of its oil production under contracts to one customer for the year ended December 31, 1994. 88% of the Company's gas production was sold to three customers (48%, 25% and 15%, respectively) for the year ended December 31, 1994.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, accounts receivable, accounts payable, debt and other financial assets and liabilities approximate their fair value.

(14)  RETIREMENT PLAN

     During 1996, the Company adopted the Fortune Natural Resources Corporation 401(k) Profit Sharing Plan for its eligible employees. Under the plan, all employees on the Company's payroll as of November 1, 1996, and all employees hired after that date who have attained age 21 and three months of service, are permitted to make salary deferrals up to the lesser of 15% of their annual compensation or $9,500. Salary deferrals will be matched 50% by the Company and are 100% vested after two years of service with the Company. Salary deferrals are 100% vested at all times. The Company does not make profit sharing contributions to the plan. For 1996, the Company's matching contribution was $14,000, all of which will be paid in shares of Common Stock.

(15) SUBSEQUENT EVENTS

     On February 26, 1997, the Company closed an Exchange Offer which resulted in a portion of its 10-1/2% Convertible Subordinated Debentures being converted into Common Stock and Common Stock Warrants. (See note 6.)

(16) UNAUDITED OIL AND GAS PRODUCING ACTIVITIES AND OIL AND GAS COST INFORMATION

     All of the Company's reserves are located within the United States. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

     For the year ended December 31, 1994, the oil and gas reserve estimates were reviewed by Huddleston & Co., Inc., ("Huddleston") Houston, Texas, independent petroleum engineers, and Sherwin D. Yoelin, independent petroleum engineer, and for the years ended December 31, 1995 and 1996, by Huddleston, in accordance with guidelines established by the Securities and Exchange Commission. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves," determined from such reserve data are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

Changes in Estimated Reserve Quantities

     The Company's net interests in estimated quantities of proved developed and undeveloped reserves of crude oil and natural gas at December 31, 1994, 1995, and 1996, and changes in such quantities during the years, 1994, 1995 and 1996, were as follows:


                                                      CRUDE OIL  (Barrels)
                                                 ----------------------------
                                                        (in  thousands)
                                                   Year      Year      Year
                                                   1994      1995      1996
                                                 --------  --------  --------
BEGINNING OF  PERIOD...........................       813     1,647       347
  Revisions  of  previous  estimates...........       866      (160)        6
  Extensions and discoveries...................         -         -       106
  Production...................................       (88)      (92)      (57)
  Purchase  of minerals  in  place.............        56       174         -
  Sales of minerals in place*..................         -    (1,222)     (153)
                                                 --------  --------  --------
END OF PERIOD..................................     1,647       347       249
                                                 ========  ========  ========
  Proved developed reserves
    Beginning of period........................       666       675       324
                                                 ========  ========  ========

    End of period..............................       675       324       160
                                                 ========  ========  ========


                                                       NATURAL GAS  (Mcf)
                                                 ----------------------------
                                                        (in  thousands)
                                                   Year      Year      Year
                                                   1994      1995      1996
                                                 --------  --------  --------
BEGINNING OF  PERIOD...........................     5,562     5,911     5,938
  Revisions  of  previous  estimates...........       533      (388)     (753)
  Extensions and discoveries...................         -         -        85
  Production...................................   ( 1,017)     (909)   (1,038
  Purchase  of minerals  in  place.............       833     2,934         -
  Sales of minerals in place*..................         -    (1,610)     (751)
                                                 --------  --------  --------
END OF PERIOD..................................     5,911     5,938     3,481
  Proved developed reserves                      ========  ========  ========
    Beginning of period........................     4,221     3,317     4,686
                                                 ========  ========  ========
    End of period..............................     3,317     4,686     1,749
                                                 ========  ========  ========


* During 1995, the Company's interests in its California properties, which were sold in February 1996, were transferred to oil and gas properties held for sale.

NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     This statement attempts to present future net cash flows related to proved oil and gas reserves without the subjectivity inherent in either direct estimation of market value or entity specific discounted net cash flow. This measure is not a measure of fair market value nor a measure of the present value of future cash flows, but rather a rough estimation of such.

     This measure should be responsive to some of the key variables that affect fair market value, such as changes in reserve quantities, selling prices, production costs and tax rates.

     The future net cash inflows are developed as follows:

(1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on period-end economic conditions.

(2)  The estimated  future  production of proved reserves is priced on the basis
     of  period-end   prices  except  for  fixed  and  determinable   escalation
     provisions in existing contracts.

(3) The resulting future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, based on period-end cost estimates.

(4) The resulting future net revenue streams are reduced to present value amounts by applying a 10 percent discount factor.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     Disclosure of the principal component of the standardized measure of discounted future net cash flows provides information concerning the factors involved in making the calculation. In addition, the disclosure of both undiscounted and discounted net flows provides a measure of comparing proved oil and gas reserves both with and without an estimate of production timing. The standardized measure of discounted future net cash flows relating to proved reserves reflects income taxes.

                                                     1994      1995      1996
                                                   --------  --------  --------
                                                          (in  thousands)
    Future  cash inflows.........................  $ 32,898   $ 19,531 $ 19,751
    Future   costs:
    Production...................................   (11,283)    (6,050)  (4,026)
    Development..................................    (5,683)      (881)  (1,613)
                                                  --------    --------  --------
    Future net inflows before income taxes.......    15,932     12,600   14,112
    Future income taxes..........................         -          -        -
    Future net cash flows........................    15,932     12,600   14,112
    10% discount factor..........................    (7,784)    (3,658)  (3,292)
                                                  --------    --------  --------
    Standardized measure of
      discounted net cash flows.................. $  8,148    $  8,942  $10,820
                                                  ========    ========  =======

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET
  CASH FLOWS FROM PROVEN RESERVE QUANTITIES

     This statement discloses the sources of changes in the standardized measure from period to period. The amount reported as "Net change in sales and transfer prices net of production costs" represents the approximate effect of increasing the evaluation of reserves proved in prior periods to reflect higher prices in effect in the following years. The "Accretion of discount" was computed by applying the 10 percent discount factor to the valuation of the proved reserves as of the beginning of the period before income tax effects. "Changes in estimated future development costs" arise from: (1) revisions of previous estimates for both development costs actually incurred in the current period and for development costs estimated to be incurred in succeeding periods and (2) new discoveries from which future development must be performed. The "Sales and transfers, net of production costs" are expressed in actual dollar amounts. "Revisions of quantity estimates" are expressed at period-end prices. The "Net change in income taxes" is computed as the change in present value of future income taxes. The "Changes in production rates (timing) and other" reflects all other changes, such as changes in timing, and includes the residual from estimation errors in computing other elements of change. The average gas prices received by the Company were $1.39, $2.32 and $4.04 per Mcf at year end 1994, 1995 and 1996, respectively. The average oil prices received by the Company were $14.62, $16.10 and $22.79 per Bbl at year end 1994, 1995 and 1996, respectively.
At February 26, 1997, the Company was receiving an average of approximately $2.96 per Mcf for its gas production and $20.62 per Bbl for its oil production. These current prices represent declines from December 1996 and January 1997 prices and the Company expects further price declines through the spring and summer of 1997.

                                                          1994      1995      1996
                                                         --------  --------  --------
                                                                (in thousands)
    Standardized Measure:
    Beginning of period..............................    $  8,554  $  8,148  $  8,942
    Increases (decreases):
    Sales and transfers, net of production costs.....      (2,249)   (1,445)   (2,653)
    Extensions and discoveries.......................           -         -     1,532
    Net change in sales and transfer prices,
      net of production costs........................      (1,635)      460     5,233
    Changes in estimated future development costs....      (4,315)      500      (332)
    Revisions  of  quantity  estimates...............       6,385      (871)   (1,473)
    Accretion of discount............................         855       814       894
    Net  change  in  income  taxes...................           -         -         -
    Purchases of reserves in  place..................       1,464     5,329         -
    Sales  of  reserves  in  place*..................           -    (3,024)   (1,612)
    Changes in production rates (timing) and  other..        (911)     (969)      289
                                                         --------  --------  --------
    Standardized Measure:
    End of period....................................    $  8,148  $  8,942  $ 10,820
                                                         ========  ========  ========

*During 1995, the Company's interests in its California properties, which were sold in February 1996, were transferred to oil and gas properties held for sale.

                      FORTUNE NATURAL RESOURCES CORPORATION
                                 BALANCE SHEETS

                                     ASSETS

                                                        September 30,  December 31,
                                                        ------------   ------------
                                                         (Unaudited)     (Audited)
CURRENT ASSETS:
     Cash and cash equivalents .......................  $  1,239,000   $  2,174,000
     Accounts receivable .............................       995,000        695,000
     Prepaid expenses ................................         7,000         25,000
                                                        ------------   ------------
         Total Current Assets ........................     2,241,000      2,894,000
                                                        ------------   ------------

PROPERTY AND EQUIPMENT:
     Oil and gas properties, accounted for
       using the full cost method ....................    26,290,000     23,079,000
     Office and other ................................       374,000        375,000
                                                        ------------   ------------
                                                          26,664,000     23,454,000
     Less -- accumulated depletion,
       depreciation and amortization .................   (17,343,000)   (12,545,000)
                                                        ------------   ------------
                                                           9,321,000     10,909,000
                                                        ------------   ------------
OTHER ASSETS:
     Materials, supplies and other ...................       111,000        188,000
     Debt issuance costs (net of accumulated
       amortization of $303,000 and $238,000 at
       September 30, 1997 and
       December 31, 1996, respectively) ..............       158,000         51,000
     Restricted cash .................................          --        2,293,000
                                                        ------------   ------------
                                                             269,000      2,532,000
                                                        ------------   ------------

TOTAL ASSETS .........................................  $ 11,831,000   $ 16,335,000
                                                        ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        September 30,  December 31,
                                                        ------------  ------------
                                                            1997          1996
CURRENT LIABILITIES:
     Current portion of long-term debt ...............  $  1,022,000  $  2,253,000
     Accounts payable ................................       498,000         84,000
     Accrued expenses ................................       375,000         77,000
     Royalties and working interests payable .........        51,000        103,000
     Accrued interest ................................        55,000        101,000
                                                        ------------   ------------
         Total Current Liabilities ...................     2,001,000      2,618,000
                                                        ------------   ------------

LONG-TERM DEBT,  net of current portion ..............       865,000        680,000
                                                        ------------   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
     Preferred stock, $1.00 par value:
         Authorized -- 2,000,000 shares
         Issued and outstanding -- None ..............          --             --
     Common stock, $.01 par value :
         Authorized -- 40,000,000 shares
         Issued and outstanding 12,128,752 and
         11,853,663 at September 30, 1997 and
         December 31, 1996, respectively .............       121,000        119,000
     Capital in excess of par value ..................    30,283,000     29,273,000
     Accumulated deficit .............................   (21,439,000)   (16,355,000)
                                                        ------------   ------------
NET STOCKHOLDERS' EQUITY .............................     8,965,000     13,037,000
                                                        ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........  $ 11,831,000   $ 16,335,000
                                                        ============   ============

                       See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION
                            STATEMENTS OF OPERATIONS


                                                          For the Nine Months Ended
                                                         September 30,  September 30,
                                                             1997           1996*
                                                         ------------   ------------
                                                                  (Unaudited)
REVENUES
     Sales of oil and gas, net of royalties ...........  $  2,870,000   $  2,830,000
     Other income .....................................       137,000        160,000
                                                         ------------   ------------
                                                            3,007,000      2,990,000
                                                         ------------   ------------

COSTS AND EXPENSES
     Production and operating .........................       940,000      1,000,000
     Provision for depletion, depreciation
       and amortization ...............................     1,609,000      1,079,000
     Impairment to oil and gas properties .............     3,200,000           --
     General and administrative .......................     1,481,000      1,418,000
     Office relocation and severance ..................          --          207,000
     Debt conversion expense ..........................       316,000           --
     Stock offering cost ..............................       323,000           --
     Interest .........................................       222,000        338,000
                                                         ------------   ------------
                                                            8,091,000      4,042,000
                                                         ------------   ------------

LOSS BEFORE PROVISION FOR INCOME TAXES ................    (5,084,000)    (1,052,000)
PROVISION FOR INCOME TAXES ............................          --             --
                                                         ------------   ------------

NET LOSS ..............................................  $ (5,084,000)  $ (1,052,000)
                                                         ============   ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING ...........................    12,074,959     11,284,701
                                                         ============   ============

NET LOSS PER COMMON SHARE .............................  $      (0.42)  $      (0.09)
                                                         ============   ============


*Restated

                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997


                                                                             Capital in
                                                      Common Stock           Excess of     Accumulated
                                                -------------------------
                                                  Shares         Amount      Par Value      Deficit          Net
                                                ----------   ------------  ------------   ------------   ------------
BALANCE, January 1, 1996* ..................    11,139,709   $    111,000  $ 27,228,000   $(15,025,000)  $ 12,314,000

Common stock issued for
    exercise of stock options ..............        46,150          1,000       114,000           --          115,000
Common stock issued for
    exercise of warrants ...................       255,638          3,000       813,000           --          816,000
Common stock issued for
    directors' fees ........................         1,395           --           4,000           --            4,000
Common stock canceled and
    stock issuance cost ....................        (1,227)          --         (31,000)          --          (31,000)
Common stock issued for
    stock offerings ........................       412,000          4,000     1,145,000           --        1,149,000
Common stock returned to treasury ..........            (2)          --            --             --             --
Net loss ...................................          --             --            --       (1,330,000)    (1,330,000)
                                              ------------   ------------  ------------   ------------   ------------

BALANCE, December 31, 1996 .................    11,853,663   $    119,000  $ 29,273,000   $(16,355,000)  $ 13,037,000
                                              ------------   ------------  ------------   ------------   ------------

Common stock issued for
    exercise of stock options ..............         6,400           --          18,000           --           18,000
Common stock issued for
    exercise of warrants ...................        45,000           --          89,000           --           89,000
Common stock issued in exchange
    for debentures, net of offering costs ..       218,858          2,000       889,000           --          891,000
Common stock contributed to
    Company 401(k) Plan ....................         4,835           --          14,000           --           14,000
Common stock returned to treasury ..........            (4)          --            --             --             --
Net loss ...................................          --             --            --       (5,084,000)    (5,084,000)
                                               ------------  ------------  ------------   ------------   ------------

BALANCE, September 30, 1997 (unaudited).....     12,128,752  $    121,000  $ 30,283,000   $(21,439,000)  $  8,965,000
                                               ============  ============  ============   ============   ============

*Restated

                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                                     For the Nine Months Ended
                                                                     --------------------------
                                                                     September 30, September 30,
                                                                         1997          1996*
                                                                     -----------   -----------
                                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss .....................................................  $(5,084,000)  $(1,052,000)
     Adjustments to reconcile net loss to net
       cash provided by operating activities:
         Common stock issued for directors' fees ..................         --           4,000
         Depletion, depreciation and amortization .................    1,609,000     1,079,000
         Non-cash compensation expense ............................       57,000          --
         Amortization of deferred financing cost ..................       62,000        56,000
         Impairment of oil and gas assets .........................    3,200,000          --
         Debt conversion expense ..................................      316,000          --
         Stock offering cost ......................................      323,000          --
     Changes in assets and liabilities:
         Accounts receivable ......................................     (300,000)      488,000
         Prepaids .................................................       18,000        65,000
         Accounts payable and accrued expenses ....................      713,000       (86,000)
         Royalties and working interest payable ...................      (52,000)      (74,000)
         Accrued interest .........................................      (46,000)      (62,000)
                                                                     -----------   -----------
     Net cash provided by operating activities ....................      816,000       418,000
                                                                     -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for oil and gas properties ......................   (3,414,000)   (2,253,000)
     Restricted cash used .........................................      138,000       450,000
     Return of exploration venture restricted cash ................    2,154,000          --
     Proceeds from sale of properties and equipment ...............      203,000     2,018,000
     Expenditures for other property and equipment and other assets      (26,000)     (233,000)
                                                                     -----------   -----------
     Net cash used in investing activities ........................     (945,000)      (18,000)
                                                                     -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt .....................       65,000          --
     Repayment of long term debt ..................................     (450,000)   (1,754,000)
     Proceeds from issuance of common stock .......................      103,000       903,000
     Expenditures for debenture exchange and stock offering .......     (353,000)      (28,000)
     Expenditures for debt refinancing ............................     (171,000)         --
                                                                     -----------   -----------
     Net cash used in financing activities ........................     (806,000)     (879,000)
                                                                     -----------   -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS .........................     (935,000)     (479,000)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ....................    2,174,000     1,888,000
                                                                     -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD ..........................  $ 1,239,000   $ 1,409,000
                                                                     ===========   ===========
Supplemental information:
     Interest paid in cash ........................................  $   160,000   $   283,000
Non-cash transactions
     Common stock issued or issuable as directors' fees ...........         --           4,000
     Common stock issued for conversion of debt ...................      975,000          --
     Common stock issued for 401(k) Plan contribution .............       14,000          --

*Restated


                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION
                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1997

(1)  LINE OF BUSINESS AND BASIS OF PRESENTATION

     The condensed financial statements at September 30, 1997, and for the three months and nine months then ended included herein have been prepared by Fortune Natural Resources Corporation ("Fortune" or the "Company"), without audit, pursuant to the Rules and Regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Rules and Regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-K/A. Certain reclassifications have been made to prior period amounts to conform to presentation in the current period. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 1997 and December 31, 1996, the results of its operations for the three months and nine months ended September 30, 1997 and September 30, 1996, and cash flows for the nine months ended September 30, 1997 and 1996. The results of the operations for such interim periods are not necessarily indicative of the results for the full year.

     In the fourth quarter of 1996, the Company changed its method of accounting for oil and gas operations from the successful efforts to the full cost method. All prior year financial statements presented herein have been restated to reflect the change.

     The Company has in place a shareholder rights plan which is designed to distribute preferred stock purchase rights to holders of the Company' Common Stock in the event a person acquires beneficial ownership of fifteen percent or more of the Company's stock or commences a tender offer which would result in ownership of fifteen percent or more of such Common Stock. The plan, which expires February 28, 2007, provides for the issuance of a fraction of a share of a new series of junior preferred stock of the Company for each outstanding share of the Company's stock. Depending on the circumstances, such new preferred stock will enable the holders to either buy additional shares of Common Stock of the Company or any acquiring entity at a 50% discount.

(2)  LONG-TERM DEBT

     At September 30, 1997, a summary of long-term debt is as follows:

                                                                                     September 30,  December 31,
                                                                                         1997           1996
                                                                                     ------------   ------------
     Convertible Subordinated  Debentures of $1,028,000 at September 30, 1997
        and  $1,725,000  at December  31, 1996 (net of discount of $6,000 and
        $57,000) due December 31, 1997, including interest of 10-1/2%
        per annum paid semi-annually............................................     $  1,022,000    $ 1,683,000
     Bank credit facility due July 11, 1999, including interest
        at 1.25% over bank's base rate payable quarterly........................          865,000      1,250,000
                                                                                     ------------    -----------

     Total long-term debt.......................................................        1,887,000      2,933,000
     Less current installments..................................................        1,022,000      2,253,000
                                                                                     ------------    -----------

     Long-term debt, excluding current installments.............................     $    865,000    $   680,000
                                                                                     ============    ===========


     The 10-1/2% Convertible Subordinated Debentures due December 31, 1997 bear an effective interest rate of 12.13% and are convertible into shares of the Company's Common Stock, at a conversion price of $6.32 per share or 158 shares per Debenture. On, February 26, 1997, the Company closed an Exchange Offer for these Debentures which resulted in $697,000 ($680,000 net of discount) principal amount of Debentures being converted to 218,858 shares of Common Stock. The Company also issued 174,250 Common Stock Warrants to the Debentureholders who exchanged their Debentures in connection with the Exchange Offer. The Common Stock Warrants are exercisable for a period of three years, one-half at $4.00 per share and one-half at $5.00 per share. Subsequent to the conversion, the remaining balance due on the Debentures at December 31, 1997 is $1,028,000. Furthermore, the Company recorded a non-cash debt conversion expense of $316,000 during the first quarter of 1997. The non-cash debt conversion expense represents the difference between the fair market value of all of the Common Stock and Common Stock Warrants issued in connection with the Exchange Offer and the fair market value of the lower number of Common Stock that could have been issued upon the conversion of the Debentures under the Indenture prior to the Exchange Offer. For purposes of calculating the non-cash debt conversion expense, the Company valued the 218,858 shares of Common Stock issued in connection with the Exchange Offer at $547,502 ($2.625 per share) based on the closing price of the Common Stock on the American Stock Exchange on February 26, 1997. The Company estimated the value of the Common Stock Warrants issued to the Debentureholders at $8,713 ($0.05 per warrant). As of December 31, 1996, the Company classified, as long term liabilities, the portion, net of discount, of the Debentures that were converted to Common Stock in the Exchange Offer.

     On July 11, 1997, the Company refinanced its bank debt by entering into a $20 million credit facility with Credit Lyonnais New York Branch ("Credit Lyonnais"). The Credit Lyonnais facility is due July 11, 1999, extendable for one year upon mutual consent. Under the new credit facility, the Company may initially borrow up to a pre-determined borrowing base, for acquisitions and development projects approved by Credit Lyonnais at either 1.25% above Credit Lyonnais' base rate or 4% above LIBOR. The borrowing base, currently set at $2 million, was calculated based upon the Company's July 1, 1997 oil and gas reserves and is subject to semi-annual review. The Credit Lyonnais facility is secured by a mortgage on all of the Company's existing proved oil and gas properties. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the borrowing base. The Company previously had a credit facility in place with Bank One, Texas, N.A. which was due October 1, 1997, bore interest at 1.5% over Bank One's prime rate and required monthly principal payments of $75,000.

     The Company's maturities of long-term debt over the next three years are as follows:

            Year                           Debt
          --------                    ------------
            1997                      $  1,022,000
            1998                                 -
            1999                           865,000
                                      ------------
                                      $  1,887,000
                                      ============

(3)  INCOME TAX EXPENSE

     No provision for income taxes was required for the three months and nine months ended September 30, 1997.

     At September 30, 1997, the Company estimates it had cumulative net operating loss carryforwards for federal income tax purposes of $14 million which are significantly restricted under IRC Section 382. These carryforwards are available to offset future federal taxable income, if any, with various expirations through 2010. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

     The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate any corporate taxable income in future years. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

(4)  LEGAL PROCEEDINGS

     There are no material pending legal proceedings involving any of the Company's properties or which involve a claim for damages which exceed 10% of the Company's current assets.

     On April 16, 1996, Fortune was served with two lawsuits which had been filed in the Federal District Court in New York by purchasers of Fortune Common Stock in an offering in December 1995 under Regulation S. Under the terms of the subscription agreement pursuant to which the plaintiffs acquired their shares, each was entitled to receive additional shares of Fortune Common Stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune responded to the suits, admitting that the stock price declined but alleged that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts and has also received leave of court to add third-party defendants whose actions furthered this market manipulation. Fortune intends to continue to vigorously defend plaintiff's actions and prosecute its own counterclaims. Discovery is continuing in these actions and a consolidated trial is expected in the first quarter of 1998.


(5)  COMPUTATION OF LOSS PER SHARE

     Primary loss per common share is computed by dividing net loss by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants; however, they are not included in the computation for the nine-month and three-month periods ended September 30, 1997 since they would not have a dilutive effect on earnings per share.

     Fully diluted earnings per common share are not presented, since the conversion of the Company's 10-1/2% Convertible Subordinated Debentures would have an anti-dilutive effect.


(6)  RETURN OF EXPLORATION VENTURE RESTRICTED CASH

     On June 4, 1997, the Company exercised its right under the exploration agreement between it and Zydeco Exploration, Inc. ("Zydeco") to have unexpended capital contributions returned to Fortune. Under the terms of the February 13, 1995 agreement, Fortune contributed a total of $4,800,000 which was to be expended for certain leasehold and seismic costs incurred by the venture within the Transition Zone and Timbalier Trench areas of offshore Louisiana. Of that total, $2,154,000 remained unspent as of June 4, 1997. This amount was returned to Fortune in June 1997. Fortune will retain its current undivided 50% working interest in each of the existing exploration projects that are currently subject to the agreement. The Company's 50% working interest in each project is subject to a proportionate reduction in the event that Zydeco expends additional funds on such project.

(7)  IMPAIRMENT TO OIL AND GAS PROPERTIES

     In connection with requesting the return of unexpended funds from its exploration venture with Zydeco, the Company reviewed for impairment its $4.3 million remaining unevaluated investment in the Zydeco exploration venture properties. The $4.3 million investment includes the value of the Fortune Common Stock that was issued in 1995 to acquire its interest in the exploration venture as well as the funds that Fortune has incurred for leases and seismic in the exploration venture. As a result of this review, Fortune transferred $2.6 million of costs associated with the Zydeco exploration venture properties to the evaluated property account during the second quarter of 1997. At the same time, the Company also transferred its $300,000 remaining unevaluated investment in its New Mexico properties to the evaluated property account. Furthermore, the Company's unsuccessful well at South Lake Arthur was charged to the evaluated property account in the second quarter of 1997. As a result, the Company has recorded impairments to oil and gas properties through the second quarter of 1997 of $3.2 million.

(8)  SUBSEQUENT EVENTS

     Through November 13, 1997, the Company has sold $2,800,000 of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes") in connection with a private placement of up to $4.5 million of such Notes. The Notes are convertible into the Company's Common Stock at a conversion price of $3.00 per share, subject to adjustment. The Notes are convertible by the holders after May 1, 1999, subject to a one-time option by the holders to convert at a lower conversion price prior to that date in the event that the Company sells shares of its Common Stock at a price below the conversion price. The Notes are redeemable by the Company after May 1, 1999, at a premium that reduces monthly from 10% to zero over an 18-month period. Any such premium on redemption is waived in the event that the Company's Common Stock price averages at least $4.50 per share for 30 consecutive trading days. The holders of the Notes will be entitled to receive additional shares upon conversion in the event that the Company's Common Stock price averages less than the conversion price for a certain period prior to May 1, 1999. The Notes are subordinate to all of the Company's secured debt, including the credit facility with Credit Lyonnais. The Notes bear interest at a rate of 12% per year, payable quarterly. The Company has received proceeds, net of offering fees and commissions, of $2,446,000 through November 13, 1997. The private placement of Notes is set to expire on November 19, 1997; however, there can be no assurance that the Company will sell any additional Notes prior to the expiration date. The proceeds of the private placement will be used to refinance existing debt, including the repayment of the Company's Debentures that are due December 31, 1997. In connection therewith, the Company has called for the redemption of those Debentures for December 5, 1997. Additionally, up to $855,000 of the net proceeds received from the private placement in excess of $2.5 million will be used to reduce the Company's $865,000 of borrowings under its credit facility with Credit Lyonnais. Net proceeds through November 13, 1997 are $2.4 million, thus no reduction to the credit facility has occurred. All other proceeds from the offering will be used for general corporate purposes.

     The Notes were sold under a placement agreement with J. Robbins Securities, L.L.C. (the "Placement Agent"). The Placement Agent is receiving a ten percent sales commission, a three percent non-accountable expense allowance and warrants to purchase a number of shares of Common Stock determinable by multiplying the gross proceeds received in the offering by approximately .0278. The warrants are exercisable over a five-year period at $3.60 per share. Barry W. Blank, a beneficial owner of more than five percent of the Company's Common Stock, is a branch manager for the Placement Agent and is marketing substantially the entire private placement. As such, Mr. Blank will earn 50% of the fees and commissions paid to the Placement Agent for the Notes sold by him. Mr. Blank will also receive 20% of the warrants payable to the Placement Agent. Five hundred thousand dollars of the Notes has been acquired by a trust established by and, under certain circumstances, for the benefit of Mr. Blank. Barry Feiner, a director of the Company, is acting as outside counsel for the Placement Agent in connection with the private placement. If all of the Notes are sold, Mr. Feiner will earn $45,000 in legal fees from the Placement Agent, $20,000 of which have been paid to Mr. Feiner as of November 13, 1997.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                   ---------------------

                     TABLE OF CONTENTS
                                                 Page

Prospectus Summary                                 3
Risk Factors                                       9
Dividend Policy                                   13
Price Range of Securities                         14
Selected Financial and Operating Data             15
Management's Discussion and
  Analysis of Financial Condition
  And Results of Operations                       16
Business and Properties                           23
Management                                        35
Certain Relationships and Related
  Transactions                                    39
Principal Stockholders                            42
The Exchange Offer                                44
Certain Federal Income Tax Considerations         49
Description of Securities                         51
Legal Matters                                     55
Experts                                           55
Additional Information                            56
Glossary of Oil and Gas Terms                     57
Index to Financial Statements                     F-1


===============================================


               EXCHANGE OFFER

                COMMON STOCK
                  PURCHASE
                  WARRANTS



                   [LOGO]






               P R O S P E C T U S


                FEBRUARY ___, 1998

===============================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Registrant estimates that expenses in connection with the offering described in the Registration Statement will be as follows:

    Securities and Exchange Commission Registration Fee           $     2,190
    Accountants' Fees and Expenses                                $     6,000
    Legal Fees and Expenses                                       $    16,000
    American Stock Exchange fees                                  $         -
    Printing and Engraving Expenses                               $       200
    Miscellaneous                                                 $     3,610
                                                                  -----------
                                                                  $    28,000
                                                                  ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents of Delaware corporations. The Certificate of Incorporation and Bylaws of the Company provide that the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware as it may be amended from time to time, indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person whom he or she is a legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 16.  EXHIBITS

    Number      Description

     4.1 *      Warrant Agreement by and between Fortune Natural
                Resources Corporation and U.S. Stock Transfer Corporation, as warrant agent (New Warrant)

     4.2 *      Form of Warrant Certificate (New Warrant)

     5.1 * Opinion of Boyer, Ewing & Harris Incorporated regarding legality of securities

     8.1 * Opinion of Looper, Reed, Mark & McGraw Incorporated regarding certain federal income tax considerations

    18.1 Letter from KPMG Peat Marwick LLP regarding change in accounting method (incorporated by reference to Fortune's Registration Statement on Form S-2, Registration No. 333-22599 filed on February 28, 1997)

    23.1 *      Consent of KPMG Peat Marwick LLP

    23.2        Consent of Huddleston & Co., Inc.

    23.3        Consent of Sherwin D. Yoelin

    23.4 *      Consent of Boyer, Ewing & Harris Incorporated
                (included in Exhibit 5.1)

    23.5 * Consent of Looper, Reed, Mark & McGraw Incorporated (included in Exhibit 8.1)

    25.1        Power of Attorney (included on signature page)

    99.1 *      Form of Letter of Transmittal

    99.2 *      Form of Notice of Guaranteed Delivery



*    Filed herewith.

ITEM 17.  UNDERTAKINGS

          The undersigned registrant hereby undertakes:

         (1) To file during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate represent fundamental change in the information set forth in the registration statement;

                (iii) To include any  material  information  with respect to the plan of  distribution  not  previously  disclosed  in the
                      registration statement  or  any  material   change  to
                      such   information   in  the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver , or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering there.

     (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly authorized this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 11, 1998.

                                FORTUNE NATURAL RESOURCES CORPORATION


                                By:    /s/  Tyrone J. Fairbanks
                                     -------------------------------------------
                                                Tyrone J. Fairbanks
                                       President and Chief Executive Officer


                                By:    /s/  J. Michael Urban
                                     -------------------------------------------
                                                 J. Michael Urban
                                        Vice President and Chief Financial
                                              and Accounting Officer


     In accordance with the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following person in the capacities and on the dates stated.



            Name                                     Title                                  Date
            ----                       -----------------------------------------       ---------------

  /s/  Tyrone J. Fairbanks
----------------------------------
     Tyrone J. Fairbanks               Chief Executive Officer and Director             February 11, 1998


       Dean W. Drulias*
----------------------------------
       Dean W. Drulias                 Executive Vice President, General Counsel,
                                         Corporate Secretary and Director               February 11, 1998

      Graham S. Folsom*
----------------------------------
      Graham S. Folsom                 Director                                         February 11, 1998


     William T. Walker, Jr.*
----------------------------------
     William T. Walker, Jr.            Director                                         February 11, 1998


        Barry Feiner*
----------------------------------
        Barry Feiner                   Director                                         February 11, 1998


----------------------------------
         Gary Gelman                   Director                                         February 11, 1998


      D. R. Shaughnessy*
----------------------------------
      D. R. Shaughnessy                Director                                         February 11, 1998


*By:  /s/ Tyrone J. Fairbanks
----------------------------------
       Tyrone J. Fairbanks
       (Attorney-in-fact)
